Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-253333

PROSPECTUS SUPPLEMENT

(To Prospectus dated February 26, 2021)

TRANSCANADA TRUST

U.S.$800,000,000

Fixed-to-Fixed Rate Subordinated Trust Notes — Series 2022-A
guaranteed on a subordinated basis by
TRANSCANADA PIPELINES LIMITED

TransCanada Trust (the “Trust”) is a unit trust established under the laws of Ontario by Computershare Trust Company of Canada (the “Trustee”), as successor trustee to Valiant Trust Company, pursuant to a declaration of trust dated as of September 16, 2014 (the “Declaration of Trust”). The Trust proposes to issue and sell pursuant to this prospectus supplement (the “Offering”) U.S.$800,000,000 principal amount of unsecured, fixed-to-fixed rate subordinated Trust Notes — Series 2022-A due March 7, 2082 (the “Trust Notes — Series 2022-A”).

Investing in the Trust Notes — Series 2022-A involves risk. See “Risk Factors” in this prospectus supplement and in the prospectus.

The Trust is permitted, under the multi-jurisdictional disclosure system adopted by the U.S. and Canada, to prepare this prospectus supplement and the prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S.

Financial statements incorporated by reference in the prospectus have been prepared in accordance with U.S. generally accepted accounting principles, which are referred to as “U.S. GAAP”.

You should be aware that the acquisition of the securities described herein may have tax consequences both in the U.S. and in Canada. Such tax consequences for investors who are residents in, or citizens of, the U.S. may not be described fully herein.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Trust and TCPL are organized and incorporated, respectively, under the laws of Canada, that some or all of the officers and directors of TCPL are residents of Canada, that some of the experts named in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus are residents of Canada and that all or a substantial portion of the assets of the Trust and TCPL and the assets of said persons are located outside of the U.S.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION OR SIMILAR AUTHORITY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public(1)		Underwriting Commission(2)		Proceeds(3)
Per Trust Note — Series 2022-A		100.000%		1.000%		99.000%
Total	U.S.$	800,000,000	U.S.$	8,000,000	U.S.$	792,000,000

(1)	The public offering price set forth above does not include accrued interest, if any.

(2)	The Underwriting commission will be paid by the Trust from the gross proceeds of the Offering.

(3)	The Offering expenses of the Trust, other than the Underwriting commission, are estimated to be U.S.$2,000,000 and will be paid by the Trust from cash on hand and funds borrowed under the Credit Facility (as defined herein). See “The Trust — Liquidity” in the prospectus.

The Trust expects to deliver the Trust Notes — Series 2022-A to investors through the book-entry delivery system of The Depository Trust Company and its direct and indirect participants, including Euroclear Bank SA/NV and Clearstream Banking, S.A., against payments in New York, New York on or about March 7, 2022.

Joint Book-Running Managers
Deutsche Bank Securities		MUFG
Co-Managers
Citigroup	HSBC	J.P. Morgan	SMBC Nikko
BofA Securities		Mizuho Securities
Barclays
Truist Securities		Wells Fargo Securities

The date of this prospectus supplement is March 2, 2022.

The Trust’s objective is to acquire and hold the Trust Assets (as defined herein), comprised primarily of subordinated notes (the “TCPL Sub Notes”) issued by TransCanada PipeLines Limited (“TCPL”), in order to generate funds for payment of the principal, interest, the redemption price and the amount payable on purchase for cancellation, if any, and any other amounts, in respect of its debt securities, including the Trust Notes — Series 2022-A. The Offering will provide TCPL with a cost-effective means of raising capital which qualifies for Basket “C” equity treatment by Moody’s Investors Service, Inc. (“Moody’s”), “Intermediate Equity Credit” by S&P Global Ratings (“S&P”) and “50% Equity Credit” by Fitch Ratings Inc. (“Fitch”). The Trust has also issued voting trust units (the “Voting Trust Units”) to TCPL, and certain series of subordinated notes as outlined under the heading “Capitalization of the Trust” in this prospectus supplement. TCPL will, at all times own, directly or indirectly, all of the Voting Trust Units. See “Description of the Trust Notes” in this prospectus supplement. The Trust may, at any time and from time to time, issue additional Voting Trust Units or subordinated notes of any series without the authorization of holders of the Trust Notes — Series 2022-A. See “Description of the Trust Notes — Issue of Additional Trust Securities” in this prospectus supplement.

Under applicable Canadian securities legislation, we may be considered to be a connected issuer of each of the Underwriters, each of which is a subsidiary or affiliate of one of TCPL’s lenders to which TCPL is currently indebted. See “Underwriting” in this prospectus supplement.

The Trust Notes — Series 2022-A will be issued only in denominations of U.S.$1,000 and integral multiples thereof.

TCPL will guarantee, on a subordinated basis, the due and punctual payment of the principal amount of and interest on (including, in case of default, interest on the amount in default) the Trust Notes — Series 2022-A and performance by the Trust of all the Trust’s obligations to the holders of the Trust Notes — Series 2022-A pursuant to the Share Exchange Agreement (as defined herein) and the Assignment and Set-Off Agreement (as defined herein).

From the Closing Date (as defined herein) until March 7, 2082, the Trust will pay interest on the Trust Notes — Series 2022-A in equal semi-annual installments on March 7 and September 7 of each year (each such semi-annual date, a “Series 2022-A Interest Payment Date”).

From the Closing Date to, but excluding, March 7, 2032, the interest rate on the Trust Notes — Series 2022-A will be fixed at 5.600% per annum, payable in arrears. Starting on March 7, 2032, and on every fifth anniversary of such date thereafter upon which the Trust Notes — Series 2022-A are outstanding (each such date, a “Series 2022-A Interest Reset Date”), the interest rate on the Trust Notes — Series 2022-A will reset for the applicable Subsequent Fixed Rate Period to a rate per annum equal to the Five-Year Treasury Rate (as defined herein) as of the most recent Interest Reset Determination Date (as defined herein), plus: (a) for the period from, and including, March 7, 2032 to, but excluding, March 7, 2052, 3.986%; and (b) for the period from, and including, March 7, 2052 to, but excluding, March 7, 2082, 4.736%, in each case, payable in arrears.

The Trust Notes — Series 2022-A will mature on March 7, 2082. Holders of the Trust Notes — Series 2022-A may, in certain circumstances, be required to apply interest payable on the Trust Notes — Series 2022-A to acquire a series of newly-issued TCPL Deferral Preferred Shares (as defined herein) with fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors (as defined herein). See “Description of the Trust Notes — Trust Notes — Series 2022-A — Deferral Right” in this prospectus supplement.

The TCPL Sub Notes purchased by the Trust with the proceeds of the Offering (the “2022 TCPL Sub Notes — Series-A”) will be dated as of the Closing Date and will mature on March 7, 2082. From the Closing Date until March 7, 2082, TCPL will pay interest on the 2022 TCPL Sub Notes — Series-A in equal semi-annual installments on March 7 and September 7 of each year (each such semi-annual date, a “TCPL Sub Note Interest Payment Date”).

From the Closing Date to, but excluding, March 7, 2032, the interest rate on the 2022 TCPL Sub Notes — Series-A will be fixed at 5.850% per annum, payable in arrears. Starting on March 7, 2032, and on every fifth anniversary of such date thereafter upon which the 2022 TCPL Sub Notes — Series-A are outstanding (each such date, a “TCPL Sub Notes Interest Reset Date”), the interest rate on the 2022 TCPL Sub Notes — Series-A will reset for the applicable Subsequent Fixed Rate Period to a rate per annum equal to the Five-Year Treasury Rate as of the most recent Interest Reset Determination Date, plus: (a) for the period from, and including, March 7, 2032 to, but excluding, March 7, 2052, 4.236%; and (b) for the period from, and including, March 7, 2052 to, but excluding, March 7, 2082, 4.986%, in each case, payable in arrears.

(ii)

TC Energy Corporation (“TCE”) is currently the sole shareholder of TCPL and TCE and TCPL will covenant for the benefit of holders of the Trust Notes — Series 2022-A (the “Dividend Stopper Undertaking”) that, in the event of a Deferral Event (as defined herein) in respect of the Trust Notes — Series 2022-A, TCPL will not declare dividends of any kind on any of the TCPL Preferred Shares (as defined herein) or, if no TCPL Preferred Shares are outstanding, any of the TCPL Common Shares (as defined herein and together with the TCPL Preferred Shares, the “TCPL Dividend Restricted Shares”) and TCE will not declare dividends of any kind on any of the TCE Preferred Shares (as defined herein) or, if no TCE Preferred Shares are outstanding, any of the TCE Common Shares (as defined herein and together with the TCE Preferred Shares, the “TCE Dividend Restricted Shares” and collectively with the TCPL Dividend Restricted Shares, the “Dividend Restricted Shares”) from the relevant Deferral Date (as defined herein) until the calendar month following the first day on which, after any TCPL Deferral Preferred Shares have been issued, no TCPL Deferral Preferred Shares are outstanding (the “Dividend Declaration Resumption Month”).

On each Series 2022-A Interest Payment Date in respect of which a Deferral Event has occurred in respect of the Trust Notes — Series 2022-A (each a “Deferral Date”), interest payable on Trust Notes — Series 2022-A will be applied on behalf of holders of Trust Notes — Series 2022-A to acquire a new series of TCPL Preferred Shares (in any case, the “TCPL Deferral Preferred Shares”). A new series of TCPL Deferral Preferred Shares will be issued in respect of each Deferral Date. The subscription amount of each TCPL Deferral Preferred Share will be an amount equal to U.S.$1,000 and the number of TCPL Deferral Preferred Shares (including fractional shares, if applicable) subscribed for on each Deferral Date will be calculated by dividing the amount of the interest payable on the Trust Notes — Series 2022-A on the applicable Deferral Date, by U.S.$1,000. This investment will be effected by the Indenture Trustee (as defined herein) subscribing for such shares for and on behalf of the holders of the Trust Notes — Series 2022-A. See “Description of the Trust Notes — Trust Notes — Series 2022-A — Deferral Right” in this prospectus supplement.

It is in the interest of TCPL and TCE to ensure, to the extent within their control, that the Trust pays the interest to holders of the Trust Notes — Series 2022-A in cash on each Series 2022-A Interest Payment Date so as to avoid triggering the Dividend Stopper Undertaking. See “Description of the Trust Notes — Trust Notes — Series 2022-A — Dividend Stopper Undertaking” and “Risk Factors” in this prospectus supplement.

The Trust Notes — Series 2022-A, including accrued and unpaid interest thereon, will be exchanged automatically (the “Automatic Exchange”), without the consent of the holders thereof, for the right to be issued newly-issued TCPL Exchange Preferred Shares (as defined herein) upon the occurrence of an Automatic Exchange Event (as defined herein), which right will be immediately and automatically exercised. Following the Automatic Exchange, holders of the Trust Notes — Series 2022-A immediately prior to the Automatic Exchange will cease to have any claim or entitlement for interest or principal against the Trust or any other rights as holders of the Trust Notes — Series 2022-A, including under the guarantee by TCPL. Holders of the Trust Notes — Series 2022-A will individually be bound by the Automatic Exchange, acting through the Exchange Trustee, on the basis contemplated by the Share Exchange Agreement. As the events that give rise to an Automatic Exchange are bankruptcy and related events, it is in the interest of TCPL to ensure that an Automatic Exchange does not occur, although the events that could give rise to an Automatic Exchange, namely the occurrence of an Automatic Exchange Event, may be beyond the control of TCPL. In such event, former holders of the Trust Notes — Series 2022-A would rank as preferred shareholders of TCPL in a liquidation of TCPL. See “Description of the Trust Notes — Trust Notes — Series 2022-A — Automatic Exchange”, “Description of TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares” and “Risk Factors” in this prospectus supplement.

The Trust may, at its option, or at the direction of TCPL, redeem the Trust Notes — Series 2022-A in whole at any time or in part from time to time on not less than 10 days nor more than 60 days prior notice to the holders of the Trust Notes — Series 2022-A, without the consent of such holders, and upon such conditions as may be specified in the applicable notice of redemption, at a redemption price per U.S.$1,000 principal amount of the Trust Notes — Series 2022-A equal to par: (i) from December 7, 2031 to March 7, 2032; and (ii) after March 7, 2032, on any Series 2022-A Interest Payment Date or Series 2022-A Interest Reset Date, in each case, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. See “Description of the Trust Notes — Trust Notes — Series 2022-A — Trust Redemption Right” in this prospectus supplement.

(iii)

The Trust Notes — Series 2022-A may be purchased, in whole or in part, by the Trust, at the direction of TCPL, in the open market or by tender or private contract. Trust Notes — Series 2022-A purchased by the Trust shall be cancelled and not reissued. The purchase price payable by the Trust will be paid in cash.

Upon the occurrence of, or at any time following the occurrence of, a Rating Event (as defined herein) or a Tax Event (as defined herein), the Trust may, at its option, redeem all (but not less than all) of the Trust Notes — Series 2022-A at a redemption price per U.S.$1,000 principal amount of the Trust Notes — Series 2022-A equal to par (in the case of a Tax Event) and par plus U.S.$20 (in the case of a Rating Event), together with accrued and unpaid interest to, but excluding, the date fixed for redemption. See “Description of the Trust Notes — Trust Notes — Series 2022-A — Redemption on Rating Event or Tax Event” in this prospectus supplement.

It is expected that the Trust Assets will be acquired primarily from TCPL and/or its affiliates and shall consist of the TCPL Sub Notes and investments from interest payable thereon. TCPL will act as Administrative Agent to the Trust. See “The Trust — The Administrative Agent” in the prospectus.

An investment in Trust Notes — Series 2022-A could be replaced in certain circumstances, without the consent of the holder, by TCPL Exchange Preferred Shares and holders of the Trust Notes — Series 2022-A may be required in certain circumstances to apply interest payable on their Trust Notes — Series 2022-A to acquire TCPL Deferral Preferred Shares. You should therefore carefully consider the disclosure with respect to TCPL, the TCPL Exchange Preferred Shares and the TCPL Deferral Preferred Shares included in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus. An investment in Trust Notes — Series 2022-A is subject to certain risks. See “Risk Factors” in this prospectus supplement and in the prospectus.

The Underwriters (as defined herein), as principals, conditionally offer the Trust Notes — Series 2022-A in the United States (“U.S.”), subject to prior sale if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Underwriting” in this prospectus supplement, and subject to the approval of certain legal matters on behalf of the Trust and TCPL by their Canadian legal counsel, Blake, Cassels & Graydon LLP and by their U.S. legal counsel, Mayer Brown LLP and on behalf of the Underwriters by their Canadian legal counsel, Norton Rose Fulbright Canada LLP and by their U.S. legal counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP. This prospectus supplement also qualifies for distribution the Automatic Exchange, the Deferral Event Subscription (as defined herein) and the Subscription Right (as defined herein).

The representatives of the Underwriters have advised the Trust and TCPL that the Underwriters propose to offer the Trust Notes — Series 2022-A to the public initially at the public offering price specified above. After the Underwriters have made a reasonable effort to sell all of the Trust Notes — Series 2022-A offered by this prospectus supplement at the price specified above, the offering price may be decreased and may be further changed from time to time to an amount not greater than the price specified above. Any such reduction will not affect the proceeds received by the Trust. In connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Trust Notes — Series 2022-A. As a result of such transactions, the price of the Trust Notes — Series 2022-A may be higher than the price that might otherwise exist in the open market. Such transactions, if commenced, may be discontinued at any time. See “Underwriting” in this prospectus supplement.

Subscriptions for the Trust Notes — Series 2022-A will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

(iv)

It is expected that the Closing Date will be on or about March 7, 2022 or such later date as the Trust, TCPL and the Underwriters may agree, but in any event not later than March 10, 2022. The Trust Notes — Series 2022-A will be issued in “book-entry only” form and, accordingly, physical certificates representing Trust Notes — Series 2022-A will not be available except in limited circumstances. See “Description of the Trust Notes — Trust Notes — Series 2022-A — Book-Entry Only Form” in this prospectus supplement.

There is no market through which the Trust Notes — Series 2022-A may be sold and purchasers may not be able to resell the Trust Notes — Series 2022-A purchased under this prospectus supplement. This may affect the pricing of the Trust Notes — Series 2022-A in the secondary market, the transparency and availability of trading prices, the liquidity of the Trust Notes — Series 2022-A, and the extent of issuer regulation. See “Risk Factors” in this prospectus supplement and in the prospectus.

The Trust’s head office is located at 450 – 1 Street S.W. Calgary, Alberta, Canada, T2P 5H1.

(v)

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

ii

Important Notice About Information in this Prospectus Supplement and the Prospectus

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Trust Notes — Series 2022-A. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the Trust Notes — Series 2022-A. The base shelf prospectus, dated February 26, 2021, is referred to as the “prospectus” in this prospectus supplement. Except on the cover page and in the “Description of the Trust Notes” and unless the context otherwise requires, all references in this prospectus supplement to “we”, “us”, “our”, or “TCE” refer to TC Energy Corporation and its subsidiaries, partnership interests and joint venture investments, including TCPL and the Trust.

If the description of the Trust Notes — Series 2022-A or any other information varies between this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, you should rely on the information in this prospectus supplement. You should rely only on the information contained in this prospectus supplement or contained in, or incorporated by reference into, the prospectus or in any free writing prospectus we authorize and use in connection with the Offering. We have not, and the Underwriters have not, authorized any person to provide you with different information. If any person other than us provides you with different or inconsistent information, you should not rely on it. We and the Underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement and the prospectus, as well as the information in any document incorporated by reference into the prospectus that we previously filed with the SEC and with any securities regulatory authority in Canada, is accurate only as of the respective dates of the applicable documents. Our business, properties, financial condition, results of operations and prospects may have changed since such date.

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purpose of the Offering. Other documents are also incorporated, or deemed to be incorporated, by reference into the prospectus. See “Documents Incorporated by Reference” in this prospectus supplement and “Where To Find More Information” in the prospectus.

Unless otherwise indicated, all financial information included in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, including the financial statements of TCE incorporated by reference in the prospectus, have been prepared in accordance with U.S. generally accepted accounting principles, which are referred to as “U.S. GAAP”.

In this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to “dollars” or “$” are to lawful currency of Canada, and references to “U.S. dollars” and “U.S.$” are to lawful currency of the U.S.

THE TRUST NOTES — SERIES 2022-A DO NOT REPRESENT OBLIGATIONS OF, OR INTERESTS IN, AND ARE NOT GUARANTEED OR INSURED BY, COMPUTERSHARE TRUST COMPANY OF CANADA OR TSX TRUST COMPANY OR ANY OF THEIR RESPECTIVE AGENTS OR AFFILIATES (OTHER THAN THE TRUST). THE TRUST NOTES — SERIES 2022-A ARE NOT INSURED OR GUARANTEED BY THE CANADA DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

Exchange Rate Data

TCE publishes its consolidated financial statements in Canadian dollars. The following table sets forth certain exchange rates based on the daily exchange rates as reported by the Bank of Canada for the periods noted. Such rates are set forth as U.S. dollars per $1.00 and are the inverse of exchange rates quoted by the Bank of Canada for Canadian dollars per U.S.$1.00. On March 2, 2022, the inverse of the daily exchange rate reported by the Bank of Canada was U.S.$0.7894 per $1.00.

	Year Ended December 31,
	2021	2020	2019
High	0.8306	0.7863	0.7699
Low	0.7727	0.6898	0.7353
Average(1)	0.7980	0.7461	0.7537
Period end	0.7888	0.7854	0.7699

(1)	The average of the exchange rates on the last day of each month during the applicable period.

Forward-Looking Statements

This prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus include “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of securities laws, including the “safe harbor” provisions of the Securities Act (Alberta), the Securities Act (Ontario), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”). The words “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “outlook”, “forecast”, “intend”, “target”, “plan” or similar words are used to identify such forward-looking information. Forward-looking information in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus is intended to provide you with information regarding us, including management’s assessment of our future plans and financial outlook. Forward-looking information in this prospectus supplement includes statements under the headings “Use of Proceeds” and “Underwriting”. Forward looking information in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus may include, but is not limited to, statements regarding:

•	our financial and operational performance, including the performance of our subsidiaries;

•	expectations about strategies and goals for growth and expansion, including acquisitions;

•	expected cash flows and future financing options available, including portfolio management;

•	expected dividend growth;

•	expected access to and cost of capital;

•	expected costs and schedules for planned projects, including projects under construction and in development;

•	expected capital expenditures, contractual obligations, commitments and contingent liabilities;

•	expected regulatory processes and outcomes;

•	statements related to our GHG emissions reduction goals

•	expected outcomes with respect to legal proceedings, including arbitration and insurance claims;

•	the expected impact of future tax and accounting changes;

•	expected industry, market and economic conditions;

•	the liquidity of the Trust Notes — Series 2022-A; and

•	the expected impact of COVID-19.

This forward-looking information reflects our beliefs and assumptions based on information available at the time the information was stated and, as such, is not a guarantee of future performance. By its nature, forward looking information is subject to various assumptions, risks and uncertainties which could cause our actual results and achievements to differ materially from the anticipated results or expectations expressed or implied in such information.

Key assumptions on which our forward-looking information is based include, but are not limited to, assumptions about:

•	realization of expected benefits from acquisitions, divestitures and energy transition

•	regulatory decisions and outcomes;

•	planned and unplanned outages and the use of our pipeline, power and storage assets;

•	integrity and reliability of our assets;

•	anticipated construction costs, schedules and completion dates;

•	access to capital markets, including portfolio management;

•	expected industry, market and economic conditions;

•	inflation rates and commodity prices;

•	interest, tax and foreign exchange rates;

•	nature and scope of hedging; and

•	expected impact of COVID-19.

The risks and uncertainties that could cause actual results or events to differ materially from current expectations include, but are not limited to:

•	realization of expected benefits from acquisitions, divestitures and energy transition

•	our ability to successfully implement our strategic priorities and whether they will yield the expected benefits;

•	our ability to implement a capital allocation strategy aligned with maximizing shareholder value;

•	the operating performance of our pipeline, power and storage assets;

•	amount of capacity sold and rates achieved in our pipeline businesses;

•	the amount of capacity payments and revenues from our power generation assets due to plant availability;

•	production levels within supply basins;

•	construction and completion of capital projects;

•	cost and availability of labour, equipment and materials;

•	the availability and market prices of commodities;

•	access to capital markets on competitive terms;

•	interest, tax and foreign exchange rates;

•	performance and credit risk of our counterparties;

•	regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims;

•	our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment and COVID-19;

•	our ability to realize the value of tangible assets and contractual recoveries, including those specific to the Keystone XL pipeline project;

•	competition in the businesses in which we operate;

•	unexpected or unusual weather;

•	acts of civil disobedience;

•	cyber security and technological developments;

•	ESG related risks;

•	impact of energy transition on our business;

•	economic conditions in North America as well as globally; and

•	global health crises, such as pandemics and epidemics, including COVID-19 and the unexpected impacts related thereto.

Additional information on these and other factors is discussed in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus including in the 2021 MD&A (as defined herein) under the headings “Natural Gas Pipelines — Business Risks”, “Liquids Pipelines — Business Risks”, “Power and Storage — Business Risks” and “Other Information — Enterprise Risk Management”, and in the Annual Information Form (as defined herein) under the heading “Risk Factors”, as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in the prospectus.

Readers are cautioned against placing undue reliance on forward-looking information, which is given as of the date it is expressed in this prospectus supplement, the prospectus, or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. We undertake no obligation to publicly update or revise any forward-looking information in this prospectus supplement, the prospectus, or otherwise, whether as a result of new information, future events or otherwise, except as required by law.

Documents Incorporated by Reference

Pursuant to a decision dated January 3, 2019 granted by the Alberta Securities Commission (as principal regulator) and the Ontario Securities Commission pursuant to National Policy 11-203 — Process for Exemptive Relief Applications in Multiple Jurisdictions (the “Decision”), the Trust and TCPL are not subject to certain continuous disclosure requirements, provided, among other things, that TCE, the company which owns all of the outstanding common shares of TCPL, complies with its continuous disclosure requirements, including filing its own continuous disclosure documents. The Decision further permits TCPL and the Trust to incorporate by reference in the prospectus all information or documents that would be required to be incorporated by reference in a short form prospectus filed by TCE. See “The Trust — Certain Continuous Disclosure Requirements” in the prospectus.

Accordingly, the Trust and TCPL incorporate by reference in the prospectus the documents of TCE listed below, which were filed with the securities commission or other similar authority in each of the provinces and territories of Canada and with the SEC:

(a)	annual information form of TCE for the year ended December 31, 2021 dated February 14, 2022 (the “Annual Information Form”);

(b)	management information circular of TCE dated March 4, 2021 for the annual meeting of shareholders held on May 7, 2021;

(c)	audited consolidated financial statements of TCE as of December 31, 2021 and 2020 and for each of the years in the three-year period ended December 31, 2021, the notes thereto and the auditors’ report thereon (the “Annual Financial Statements”); and

(d)	management’s discussion and analysis of financial condition and results of operations of TCE as of and for the year ended December 31, 2021 (the “2021 MD&A”).

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the Offering.

Any documents of the type referred to above, including all annual information forms, management information circulars, annual and interim financial statements and management’s discussion and analysis relating thereto, material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all prospectus supplements disclosing additional or updated information relating to the offering of Trust Notes — Series 2022-A subsequently filed by TCE, TCPL or the Trust with securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the completion of the Offering shall be deemed to be incorporated by reference into the prospectus. These documents will be available through the internet on SEDAR at www.sedar.com.

In addition, any similar documents TCE files with, or furnishes to, the SEC in its periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with, or furnished to, the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus supplement and prior to the termination of the Offering, shall be deemed to be incorporated by reference into the registration statement of which this prospectus supplement forms a part, if and to the extent expressly provided in such reports. TCE’s periodic reports on Form 6-K and its annual reports on Form 40-F are available through the internet on EDGAR at www.sec.gov.

S-4

Any statement contained in this prospectus supplement or in the prospectus, or in any other document (or part thereof) incorporated, or deemed to be incorporated, by reference therein, shall be deemed to be modified or superseded, for the purposes of this prospectus supplement, to the extent that a statement contained herein or therein, or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference therein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide without charge to each person to whom this prospectus supplement is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in the prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to TC Energy Corporation, 450 – 1 Street S.W. Calgary, Alberta, Canada, T2P 5H1, Attention: Corporate Secretary, telephone number (403) 920-2000. These documents are also available through the internet on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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Prospectus Summary

The following is a summary of the principal features of the Offering and is qualified in its entirety by and should be read in conjunction with the more detailed information appearing elsewhere in this prospectus supplement and in the prospectus. Reference is made to the Glossary section for the meaning of certain defined terms.

The Offering

Issuer	TransCanada Trust, a unit trust (the “Trust”) established under the laws of the Province of Ontario pursuant to the Declaration of Trust.

Offering	The unsecured, subordinated Trust Notes — Series 2022-A due March 7, 2082 of the Trust (the “Trust Notes — Series 2022-A”). The Trust Notes — Series 2022-A will be issued under a trust indenture (the “Trust Indenture”) dated May 20, 2015 between the Trust and TSX Trust Company (formerly AST Trust Company (Canada) and prior thereto, CST Trust Company), as trustee for the holders of the Trust Notes — Series 2022-A (the “Indenture Trustee”), as supplemented by a seventh supplemental indenture (the “Seventh Supplemental Indenture”) between the Trust, TCPL and the Indenture Trustee.

Principal Amount of Offering	U.S.$800,000,000 Trust Notes — Series 2022-A.

Price to Public	100.000%.

Issue Date	On or about March 7, 2022.

Maturity Date	March 7, 2082.

Specified Denominations	U.S.$1,000 and integral multiples thereof.

Use of Proceeds

The proceeds to the Trust from the Offering will be used to acquire the 2022 TCPL Sub Notes — Series-A from TCPL. TCPL, in turn, intends to use the proceeds from the issuance of the 2022 TCPL Sub Notes — Series-A to provide TCE with the funds necessary to redeem TCE’s outstanding Cumulative Redeemable Minimum Rate Reset First Preferred Shares, Series 15. Pending such use of proceeds, TCPL may use such proceeds to reduce short term indebtedness of TCPL and its affiliates, which short term indebtedness was used to fund TCPL’s capital program and for general corporate purposes. TCPL may invest the funds that it does not immediately require in short term marketable debt securities. The Offering will provide TCPL with a cost-effective means of raising capital which qualifies for Basket “C” equity treatment by Moody’s, “Intermediate Equity Credit” by S&P and “50% Equity Credit” by Fitch.

Interest

From the Closing Date (as defined herein) until March 7, 2082, the Trust will pay interest on the Trust Notes — Series 2022-A in equal semi-annual installments on March 7 and September 7 of each year (each such semi-annual date, a “Series 2022-A Interest Payment Date”).

From the Closing Date to, but excluding, March 7, 2032, the interest rate on the Trust Notes — Series 2022-A will be fixed at 5.600% per annum, payable in arrears. Starting on March 7, 2032, and on every fifth anniversary of such date thereafter upon which the Trust Notes — Series 2022-A are outstanding (each such date, a “Series 2022-A Interest Reset Date”), the interest rate on the Trust Notes — Series 2022-A will reset for the applicable Subsequent Fixed Rate Period to a rate per annum equal to the Five-Year Treasury Rate as of the most recent Interest Reset Determination Date, plus: (a) for the period from, and including, March 7, 2032 to, but excluding, March 7, 2052, 3.986%; and (b) for the period from, and including, March 7, 2052 to, but excluding, March 7, 2082, 4.736%, in each case, payable in arrears.

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The Trust Notes — Series 2022-A will mature on March 7, 2082. Holders of the Trust Notes — Series 2022-A may, in certain circumstances, be required to apply interest payable on the Trust Notes — Series 2022-A to acquire TCPL Deferral Preferred Shares. See “Deferral Right” below.

2022 TCPL Sub Notes —Series-A

The TCPL Sub Notes purchased by the Trust with the proceeds of the Offering (the “2022 TCPL Sub Notes — Series-A”) will be dated as of the Closing Date and will mature on March 7, 2082. From the Closing Date until March 7, 2082, TCPL will pay interest on the 2022 TCPL Sub Notes — Series-A in equal semi-annual installments on March 7 and September 7 of each year (each such semi-annual date, a “TCPL Sub Note Interest Payment Date”).

From the Closing Date to, but excluding, March 7, 2032, the interest rate on the 2022 TCPL Sub Notes — Series-A will be fixed at 5.850% per annum, payable in arrears. Starting on March 7, 2032, and on every fifth anniversary of such date thereafter upon which the 2022 TCPL Sub Notes — Series-A are outstanding (each such date, a “TCPL Sub Notes Interest Reset Date”), the interest rate on the 2022 TCPL Sub Notes — Series-A will reset for the Subsequent Fixed Rate Period to a rate per annum equal to the Five-Year Treasury Rate as of the most recent Interest Reset Determination Date, plus: (a) for the period from, and including, March 7, 2032 to, but excluding, March 7, 2052, 4.236%; and (b) for the period from, and including, March 7, 2052 to, but excluding, March 7, 2082, 4.986%, in each case, payable in arrears.

The 2022 TCPL Sub Notes — Series-A are junior unsecured subordinated obligations of TCPL. The payment of principal and interest on the 2022 TCPL Sub Notes — Series-A will be subordinated in right of payment to the prior payment in full of all present and future TCPL Senior Indebtedness (as described in “Description of the 2022 TCPL Sub Notes Series-A — Priority of the 2022 TCPL Sub Notes — Series-A” in this prospectus supplement) and will be effectively subordinated to all indebtedness and obligations of TCPL’s subsidiaries.

In addition to the 2022 TCPL Sub Notes — Series-A, the Trust owns and may acquire other Trust Assets from time to time.

Deferral Right

Pursuant to the Assignment and Set-Off Agreement, on each Series 2022-A Interest Payment Date in respect of which a Deferral Event has occurred (each a “Deferral Date”) in respect of the Trust Notes — Series 2022-A, interest payable on Trust Notes — Series 2022-A will be applied on behalf of holders of Trust Notes — Series 2022-A to acquire TCPL Deferral Preferred Shares. A new series of TCPL Deferral Preferred Shares will be issued in respect of each Deferral Date. The subscription amount of each TCPL Deferral Preferred Share will be an amount equal to U.S.$1,000, and the number of TCPL Deferral Preferred Shares subscribed for on each Deferral Date (including fractional shares, if applicable) will be calculated by dividing the amount of the interest payable on the Trust Notes —Series 2022-A on the applicable Deferral Date, by U.S.$1,000. For greater certainty, whether or not a Deferral Event has occurred in respect of a particular Series 2022-A Interest Payment Date will be determined prior to the commencement of the Series 2022-A Interest Period ending on the day immediately preceding such Series 2022-A Interest Payment Date.

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A Deferral Event in respect of the Trust Notes — Series 2022-A will occur in circumstances where: (i) TCPL has failed to declare cash dividends on all of the outstanding TCPL Preferred Shares, if any, consistent with TCPL’s dividend practice in effect from time to time with respect to TCPL Preferred Shares (other than a failure to declare dividends on such shares during a Dividend Restricted Period) in each case in the last 90 days preceding the commencement of the Series 2022-A Interest Period ending on the day immediately preceding the relevant Series 2022-A Interest Payment Date (a “Missed Dividend Deferral Event”); or (ii) TCPL elects, at its sole option, prior to the commencement of the Series 2022-A Interest Period ending on the day immediately preceding the relevant Series 2022-A Interest Payment Date, that holders of the Trust Notes — Series 2022-A apply interest payable on such Trust Notes — Series 2022-A on the relevant Series 2022-A Interest Payment Date to acquire TCPL Deferral Preferred Shares (an “Other Deferral Event”). There is no limit on the number of Deferral Events that may occur.

Upon a Deferral Event, TCPL reserves the right not to issue TCPL Deferral Preferred Shares to an Ineligible Person (as defined herein). In such circumstances, the Indenture Trustee will hold all TCPL Deferral Preferred Shares that would otherwise be delivered to Ineligible Persons as agent for Ineligible Persons, and the Indenture Trustee will attempt to cause the sale of such TCPL Deferral Preferred Shares (to parties other than TCPL and its affiliates) on behalf of the Ineligible Persons. See “Description of the Trust Notes — Trust Notes — Series 2022-A — Deferral Right” in this prospectus supplement.

Dividend Stopper Undertaking	Pursuant to an Assignment and Set-Off Agreement among the Trust, TCPL, TCE and the Indenture Trustee (the “Assignment and Set-Off Agreement”), TCE and TCPL will covenant for the benefit of holders of the Trust Notes — Series 2022-A that, in the event of a Deferral Event, in the period commencing on the relevant Deferral Date to, but excluding, the first day of the applicable Dividend Declaration Resumption Month (as defined herein): (i) neither TCE nor TCPL will declare dividends of any kind on any of the Dividend Restricted Shares (as defined herein), as applicable; and (ii) neither TCE, TCPL nor any subsidiary of TCE or TCPL may redeem any Dividend Restricted Shares (other than TCPL Deferral Preferred Shares) or make any payment to holders of any of the Dividend Restricted Shares in respect of dividends not declared or paid on such Dividend Restricted Shares, and neither TCE nor TCPL nor any subsidiary of TCE or TCPL may purchase any Dividend Restricted Shares. It is in the interest of TCPL and TCE to ensure, to the extent within their control, that the Trust pays the interest to holders of the Trust Notes — Series 2022-A in cash on each Series 2022-A Interest Payment Date so as to avoid triggering the Dividend Stopper Undertaking. See “Description of the Trust Notes — Trust Notes — Series 2022-A — Dividend Stopper Undertaking” in this prospectus supplement and “Risk Factors” in this prospectus supplement and in the prospectus.

TCPL Deferral Preferred Shares	The TCPL Deferral Preferred Shares will carry the right to receive fixed quarterly cumulative preferential cash dividends, if, as and when declared by the Board of Directors (as defined herein), subject to the Canada Business Corporations Act, at the Perpetual Preferred Share Rate (as defined herein), subject to any applicable withholding tax. The TCPL Deferral Preferred Shares would rank pari passu with other outstanding first preferred shares of TCPL, if any. See “Description of TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares” in this prospectus supplement.

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Automatic Exchange

The Trust Notes — Series 2022-A, including accrued and unpaid interest thereon, will be exchanged automatically (the “Automatic Exchange”), without the consent of the holders thereof, for the right to be issued newly issued TCPL Exchange Preferred Shares upon the occurrence of: (i) the making by TCE or TCPL of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada), (ii) any proceeding instituted by TCE or TCPL seeking to adjudicate it a bankrupt or insolvent or seeking liquidation, winding-up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy, insolvency or reorganization, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for TCE or TCPL or any substantial part of its property and assets in circumstances where TCE or TCPL, as applicable, is adjudged a bankrupt or insolvent, (iii) a receiver, interim receiver, trustee or other similar official is appointed over TCE or TCPL or for any substantial part of its property and assets by a court of competent jurisdiction in circumstances where TCE or TCPL, as applicable, is adjudged a bankrupt or insolvent; or (iv) any proceeding is instituted against TCE or TCPL seeking to adjudicate it a bankrupt or insolvent or seeking liquidation, winding-up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy, insolvency or reorganization, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for TCE or TCPL or any substantial part of its property and assets in circumstances where TCE or TCPL, as applicable, is adjudged a bankrupt or insolvent, and either such proceeding has not been stayed or dismissed within 60 days of the institution of any such proceeding or the actions sought in such proceedings occur, including the entry of an order for relief against TCE or TCPL or the appointment of a receiver, interim receiver, trustee, or other similar official for it or for any substantial part of its property and assets (each, an “Automatic Exchange Event”). The Automatic Exchange shall occur as of 8:00 a.m. (Eastern time) (the “Exchange Time”) on the date that an Automatic Exchange Event occurs. Pursuant to a Share Exchange Agreement between the Trust, TCPL and the Exchange Trustee (the “Share Exchange Agreement”), the holders of the Trust Notes — Series 2022-A will receive the right to be issued one TCPL Exchange Preferred Share for each U.S.$1,000 principal amount of Trust Notes — Series 2022-A together with the number of TCPL Exchange Preferred Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Trust Notes — Series 2022-A to, but excluding, the date the Automatic Exchange Event occurs, by U.S.$1,000, which right will be immediately and automatically exercised. Following the Automatic Exchange, holders of the Trust Notes — Series 2022-A immediately prior to the Automatic Exchange will cease to have any claim or entitlement to interest or principal against the Trust or any other rights as holders of the Trust Notes — Series 2022-A, including under the subordinated guarantee by TCPL. Holders of the Trust Notes — Series 2022-A will individually be bound by the Automatic Exchange, acting through the Exchange Trustee, on the basis contemplated by the Share Exchange Agreement.

If, following the occurrence of an Automatic Exchange Event, any Trust Notes — Series 2022-A remain outstanding and are not owned by TCPL or an affiliate of TCPL, the Trust will redeem each U.S.$1,000 principal amount of Trust Notes — Series 2022-A not so owned for consideration consisting of one TCPL Exchange Preferred Share together with the number of TCPL Exchange Preferred Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on such Trust Notes — Series 2022-A to, but excluding, the date the Automatic Exchange Event occurs, by U.S.$1,000.

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Upon an Automatic Exchange, or in respect of a redemption of Trust Notes — Series 2022-A as outlined in the paragraph immediately above, TCPL reserves the right not to issue TCPL Exchange Preferred Shares to an Ineligible Person. In such circumstance, the Exchange Trustee will hold all TCPL Exchange Preferred Shares that would otherwise be delivered to Ineligible Persons as agent for Ineligible Persons and the Exchange Trustee will attempt to cause the sale of such TCPL Exchange Preferred Shares (to parties other than TCPL and its affiliates) on behalf of such Ineligible Persons.

It is in the interests of TCPL to ensure that an Automatic Exchange does not occur, although the events that could give rise to an Automatic Exchange, namely the occurrence of an Automatic Exchange Event, may be beyond TCPL’s control.

See “Description of the Trust Notes — Trust Notes — Series 2022-A — Automatic Exchange” in this prospectus supplement, “Description of TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares” in this prospectus supplement and “Risk Factors” in this prospectus supplement and in the prospectus.

TCPL Exchange Preferred Shares	The TCPL Exchange Preferred Shares will carry the right to receive fixed quarterly cumulative preferential cash dividends, if, as and when declared by the Board of Directors, subject to the Canada Business Corporations Act, at the Perpetual Preferred Share Rate, subject to any applicable withholding tax. The TCPL Exchange Preferred Shares would rank pari passu with other outstanding first preferred shares of TCPL, if any. See “Description of TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares” in this prospectus supplement.

Trust Redemption Right

The Trust may, at its option, or at the direction of TCPL, redeem the Trust Notes — Series 2022-A in whole at any time or in part from time to time on not less than 10 days nor more than 60 days prior notice to the holders of the Trust Notes — Series 2022-A, without the consent of such holders, and upon such conditions as may be specified in the applicable notice of redemption, at a redemption price per U.S.$1,000 principal amount of the Trust Notes — Series 2022-A equal to par: (i) from December 7, 2031 to March 7, 2032; and (ii) after March 7, 2032, on any Series 2022-A Interest Payment Date or Series 2022-A Interest Reset Date, in each case, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

The redemption price payable by the Trust will be paid from the redemption proceeds it receives from TCPL upon redemption of 2022 TCPL Sub Notes — Series A. Trust Notes — Series 2022-A that are redeemed shall be cancelled and shall not be reissued. See “Description of the Trust Notes — Trust Notes — Series 2022-A — Trust Redemption Right” in this prospectus supplement.

Redemption on Tax or Rating Event	Upon the occurrence of, or any time following the occurrence of, a Rating Event or a Tax Event, the Trust may, at its option, redeem all (but not less than all) of the Trust Notes — Series 2022-A at a redemption price per U.S.$1,000 principal amount of the Trust Notes — Series 2022-A equal to par (in the case of a Tax Event) and par plus U.S.$20 (in the case of a Rating Event), together with accrued and unpaid interest to, but excluding, the date fixed for redemption. See “Description of the Trust Notes — Trust Notes — Series 2022-A — Redemption on Rating Event or Tax Event” in this prospectus supplement.

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Purchase for Cancellation	The Trust Notes — Series 2022-A may be purchased, in whole or in part, by the Trust, at the direction of TCPL, in the open market or by tender or private contract. Trust Notes — Series 2022-A purchased by the Trust shall be cancelled and shall not be reissued. The purchase price payable by the Trust will be paid in cash.

Guarantee by TCPL

TCPL will guarantee, on a subordinated basis, the due and punctual payment of the principal amount of and interest on (including, in case of default, interest on the amount in default) the Trust Notes — Series 2022-A and performance by the Trust of all the Trust’s obligations to the holders of the Trust Notes — Series 2022-A pursuant to the Share Exchange Agreement and the Assignment and Set-Off Agreement.

See “Description of the Trust Notes — Trust Notes — Series 2022-A — Guarantee by TCPL” in this prospectus supplement.

The payment of principal and interest under TCPL’s guarantee of the Trust Notes — Series 2022-A will be subordinated in right of payment to the prior payment in full of all present and future TCPL Senior Indebtedness (as described in “Description of the Trust Notes — Trust Notes — Series 2022-A — Guarantee by TCPL” in this prospectus supplement), and will be effectively subordinated to all indebtedness and obligations of TCPL’s subsidiaries.

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Additional TCPL Covenants

In addition to the Dividend Stopper Undertaking, TCPL will covenant for the benefit of the holders of the Trust Notes — Series 2022-A, pursuant to the Share Exchange Agreement or the Assignment and Set-Off Agreement, as the case may be, that:

(i)            all of the outstanding Voting Trust Units will be held at all times, directly or indirectly, by TCPL;

(ii)           as long as any Trust Notes — Series 2022-A are outstanding and held by any person other than TCPL or an affiliate of TCPL, TCPL will not take any action to cause the termination of the Trust;

(iii)          TCPL will not create or issue any TCPL Preferred Shares which, in the event of insolvency or winding-up of TCPL, would rank in right of payment in priority to the TCPL Exchange Preferred Shares or the TCPL Deferral Preferred Shares;

(iv)          TCPL will not assign or otherwise transfer its obligations under the Share Exchange Agreement or the Assignment and Set-Off Agreement, except in the case of a merger, consolidation, amalgamation or reorganization or a sale of substantially all of the assets of TCPL;

(v)           if the Trust Notes — Series 2022-A have not been exchanged for rights to be issued TCPL Exchange Preferred Shares following the Automatic Exchange, TCPL will not, without the approval by Extraordinary Resolution (as defined herein) of the holders of the Trust Notes — Series 2022-A, amend, delete or vary any terms attaching to the TCPL Exchange Preferred Shares other than amendments, deletions or variations which do not negatively impact future holders of TCPL Exchange Preferred Shares and amendments that relate to the first preferred shares of TCPL as a class; and

(vi)          prior to the issuance of any TCPL Deferral Preferred Shares in respect of a Deferral Event, TCPL will not, without the approval by Extraordinary Resolution of the holders of the Trust Notes — Series 2022-A, amend, delete or vary any terms attaching to the TCPL Deferral Preferred Shares other than amendments, deletions or variations which do not negatively impact future holders of TCPL Deferral Preferred Shares and amendments that relate to the first preferred shares of TCPL as a class.

Subordination and Events of Default

The Trust Notes — Series 2022-A will be unsecured obligations of the Trust. The payment of principal and interest on the Trust Notes — Series 2022-A will be subordinated in right of payment to the prior payment in full of all present and future Issuer Senior Indebtedness (as described in “Description of the Trust Notes — Trust Notes — Series 2022-A — Subordination” in this prospectus supplement) and will be effectively subordinated to all indebtedness and obligations of any subsidiaries of the Trust. An event of default in respect of the Trust Notes — Series 2022-A will occur if the Trust or TCPL becomes insolvent or bankrupt or, subject to certain exceptions, resolves to wind up or liquidate or is ordered wound-up or liquidated or is otherwise dissolved by operation of law. See “Description of the Trust Notes — Trust Notes — Series 2022-A — Events of Default”.

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The subordination provisions and the event of default provisions of the Trust Notes — Series 2022-A as described herein are not likely to be relevant to the holders of the Trust Notes — Series 2022-A in their capacity as creditors of the Trust since, upon the occurrence of an Automatic Exchange Event, the Automatic Exchange provisions of the Trust Notes — Series 2022-A will result in the Trust Notes — Series 2022-A being exchanged for the right to be issued TCPL Exchange Preferred Shares effective as of the Exchange Time, which right will be immediately and automatically exercised. See “Description of the Trust Notes — Trust Notes — Series 2022-A — Automatic Exchange” in this prospectus supplement and “Risk Factors” in this prospectus supplement and in the prospectus.

If an event of default has occurred and is continuing, and the Trust Notes — Series 2022-A have not already been automatically exchanged for the right to be issued TCPL Exchange Preferred Shares, the Indenture Trustee may, in its discretion and shall upon the request of holders of not less than one-quarter of the principal amount of Trust Notes — Series 2022-A then outstanding under the Trust Indenture, declare the principal of and interest on all outstanding Trust Notes — Series 2022-A to be immediately due and payable. There will be no right of acceleration in the case of a default in the performance of any covenant of the Trust or TCPL in the Trust Indenture, although a legal action could be brought to enforce such covenant.

Payment of Additional Amounts	All payments made by, or on account of, any obligation of the Trust under, or with respect to, the Trust Notes — Series 2022-A, or by, or on account of, any obligation of TCPL under, or with respect to, its guarantee of the Trust Notes — Series 2022-A, shall be made without withholding or deduction for Canadian Taxes (as defined herein), unless required by law or the interpretation or administration thereof, in which case the Trust or TCPL shall pay such additional amounts as may be necessary so that the net amount received by holders of the Trust Notes — Series 2022-A (other than certain excluded holders) shall not be less than the amount such holders would have received if such Canadian Taxes had not been withheld or deducted, subject to certain exceptions. See “Description of the Trust Notes — Trust Notes — Series 2022-A — Payment of Additional Amounts” in this prospectus supplement.

Conflicts of Interest	TCPL may have outstanding short term indebtedness owing to certain of the Underwriters and affiliates of such Underwriters, a portion of which TCPL may repay with the net proceeds from the sale of the 2022 TCPL Sub Notes — Series-A. See “Use of Proceeds” in this prospectus supplement. As a result, one or more of such Underwriters or their affiliates may receive more than 5% of the net proceeds from the Offering in the form of the repayment of such indebtedness. Accordingly, the Offering is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, because the conditions of Rule 5121(a)(1)(C) are satisfied.

Book-Entry Only Form	The Trust Notes — Series 2022-A will be issued under the book-entry only system operated by The Depository Trust Company or its nominees (the “Clearing Agency”) and must be purchased or transferred through participants (collectively, “Participants”) in the depository service of the Clearing Agency. Participants include securities brokers and dealers, banks and trust companies. Accordingly, physical certificates representing the Trust Notes — Series 2022-A will not be available, except in the limited circumstances described under “Description of the Trust Notes — Trust Notes — Series 2022-A — Book-Entry Only Form” in this prospectus supplement.

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Voting Trust Units	TCPL owns all of the Voting Trust Units. See “Description of the Trust Notes — The Voting Trust Units” in this prospectus supplement.

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The Trust

The Trust is a unit trust established under the laws of Ontario by the Trustee pursuant to the Declaration of Trust on September 16, 2014. The Trust has been formed for the purpose of issuing debt securities, including the Trust Notes — Series 2022-A, and to acquire and hold the Trust Assets that will generate funds for payment of principal, interest, the redemption price and the amount payable on purchase for cancellation, if any, and any other amounts, in respect of its debt securities, including the Trust Notes — Series 2022-A. Immediately after the issuance by the Trust of the Trust Notes — Series 2022-A pursuant to the Offering and the purchase by the Trust of the 2022 TCPL Sub Notes — Series A, the Trust will have approximately U.S.$6,933,802,000 in Trust Assets, U.S.$800,000,000 of capital attributable to the Trust Notes — Series 2022-A, an aggregate of U.S.$6,128,800,000 of capital attributable to the subordinated notes previously issued by the Trust, and U.S.$5,001,000 of capital attributable to the Voting Trust Units, in each applicable case, calculated by converting Canadian dollar amounts into U.S. dollars based on the inverse of the Bank of Canada daily average exchange rate on March 2, 2022 of U.S.$0.7894 per $1.00. See “Capitalization of the Trust” in this prospectus supplement.

Risk Factors

The purchase of Trust Notes — Series 2022-A is subject to certain risks, including the following: (i) an investment in Trust Notes — Series 2022-A could be replaced, in certain circumstances without the consent of the holder, by an investment in TCPL Exchange Preferred Shares and holders may in certain circumstances be required to apply interest payable on the Trust Notes — Series 2022-A to acquire TCPL Deferral Preferred Shares; (ii) there can be no assurance that an active trading market in the Trust Notes — Series 2022-A will develop or be sustained or that the Trust Notes — Series 2022-A may be resold at or above the initial public offering price; and (iii) the Trust Indenture does not contain any provision limiting the ability of the Trust to incur indebtedness generally. See “Risk Factors” in this prospectus supplement and in the prospectus.

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Glossary

In this prospectus supplement, unless the context otherwise requires:

2022 TCPL Sub Notes — Series-A means the TCPL Sub Notes to be purchased by the Trust with the proceeds of the Offering.

Administration Agreement means the agreement between the Trust and TCPL pursuant to which TCPL, or any successor thereto, serves as Administrative Agent to the Trust.

Administrative Agent means TCPL, or any successor thereto, in its capacity as administrative agent to the Trust pursuant to the Administration Agreement.

Assignment and Set-Off Agreement means the agreement to be entered into among the Trust, TCE, TCPL and the Indenture Trustee, as bare trustee and nominee on behalf of the holders of the Trust Notes — Series 2022-A, pursuant to which, among other things, the Deferral Event Subscription is granted.

Automatic Exchange means the automatic exchange of the Trust Notes — Series 2022-A for the right to be issued newly issued TCPL Exchange Preferred Shares upon the occurrence of an Automatic Exchange Event.

Automatic Exchange Event means an event giving rise to the Automatic Exchange, being the occurrence of any one of the following: (i) the making by TCE or TCPL of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada); (ii) any proceeding instituted by TCE or TCPL seeking to adjudicate it a bankrupt or insolvent or seeking liquidation, winding-up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy, insolvency or reorganization, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for TCE or TCPL or any substantial part of its property and assets in circumstances where TCE or TCPL, as applicable, is adjudged a bankrupt or insolvent; (iii) a receiver, interim receiver, trustee or other similar official is appointed over TCE or TCPL or for any substantial part of its property and assets by a court of competent jurisdiction in circumstances where TCE or TCPL, as applicable, is adjudged a bankrupt or insolvent; or (iv) any proceeding is instituted against TCE or TCPL seeking to adjudicate it a bankrupt or insolvent or seeking liquidation, winding-up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy, insolvency or reorganization, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for TCE or TCPL or any substantial part of its property and assets in circumstances where TCE or TCPL, as applicable, is adjudged a bankrupt or insolvent, and either such proceeding has not been stayed or dismissed within 60 days of the institution of any such proceeding or the actions sought in such proceedings occur, including the entry of an order for relief against TCE or TCPL or the appointment of a receiver, interim receiver, trustee, or other similar official for it or for any substantial part of its property and assets.

Board of Directors means the board of directors of TCPL.

Business Day means a day on which TCPL, the Trustee and the Indenture Trustee are open for business in the City of Calgary, Alberta, other than a Saturday, Sunday or any statutory or civic holiday in the City of Toronto, Ontario, the City of Calgary, Alberta or the City of New York, New York.

Calculation Agent means the calculation agent appointed by the Trust in the manner described under the heading “Description of the Trust Notes — Trust Notes — Series 2022-A — Interest and Maturity” in this prospectus supplement.

Clearing Agency means the Depository Trust Company.

Clearing Agency Procedures means the customary practices and procedures of the Clearing Agency.

Closing Date means the date of closing of the Offering which date is expected to be on or about March 7, 2022, or such other date not later than March 10, 2022 as the Trust, TCPL and the Underwriters may agree.

S-16

Code means the Internal Revenue Code of 1986, as amended.

CRA means Canada Revenue Agency.

Credit Facility means the U.S.$50,000,000 unsecured credit facility, dated May 19, 2015, between TCPL and the Trust.

Decision means the decision, Re TransCanada Corporation, 2019 ABASC 1, dated January 3, 2019 granted by the Alberta Securities Commission (as principal regulator) and the Ontario Securities Commission pursuant to National Policy 11-203 — Process for Exemptive Relief Applications in Multiple Jurisdictions.

Declaration of Trust means the declaration of trust made by the Trustee dated September 16, 2014 to establish the Trust, as amended and restated from time to time.

Deferral Date means a Series 2022-A Interest Payment Date in respect of which a Deferral Event has occurred and is continuing.

Deferral Event in respect of a Series 2022-A Interest Payment Date means either a Missed Dividend Deferral Event or an Other Deferral Event.

Deferral Event Subscription means the right and obligation of TCPL to issue TCPL Deferral Preferred Shares, and the corresponding right and obligation of holders of the Trust Notes — Series 2022-A, pursuant to the Assignment and Set-Off Agreement, to subscribe for TCPL Deferral Preferred Shares, in each case, using interest payable on the Trust Notes — Series 2022-A or the right to receive a payment of interest on the Trust Notes — Series 2022-A upon the occurrence of a Deferral Event.

Dividend Declaration Resumption Month means the calendar month following the first day on which, after TCPL Deferral Preferred Shares have been issued, no TCPL Deferral Preferred Shares are outstanding, being the month in which TCPL and TCE may resume declaring dividends on the TCPL Dividend Restricted Shares and TCE Dividend Restricted Shares, respectively.

Dividend Restricted Period means the period from, and including, a Deferral Date to, but excluding, the first day of the applicable Dividend Declaration Resumption Month.

Dividend Restricted Shares means, collectively, any TCE Preferred Shares or, if no TCE Preferred Shares are then outstanding, the Common Shares of TCE and any TCPL Preferred Shares or, if no TCPL Preferred Shares are then outstanding, the Common Shares of TCPL, being the shares that are subject to the Dividend Stopper Undertaking.

Dividend Stopper Undertaking means the covenant of TCE and TCPL set out in the Assignment and Set-Off Agreement, for the benefit of the holders of the Trust Notes — Series 2022-A, to refrain from declaring dividends of any kind on the Dividend Restricted Shares during the Dividend Restricted Period.

Exchange Time means the time at which the Automatic Exchange will be effective, being 8:00 a.m. (Eastern time) on the date that an Automatic Exchange Event occurs.

Exchange Trustee means TSX Trust Company which acts as trustee for the holders of the Trust Notes — Series 2022-A pursuant to the Share Exchange Agreement or such other successor trustee as may be appointed from time to time pursuant to the Share Exchange Agreement.

Extraordinary Resolution means (i) the written consent of holders of not less than a majority of the aggregate principal amount of the Trust Notes — Series 2022-A; or (ii) an extraordinary resolution proposed at a meeting of holders of the Trust Notes — Series 2022-A where holders of not less than a majority of the aggregate principal amount of the Trust Notes — Series 2022-A are represented in person or by proxy (or a lesser amount of holders if such meeting has been dissolved and reconvened due to failure to achieve quorum in the manner specified in the Trust Indenture) and passed by the favourable votes of holders of the Trust Notes — Series 2022-A representing not less than 66 2/3% of the aggregate principal amount of the Trust Notes — Series 2022-A represented at the meeting.

S-17

Fitch means Fitch Ratings Inc.

Five-Year Treasury Rate means, as of any Interest Reset Determination Date, the average of the yields on actively traded U.S. Treasury securities adjusted to constant maturity, for five-year maturities, for the most recent five Business Days immediately prior to the applicable Interest Reset Determination Date appearing under the caption “Treasury Constant Maturities” in the most recent H.15; provided, however, that if the Five-Year Treasury Rate cannot be determined pursuant to such method, the Calculation Agent, after consulting such sources as it deems comparable to any of the foregoing calculations, or any such source as it deems reasonable from which to estimate the Five- Year Treasury Rate, will determine the Five-Year Treasury Rate in its sole discretion, provided further that if the Calculation Agent determines there is an industry-accepted successor Five-Year Treasury Rate, then the Calculation Agent will use such successor rate. If the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent, in its sole discretion, may determine the Business Day convention, the definition of Business Day and the Interest Reset Determination Date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the Five-Year Treasury Rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

H.15 means the daily statistical release designated as such, or any successor publication as determined by the Calculation Agent in its sole discretion, published by the Board of Governors of the United States Federal Reserve System, and “most recent H.15” means the H.15 published closest in time but prior to the close of business on the applicable Interest Reset Determination Date.

Indenture Trustee means TSX Trust Company, acting as trustee for the holders of the Trust Notes — Series 2022-A pursuant to the Trust Indenture or such other successor trustee as may be appointed from time to time pursuant to the Trust Indenture.

Ineligible Person means any person whose address is in, or whom the Trust or TCPL or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada and the U.S. to the extent that: (i) the issuance or delivery by TCPL or the Trust to such person, upon an Automatic Exchange or Deferral Event, of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares, as applicable, would require TCPL or the Trust to take any action to comply with securities or analogous laws of such jurisdiction; or (ii) withholding tax would be applicable in connection with the delivery to such person of TCPL Exchange Preferred Shares upon an Automatic Exchange.

Initial Interest Reset Date means March 7, 2032.

Interest Reset Determination Date means, for any Subsequent Fixed Rate Period, the date that is one Business Day prior to the first day of such Subsequent Fixed Rate Period.

Issuer Senior Indebtedness means obligations (other than non-recourse obligations, trust notes issued under the Trust Indenture and any other obligations specifically designated as being subordinate in right of payment to Issuer Senior Indebtedness) of, or guaranteed or assumed by, the Trust for borrowed money or evidenced by bonds, debentures or notes or obligations of the Trust for or in respect of bankers’ acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the foregoing) or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation.

Missed Dividend Deferral Event means the failure of TCPL, other than during a Dividend Restricted Period, to declare cash dividends on TCPL Preferred Shares, if any, consistent with TCPL’s dividend practice in effect from time to time with respect to TCPL Preferred Shares, in each case, in the last 90 days preceding the commencement of the Series 2022-A Interest Period ending on the day immediately preceding the relevant Series 2022-A Interest Payment Date.

S-18

Moody’s means Moody’s Investors Service, Inc.

Non-Resident Holder has the meaning given to such term under the heading “Certain Canadian Federal Income Tax Considerations” in this prospectus supplement.

Offering means the offering of Trust Notes — Series 2022-A by the Trust pursuant to this prospectus supplement and the U.S. registration statement on Form F-10 filed with the SEC of which this prospectus supplement forms a part.

OID means original issue discount.

Other Deferral Event means the election by TCPL, at its sole option, prior to the commencement of the Series 2022-A Interest Period ending on the day immediately preceding the relevant Series 2022-A Interest Payment Date, that the holders of the Trust Notes — Series 2022-A apply interest payable on the Trust Notes — Series 2022-A on the relevant Series 2022-A Interest Payment Date to acquire TCPL Deferral Preferred Shares.

Participant means a participant in the depository service of the Clearing Agency.

Perpetual Preferred Share Rate means the interest rate per annum applicable to the Trust Notes — Series 2022-A, from time to time: (i) in the case of TCPL Exchange Preferred Shares, at the Exchange Time; or (ii) in the case of TCPL Deferral Preferred Shares, on the date of issuance of each series of TCPL Deferral Preferred Shares.

Rating Event means that the Trust or TCPL has received confirmation from S&P, Moody’s or Fitch that due to (i) any amendment to, clarification of, or change in hybrid capital methodology or a change in the interpretation thereof, in each case occurring or becoming effective after the date of issue of the Trust Notes — Series 2022-A; or (ii) the application of a different hybrid capital methodology or set of criteria by S&P, Moody’s or Fitch after the date of issue of the Trust Notes — Series 2022-A (due to any reason other than solely as a result of a decrease in the credit rating previously assigned to the Trust Notes, it being understood that for this purpose a “decrease in the credit rating previously assigned to the Trust Notes” means: (A) in the case of S&P, a rating below BBB-; (B) in the case of Moody’s, a rating below Baa3; (C) in the case of Fitch, a rating below BBB; and (D) in the case of a designation by another rating agency, below an equivalent rating), the Trust Notes — Series 2022-A will no longer be eligible for the same or a higher amount of “equity credit” (or such other nomenclature that S&P, Moody’s or Fitch may then use to describe “equity credit”) attributed to the Trust Notes — Series 2022-A on the date of issue of the Trust Notes — Series 2022-A.

S&P means S&P Global Ratings, acting through Standard & Poor’s Ratings Services (Canada), a business unit of S&P Global Canada Corp.

SEC means the United States Securities and Exchange Commission.

Securities Act means the United States Securities Act of 1933, as amended.

Series 2022-A Interest Payment Date means March 7 and September 7 of each year during which any Trust Notes — Series 2022-A are outstanding, with the first Series 2022-A Interest Payment Date being September 7, 2022.

Series 2022-A Interest Period means, initially, the period from and including the Closing Date to, but excluding, September 7, 2022 and thereafter from and including each Series 2022-A Interest Payment Date to, but excluding, the next following Series 2022-A Interest Payment Date.

Series 2022-A Interest Reset Date means March 7, 2032, and every fifth anniversary of such date thereafter upon which the Trust Notes — Series 2022-A are outstanding until March 7, 2082, on which dates the interest rate on the Trust Notes — Series 2022-A will be reset.

Share Exchange Agreement means the share exchange agreement to be entered into on the Closing Date among the Trust, TCPL and the Exchange Trustee providing for, among other things, the respective rights and obligations of the Trust, TCPL and the holders of the Trust Notes — Series 2022-A with respect to the automatic exchange of Trust Notes — Series 2022-A for rights to be issued TCPL Exchange Preferred Shares upon an Automatic Exchange.

Subscription Agreements means the agreements entered into on December 15, 2014 and May 19, 2015 between TCPL and the Trust pursuant to which TCPL directly or indirectly subscribed for Voting Trust Units.

Subscription Right means the right granted by TCPL to the Trust pursuant to the Share Exchange Agreement to subscribe for TCPL Exchange Preferred Shares for the sole benefit of the holders of the Trust Notes — Series 2022-A so as to enable the Trust to redeem any Trust Notes — Series 2022-A that remain outstanding and are not owned by TCPL or an affiliate of TCPL following an Automatic Exchange Event in exchange for TCPL Exchange Preferred Shares.

Subsequent Fixed Rate Period means the period from, and including, the initial Series 2022-A Interest Reset Date or TCPL Sub Note Interest Reset Date, as applicable, to, but excluding, the next Series 2022-A Interest Reset Date or TCPL Sub Note Interest Reset Date, as applicable, and each five-year period thereafter from, and including, the most recent Series 2022-A Interest Reset Date or TCPL Sub Note Interest Reset Date, as applicable, to, but excluding, the next Series 2022-A Interest Reset Date or TCPL Sub Note Interest Reset Date, as applicable. For greater certainty, the final Subsequent Fixed Rate Period shall end on March 7, 2082, being the maturity date of the Trust Notes — Series 2022-A and the 2022 TCPL Sub Notes — Series-A.

Tax Act means the Income Tax Act (Canada).

Tax Event means the Trust, TCE or TCPL has received an opinion of independent counsel of a nationally recognized law firm in Canada or the U.S. experienced in such matters (who may be counsel to the Trust, TCE or TCPL) to the effect that, as a result of, (i) any amendment to, clarification of, or change (including any announced prospective change) in the laws, or any regulations thereunder, or any application or interpretation thereof, of Canada or the U.S. or any political subdivision or taxing authority thereof or therein, affecting taxation; (ii) any judicial decision, administrative pronouncement, published or private ruling, regulatory procedure, rule, notice, announcement, assessment or reassessment (including any notice or announcement of intent to adopt or issue such decision, pronouncement, ruling, procedure, rule, notice, announcement, assessment or reassessment) (collectively, an “administrative action”); or (iii) any amendment to, clarification of, or change in, the official position with respect to or the interpretation of any administrative action or any interpretation or pronouncement that provides for a position with respect to such administrative action that differs from the theretofore generally accepted position, in each of case (i), (ii) or (iii), by any legislative body, court, governmental authority or agency, regulatory body or taxing authority, irrespective of the manner in which such amendment, clarification, change, administrative action, interpretation or pronouncement is made known, which amendment, clarification, change or administrative action is effective or which interpretation, pronouncement or administrative action is announced on or after the date of issue of the Trust Notes — Series 2022-A, there is more than an insubstantial risk (assuming any proposed or announced amendment, clarification, change, interpretation, pronouncement or administrative action is effective and applicable) that (A) the Trust, TCE or TCPL is, or may be, subject to more than a de minimus amount of additional taxes, duties or other governmental charges or civil liabilities because the treatment of any of its items of income, taxable income, expense, taxable capital or taxable paid-up capital with respect to the Trust Notes — Series 2022-A (including the treatment by the Trust, TCE or TCPL of interest on the 2022 TCPL Sub Notes — Series-A or the Trust Notes — Series 2022-A) or the treatment of the 2022 TCPL Sub Notes — Series-A or other property of the Trust, as or as would be reflected in any tax return or form filed, to be filed, or otherwise could have been filed, will not be respected by a taxing authority, (B) the Trust is, or will be, subject to more than a de minimus amount of taxes, duties or other governmental charges or civil liabilities, or (C) any payment of interest, consideration or otherwise in respect of the 2022 TCPL Sub Notes — Series-A or Trust Notes — Series 2022-A gives rise to more than a de minimus amount of withholding tax for the Trust, TCE or TCPL and/or that results in the requirement to pay more than a de minimus amount of Additional Amounts (as defined herein).

TCE means TC Energy Corporation, a corporation existing under the Canada Business Corporations Act.

TCE Common Shares means the common shares of TCE.

TCE Preferred Shares means any preferred shares of TCE.

TCPL or the Corporation means TransCanada PipeLines Limited, a corporation existing under the Canada Business Corporations Act.

TCPL Common Shares means the common shares of TCPL.

TCPL Deferral Preferred Shares means each series of first preferred shares of TCPL, as authorized by the Board of Directors, to be issued to holders of the Trust Notes — Series 2022-A in respect of a Deferral Event.

TCPL Exchange and Deferral Preferred Shares means, collectively, the TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares.

TCPL Exchange Preferred Shares means shares of the applicable series of first preferred shares of TCPL, as authorized by the Board of Directors, to be issued by TCPL following an Automatic Exchange under the Share Exchange Agreement.

TCPL Preferred Shares means the preferred shares of TCPL (including the TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares).

TCPL Senior Indebtedness means obligations (other than non-recourse obligations, the TCPL Sub Notes and any other obligations specifically designated as being subordinate in right of payment to TCPL Senior Indebtedness) of, or guaranteed or assumed by, TCPL for borrowed money or evidenced by bonds, debentures or notes or obligations of TCPL for or in respect of bankers’ acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the foregoing) or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation.

TCPL Sub Note Interest Payment Date means March 7 and September 7 of each year during which any 2022 TCPL Sub Notes — Series-A are outstanding, with the first TCPL Sub Note Interest Payment Date being September 7, 2022.

TCPL Sub Note Interest Reset Date means March 7, 2032, and every fifth anniversary of such date thereafter upon which the 2022 TCPL Sub Notes — Series-A are outstanding until March 7, 2082, on which dates the interest rate on the 2022 TCPL Sub Notes — Series-A will be reset.

TCPL Sub Note Purchase Agreement means the purchase agreement to be entered into between TCPL and the Trust on or about the Closing Date providing for the purchase by the Trust of the 2022 TCPL Sub Notes — Series-A.

TCPL Sub Note Trust Indenture means the trust indenture entered into between TCPL and Computershare Trust Company of Canada on May 20, 2015 providing for the issuance of the TCPL Sub Notes, as supplemented by a seventh supplemental sub note indenture (the “Seventh Supplemental Sub Note Indenture”) to be entered into on the Closing Date among TCPL and Computershare Trust Company of Canada, as amended, restated or supplemented from time to time.

TCPL Sub Notes means the junior subordinated unsecured notes issued by TCPL from time to time to the Trust pursuant to the TCPL Sub Note Trust Indenture in order to generate funds for payment of the principal, interest, the redemption price and the amount payable on purchase for cancellation, if any, and any other amounts, in respect of the Trust’s debt securities, including the Trust Notes — Series 2022-A.

Trust means TransCanada Trust, the issuer of the Trust Securities.

Trust Assets means the TCPL Sub Notes and any other cash, securities and other property held by the Trustee on behalf of the Trust from time to time.

Trust Indenture means the trust indenture entered into on May 20, 2015 between the Trust and the Indenture Trustee, providing for the issuance of debt securities by the Trust, as supplemented by a seventh supplemental indenture (the “Seventh Supplemental Indenture”) to be entered into on the Closing Date among the Trust, TCPL, and the Indenture Trustee, and as amended, restated or supplemented from time to time.

Trust Notes — Series 2015-A means the Trust Notes — Series 2015-A of the Trust in the principal amount of U.S.$750,000,000 previously issued by the Trust.

Trust Notes — Series 2016-A means the Trust Notes — Series 2016-A of the Trust in the principal amount of U.S.$1,200,000,000 previously issued by the Trust.

Trust Notes — Series 2017-A means the Trust Notes — Series 2017-A of the Trust in the principal amount of U.S.$1,500,000,000 previously issued by the Trust.

Trust Notes — Series 2017-B means the Trust Notes — Series 2017-B of the Trust in the principal amount of $1,500,000,000 previously issued by the Trust.

Trust Notes — Series 2019-A means the Trust Notes — Series 2019-A of the Trust in the principal amount of U.S. $1,100,000,000 previously issued by the Trust.

Trust Notes — Series 2021-A means the Trust Notes — Series 2021-A of the Trust in the principal amount of $500,000,000 previously issued by the Trust.

Trust Notes — Series 2022-A means the Trust Notes — Series 2022-A of the Trust, representing subordinated unsecured debt obligations, due March 7, 2082 to be issued by the Trust to investors pursuant to the Offering.

Trust Securities means, collectively, the Trust Notes — Series 2022-A, the Trust Notes — Series 2021-A, the Trust Notes — Series 2019-A, the Trust Notes — Series 2017-B, the Trust Notes — Series 2017-A, the Trust Notes — Series 2016-A, the Trust Notes — Series 2015-A and the Voting Trust Units.

Trustee means Computershare Trust Company of Canada, as successor trustee to Valiant Trust Company, as trustee of the Trust or such other successor trustee as may be appointed from time to time pursuant to the Declaration of Trust.

Underwriters means Deutsche Bank Securities Inc., MUFG Securities Americas Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, SMBC Nikko Securities America, Inc., BofA Securities, Inc., Mizuho Securities USA LLC, Barclays Capital Inc., Truist Securities, Inc. and Wells Fargo Securities, LLC.

Underwriting Agreement means the agreement dated March 2, 2022 between the Trust, TCPL and the Underwriters.

U.S. Person has the meaning set out under the Securities Act.

Voting Trust Units means the voting trust units issued by the Trust to TCPL or affiliates of TCPL.

Risk Factors

Before making an investment decision, investors should carefully consider the risks and uncertainties described here and under the heading “Risk Factors” in the prospectus, and in TCE’s Annual Information Form and the 2021 MD&A incorporated by reference in the prospectus. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations or an investment in the Trust Notes — Series 2022-A. If any such risks actually occur, an investment in the Trust Notes — Series 2022-A or our business, financial condition and operating results could be materially harmed.

Risks Related to the Trust Notes — Series 2022-A

Subordination

The Trust’s obligations under the Trust Notes — Series 2022-A (and TCPL’s obligations under its guarantee of the Trust Notes — Series 2022-A and TCPL’s obligations under the 2022 TCPL Sub Notes — Series A) are subordinated in right of payment to all of the Trust’s (TCPL’s) current and future senior indebtedness (including TCPL’s outstanding senior notes and other senior indebtedness), other than non-recourse obligations or any other obligations specifically designated as being subordinate in right of payment to such senior indebtedness. This means that the Trust (and TCPL) will not be permitted to make any payments on the Trust Notes — Series 2022-A (or under TCPL’s guarantee of the Trust Notes — Series 2022-A or on the 2022 TCPL Sub Notes — Series A) if the Trust (TCPL) defaults on a payment of principal or interest on any such senior indebtedness or there shall occur an event of default under such senior indebtedness and the Trust (TCPL) does not cure the default within the applicable grace period, if the holders of the senior indebtedness have the right to accelerate the maturity of such indebtedness or if the terms of such senior indebtedness otherwise restrict the Trust (TCPL) from making payments to junior creditors. See “Description of the Trust Notes — Trust Notes — Series 2022-A — Subordination”, “Description of the Trust Notes — Trust Notes — Series 2022-A— Guarantee by TCPL” and “Description of the 2022 TCPL Sub Notes Series-A — Priority of the 2022 TCPL Sub Notes — Series-A”.

Due to these subordination provisions, in the event of the Trust’s (or TCPL’s) insolvency, funds that the Trust (or TCPL) would otherwise use to make payments under the Trust Notes — Series 2022-A (or under TCPL’s guarantee thereof) will be used to pay the holders of the indebtedness ranking senior in right of payment to the Trust Notes — Series 2022-A (or under TCPL’s guarantee thereof) to the extent necessary to pay such senior indebtedness in full. As a result of those payments, the holders of such senior indebtedness may recover more, ratably, than holders of the Trust Notes — Series 2022-A. In addition, the holders of such senior indebtedness may under certain circumstances restrict or prohibit the Trust (or TCPL) from making payments on the Trust Notes — Series 2022-A (or under TCPL’s guarantee thereof).

In addition to the contractual subordination described above, the payment of principal and interest on the Trust Notes — Series 2022-A will be structurally subordinated to all indebtedness and other obligations of any subsidiaries of the Trust, and the payment of principal and interest under TCPL’s guarantee of the Trust Notes — Series 2022-A will be structurally subordinated to all indebtedness and other obligations of TCPL’s subsidiaries.

TCPL’s indebtedness as of December 31, 2021 was approximately $38.7 billion, all of which would be senior in right of payment to TCPL’s guarantee of the Trust Notes — Series 2022- A and to the 2022 TCPL Sub Notes — Series A.

Furthermore, in the event of an insolvency or liquidation of TCPL, the claims of creditors of TCPL would be entitled to a priority payment over the claims of holders of equity interests of TCPL, such as the TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares. See “Risks Related to the Trust Notes — Series 2022-A — Rights only as an Equity Holder in Event of Insolvency” and “Risks Related to an Investment in TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares — Insolvency or Winding-up” in the prospectus.

Early Redemption

The Corporation may elect to redeem the Trust Notes — Series 2022-A in the circumstances described under “Description of the Trust Notes — Trust Redemption Right” and “Description of the Trust Notes — Redemption on Rating Event or Tax Event” in this prospectus supplement. This redemption right may, depending on prevailing market conditions at the time, create reinvestment risk for holders of the Trust Notes — Series 2022-A in that they may be unable to find a suitable replacement investment with a comparable return to the Trust Notes — Series 2022-A.

Interest Rate Reset

Following March 7, 2032, the interest rate in respect of the Trust Notes — Series 2022-A will reset every five years. In each case, the new interest rate is unlikely to be the same as, and may be lower than, the interest rate for the applicable preceding interest rate period. See “Description of the Trust Notes — Interest and Maturity” in this prospectus supplement.

Interest in Respect of Deferral Events

On each Series 2022-A Interest Payment Date in respect of which a Deferral Event has occurred, interest payable on Trust Notes — Series 2022-A will be applied on behalf of holders of Trust Notes — Series 2022-A to acquire TCPL Deferral Preferred Shares. This interest will be required to be included in such holder’s income. See “Certain Canadian Federal Income Tax Considerations — Trust Notes — Series 2022-A — Interest on and Disposition of the Trust Notes — Series 2022-A” in this prospectus supplement.

In addition, for U.S. federal tax purposes, during any deferral period, the Trust Notes — Series 2022-A will be treated as issued with OID at the time of such deferral and all interest due after such deferral will be treated as OID. Consequently, a U.S. Holder of Trust Notes — Series 2022-A would be required to include OID in its gross income even though the Trust would not make any actual cash payments to the holders of Trust Notes — Series 2022-A during a deferral period. See “Certain U.S. Federal Income Tax Considerations — Interest on the Trust Notes — Series 2022-A” in this prospectus supplement.

Selection of Calculation Agent

The Calculation Agent will make certain determinations regarding the interest rate for each Subsequent Fixed Rate Period. We or any of our affiliates may assume the duties of the Calculation Agent with respect to the Trust Notes — Series 2022-A and the 2022 TCPL Sub Notes — Series-A. Any exercise of discretion by us or our affiliates acting as Calculation Agent could present a conflict of interest. In making the required determinations, decisions and elections, we or our affiliates may have economic interests that are adverse to the interests of holders of the Trust Notes — Series 2022-A, and those determinations, decisions or elections could have a material adverse effect on the yield on, value of and market for the Trust Notes — Series 2022-A. Any determination made by us or our affiliates, acting as the Calculation Agent, will be final and binding absent manifest error.

Recent Canadian Tax Proposals

In February 2022, the Department of Finance Canada released draft legislation including a proposal on interest deductibility. The proposal is open for public comment until May 2022 and it is unknown when the legislation may be enacted. In addition, in April 2021, the Canadian federal budget was released which proposed changes in relation to international taxation. There has been no significant update on this proposal, and it is unknown when draft legislation may be available.

The Trust and TCPL will continue to assess the proposed changes in Canadian tax legislation as they could affect the results of operations, financial condition and cash flows of the Trust and TCPL.

The Trust

General

The Trust is a unit trust established under the laws of Ontario by the Trustee pursuant to the Declaration of Trust on September 16, 2014. The Trust has been formed for the purpose of issuing debt securities, including the Trust Notes — Series 2015-A, the Trust Notes — Series 2016-A, the Trust Notes — Series 2017-A, the Trust Notes — Series 2017-B, the Trust Notes — Series 2019-A, the Trust Notes — Series 2021-A and the Trust Notes — Series 2022-A and acquiring and holding the Trust Assets in order to generate funds for payment of principal, interest, the redemption price and the amounts payable on purchase for cancellation, if any, and any other amounts, in respect of its debt securities, including the Trust Notes — Series 2022-A. The Offering will provide TCPL with a cost-effective means of raising capital which qualifies for Basket “C” equity treatment by Moody’s, “Intermediate Equity Credit” by S&P and “50% Equity Credit” by Fitch.

The Trust is not a trust company and does not carry on business as a trust company and, accordingly, the Trust is not registered under the trust company legislation of any jurisdiction. The Trust Notes — Series 2022-A are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that act or any other legislation.

Capitalization

Immediately after the issuance by the Trust of the Trust Notes — Series 2022- A pursuant to the Offering, and the purchase by the Trust of the 2022 TCPL Sub Notes — Series-A, the Trust will have approximately U.S.$6,933,802,000 in Trust Assets, U.S.$800,000,000 of capital attributable to the Trust Notes — Series 2022-A, U.S.$394,700,000 of capital attributable to the Trust Notes — Series 2021-A, U.S. $1,100,000,000 of capital attributable to the Trust Notes — Series 2019-A, U.S.$1,500,000,000 of capital attributable to the Trust Notes — Series 2017-A, U.S.$1,184,100,000 of capital attributable to the Trust Notes — Series 2017-B, U.S.$1,200,000,000 of capital attributable to the Trust Notes — Series 2016-A, U.S.$750,000,000 of capital attributable to the Trust Notes — Series 2015-A and U.S.$5,001,000 of capital attributable to the Voting Trust Units. With respect to the Trust Notes — Series 2021-A and the Trust Notes — Series 2017-B, the applicable Canadian dollar amount has been converted into U.S. dollars based on the inverse of the Bank of Canada daily average exchange rate on March 2, 2022 of U.S.$0.7894 per $1.00. See “Capitalization of the Trust” and “Risk Factors” in this prospectus supplement.

For further details regarding the Trust, see “The Trust” in the prospectus.

Consolidating Summary Financial Information

Pursuant to the Decision, TCPL is exempt from filing its own annual and interim financial statements and incorporates TCE’s annual and interim financial statements into the prospectus.

The table below contains selected summary financial information as at and for the years ended December 31, 2021 and 2020 for (i) TCE, (ii) TCPL, (iii) TCPL’s subsidiaries, other than the Trust, on a combined basis, (iv) consolidating adjustments, (v) TCE and all of its subsidiaries on a consolidated basis, and (vi) the Trust. This summary financial information should be read in conjunction with the Annual Financial Statements, which are incorporated by reference in the prospectus.

As at and for the years ended December 31, 2021 and 2020(1)

					Subsidiaries						The Trust(6)
					of TCPL						(millions of
					other than		Consolidating		TCE		Canadian
	TCE(2)		TCPL(2)		the Trust(3)		adjustments(4)		consolidated)(5)		dollars)
(in billions of Canadian dollars, except the Trust)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenues	-	-	1.7	1.9	21.7	15.3	(10.0)	(4.2)	13.4	13.0	422.9	428.1
Net income/(loss) attributable to common shares or trust units interests	1.8	4.5	2.0	4.6	2.8	4.2	(4.8)	(8.8)	1.8	4.5	19.0	19.3
Current assets	4.2	4.7	0.5	0.6	6.6	9.0	(3.9)	(9.1)	7.4	5.2	132.3	126.5
Non-current assets	30.1	29.2	87.8	91.8	129.5	143.8	(150.6)	(169.7)	96.8	95.1	7,758.5	7,302.8
Current liabilities	0.9	0.8	13.7	15.9	6.1	7.7	(7.7)	(12.4)	13.0	12.0	126.3	120.5
Non-current liabilities	-	-	44.5	47.3	80.9	92.5	(67.6)	(85.0)	57.8	54.8	7,758.5	7,302.8

Notes:

(1)	The consolidating summary financial information presented in this table is unaudited and does not give effect to the Offering or any other transactions subsequent to the dates shown. TCE’s independent auditor has not performed a review of this consolidating summary financial information.
(2)	TCE and TCPL are presented on the basis of accounting for investments in all their subsidiaries using the equity method.
(3)	These columns account for the consolidated direct subsidiaries of TCPL other than the Trust, on a combined basis.
(4)	These columns include the necessary amounts to eliminate the intercompany balances and transactions between TCE, TCPL and its direct subsidiaries and other adjustments.
(5)	TCE (consolidated) is presented in accordance with U.S. GAAP.
(6)	The Trust’s financial results are not included in TCE (consolidated) financial statements under U.S. GAAP.

Use of Proceeds

The proceeds to the Trust from the Offering will be used to acquire the 2022 TCPL Sub Notes — Series-A from TCPL. TCPL, in turn, intends to use the proceeds from the issuance of the 2022 TCPL Sub Notes — Series-A to provide TCE with the funds necessary to redeem TCE’s outstanding Cumulative Redeemable Minimum Rate Reset First Preferred Shares, Series 15. Pending such use of proceeds, TCPL may use such proceeds to reduce short term indebtedness of TCPL and its affiliates, which short term indebtedness was used to fund TCPL’s capital program and for general corporate purposes. TCPL may invest the funds that it does not immediately require in short term marketable debt securities. The Offering will provide TCPL with a cost-effective means of raising capital which qualifies for Basket “C” equity treatment by Moody’s, “Intermediate Equity Credit” by S&P and “50% Equity Credit” by Fitch.

Capitalization of the Trust

The following table sets forth the capitalization of the Trust as of December 31, 2021 and as of the date of this prospectus supplement, as adjusted to reflect the closing of the Offering.

	Outstanding as at December 31, 2021 (in thousands of U.S. dollars)	Outstanding as at the date of this prospectus supplement after giving effect to the Offering(1) (in thousands of U.S. dollars)
Trust Notes — Series 2022-A	-	800,000
Trust Notes — Series 2021-A(2)	394,700	394,700
Trust Notes — Series 2019-A	1,100,000	1,100,000
Trust Notes — Series 2017-B(2)	1,184,100	1,184,100
Trust Notes — Series 2017-A	1,500,000	1,500,000
Trust Notes — Series 2016-A	1,200,000	1,200,000
Trust Notes — Series 2015-A	750,000	750,000
Voting Trust Units	5,001	5,001
Original Settlement Amount	1	1
Trust Capital	6,133,802	6,933,802

Notes:

(1)	Issue costs including the Underwriters’ fee are estimated to be U.S.$10,000,000.
(2)	Converting applicable Canadian dollar amounts into U.S. dollars based on the inverse of the Bank of Canada daily average exchange rate on March 2, 2022 of U.S.$0.7894 per $1.00.

TC Energy Corporation and TCPL

General

TCE was incorporated pursuant to the provisions of the Canada Business Corporations Act on February 25, 2003 in connection with a plan of arrangement which established TCE as the parent company of TCPL. All of the outstanding common shares of TCPL are owned by TCE.

We operate our business in three segments: Natural Gas Pipelines, Liquids Pipelines and Power and Storage. In order to provide information that is aligned with how management decisions about our businesses are made and how performance of our businesses is assessed, our results are reflected in five operating segments: Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines, Mexico Natural Gas Pipelines, Liquids Pipelines and Power and Storage. We also have a Corporate segment consisting of corporate and administrative functions that provide governance, financing and other support to our business segments. TCE’s principal subsidiaries as of December 31, 2021 are indicated in the diagram under the heading “TC Energy Corporation – Intercorporate Relationships” in the Annual Information Form.

Consolidated Capitalization

Pursuant to the Decision, TCPL and the Trust are exempt from filing their own annual and interim financial statements and incorporate TCE’s annual and interim financial statements into the prospectus. There have been no material changes in the share and loan capital of TCPL, on a consolidated basis, since December 31, 2021.

Use of Proceeds

TCPL intends to use the proceeds from the issuance of the 2022 TCPL Sub Notes — Series-A to provide TCE with the funds necessary to redeem TCE’s outstanding Cumulative Redeemable Minimum Rate Reset First Preferred Shares, Series 15. Pending such use of proceeds, TCPL may use such proceeds to reduce short term indebtedness of TCPL and its affiliates, which short term indebtedness was used to fund TCPL’s capital program and for general corporate purposes. TCPL may invest the funds that it does not immediately require in short term marketable debt securities. The Offering will provide TCPL with a cost-effective means of raising capital which qualifies for Basket “C” equity treatment by Moody’s, “Intermediate Equity Credit” by S&P and “50% Equity Credit” by Fitch.

Earnings Coverage

The following financial ratio for TCE has been calculated on a consolidated basis for the 12-month period ended December 31, 2021 and is based on the Annual Financial Statements. The following financial ratio gives effect to the issuance of the 2022 TCPL Sub Notes — Series-A, as described in this prospectus supplement, and the intended use of proceeds therefrom (such adjustments, collectively referred to as the “Post-December 31, 2021 Adjustments”). Adjustments for other normal course issuances and repayments of long-term debt subsequent to December 31, 2021 would not materially affect the ratio set forth below and, as a result, have not been made.

December 31, 2021
Earnings coverage on long-term debt and current liabilities	1.8 times(1)

Note:

(1)	TCE’s interest requirements for the 12-months ended December 31, 2021 after giving effect to the Post December 31, 2021 Adjustments, amounted to approximately $2,437 million. TCE’s earnings before interest expense and income tax for the 12-month period ended December 31, 2021 were approximately $4,436 million, which is 1.8 times such interest requirement for the period.

Description of the Trust Notes

The following is a summary of the rights, privileges, restrictions, obligations and conditions attaching to the Trust Notes — Series 2022-A and certain provisions of the Trust Indenture and related agreements that supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of the Trust Notes set forth under the heading “Description of the Trust Notes and Related Agreements and Securities” in the prospectus. The statements made in this prospectus supplement relating to the Trust Notes — Series 2022-A are summaries of certain provisions thereof. For a complete description of the terms of the Trust Notes — Series 2022-A, prospective investors should refer to the Trust Indenture and related agreements. A copy of the Trust Indenture and such related agreements may be inspected during normal business hours at the principal office of the Administrative Agent in Calgary, Alberta, during the course of the distribution of the Trust Notes — Series 2022-A. Following closing of the Offering, a copy of the Trust Indenture and such related agreements will be available on SEDAR at www.sedar.com.

Trust Notes — Series 2022-A

Holders of the Trust Notes — Series 2022-A shall have no recourse to the assets of the Trustee in connection with any payments in respect of the Trust Notes — Series 2022-A. For information concerning the TCPL Exchange Preferred Shares into which the Trust Notes — Series 2022-A are, in certain circumstances, exchangeable as described under “— Automatic Exchange” below, see “Description of TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares” in this prospectus supplement. For information concerning the TCPL Deferral Preferred Shares, which in certain circumstances holders of the Trust Notes — Series 2022-A will be required to purchase with interest payable, or the right to receive a payment of interest, on the Trust Notes — Series 2022-A as described under “— Deferral Right” below, see “Description of TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares” in this prospectus supplement.

Interest and Maturity

From the Closing Date until March 7, 2082, the Trust will pay interest on the Trust Notes — Series 2022-A in equal semi-annual installments on March 7 and September 7 of each year to the persons in whose names the Trust Notes — Series 2022-A are registered at the close of business on the preceding February 21 and August 24, respectively.

From the Closing Date to, but excluding, March 7, 2032, the interest rate on the Trust Notes — Series 2022-A will be fixed at 5.600% per annum, payable in arrears. Starting on March 7, 2032, and on each Series 2022-A Interest Reset Date thereafter, the interest rate on the Trust Notes — Series 2022-A will reset for the applicable Subsequent Fixed Rate Period to a rate per annum equal to the Five-Year Treasury Rate as of the most recent Interest Reset Determination Date, plus: (a) for the period from, and including, March 7, 2032 to, but excluding, March 7, 2052, 3.986%; and (b) for the period from, and including, March 7, 2052 to, but excluding, March 7, 2082, 4.736%, in each case, payable in arrears.

Unless the Trust has redeemed all of the outstanding Trust Notes — Series 2022-A as of the Initial Interest Reset Date, the Trust will appoint a Calculation Agent with respect to the Trust Notes — Series 2022-A and the 2022 TCPL Sub Notes — Series-A prior to the Interest Reset Determination Date preceding the Initial Interest Reset Date. The Trust, TCPL or any of their affiliates may assume the duties of the Calculation Agent. The applicable interest rate for each Subsequent Fixed Rate Period will be determined by the Calculation Agent as of the applicable Interest Reset Determination Date. Promptly upon such determination, the Calculation Agent, if other than the Trust, will notify the Trust of the interest rate for the relevant Subsequent Fixed Rate Period. The Trust will then promptly notify the Trustee, if other than the Calculation Agent, of such interest rate. The Calculation Agent’s determination of any interest rate and its calculation of the amount of interest for any Subsequent Fixed Rate Period beginning on or after the Initial Interest Reset Date will be conclusive and binding absent manifest error, may be made in the Calculation Agent’s sole discretion and, notwithstanding anything to the contrary in the documentation relating to the Trust Notes — Series 2022-A or the 2022 TCPL Sub Notes — Series-A, will become effective without consent from any other person or entity. Such determination of any interest rate and calculation of the amount of interest will be on file at the Trust’s principal offices and will be made available to any holder of the Trust Notes — Series 2022-A upon request.

The Trust Notes — Series 2022-A will mature on March 7, 2082. Holders of the Trust Notes — Series 2022-A may, in certain circumstances, be required to apply interest payable on the Trust Notes — Series 2022-A to acquire TCPL Deferral Preferred Shares. See “— Deferral Right” below.

Interest on the Trust Notes — Series 2022-A will be computed on the basis of a 360-day year consisting of twelve 30-day months and, for any period shorter than six months, on the basis of the actual number of days elapsed per 30-day month. For the purposes of disclosure under the Interest Act (Canada), and without affecting the interest payable on the Trust Notes — Series 2022-A, whenever the interest rate on the Trust Notes — Series 2022-A is to be calculated on the basis of a period of less than a calendar year, the yearly interest rate equivalent for such interest rate will be the interest rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days used in calculating the specified interest rate.

If a Series 2022-A Interest Payment Date falls on a day that is not a Business Day, the Series 2022-A Interest Payment Date will be postponed to the next Business Day, and no further interest will accrue in respect of such postponement.

Specified Denominations

The Trust Notes — Series 2022-A will be issued only in minimum denominations of U.S.$1,000 and integral multiples thereof.

Deferral Right

On each Deferral Date, holders of the Trust Notes — Series 2022-A will be required to apply interest payable thereon to acquire TCPL Deferral Preferred Shares. A new series of TCPL Deferral Preferred Shares will be issued in respect of each Deferral Date. The subscription amount of each TCPL Deferral Preferred Share will be an amount equal to U.S.$1,000 and the number of TCPL Deferral Preferred Shares (including fractional shares, if applicable) subscribed for on each Deferral Date will be calculated by dividing the amount of the interest payable on the Trust Notes — Series 2022-A on the applicable Deferral Date, by U.S.$1,000. For greater certainty, whether or not a Deferral Event has occurred in respect of a particular Series 2022-A Interest Payment Date will be determined prior to the commencement of the Series 2022-A Interest Period ending on the day immediately preceding such Series 2022-A Interest Payment Date.

A Deferral Event for the Trust Notes — Series 2022-A will occur in the event of: (i) a Missed Dividend Deferral Event; or (ii) an Other Deferral Event. There is no limit on the number of Deferral Events that may occur.

The issuance of TCPL Deferral Preferred Shares upon the occurrence of any Deferral Event will be effected pursuant to the Assignment and Set-Off Agreement, whereby: (i) TCPL assigns, transfers and conveys to the Trust all of its right, title and interest in the subscription proceeds (the “Deferral Event Subscription Proceeds”) payable to TCPL in connection with the Deferral Event Subscription (the “Deferral Event Subscription Proceeds Assignment”); (ii) the Trust agrees that on each TCPL Sub Note Interest Payment Date that is a Deferral Date, the interest payable to the Trust by TCPL on such TCPL Sub Note Interest Payment Date pursuant to the 2022 TCPL Sub Notes — Series-A shall have been satisfied to the extent of an amount equal to the aggregate Deferral Event Subscription Proceeds payable by holders of the Trust Notes — Series 2022-A in connection with the TCPL Deferral Preferred Shares issued on such Deferral Date pursuant to the Deferral Event Subscription Proceeds Assignment and TCPL shall only be required to pay cash to the Trust in an amount equal to the excess of the interest payable by TCPL pursuant to the 2022 TCPL Sub Notes — Series-A on such TCPL Sub Note Interest Payment Date over the amount of such Deferral Event Subscription Proceeds; and (iii) the Indenture Trustee, on behalf of holders of the Trust Notes — Series 2022-A, agrees that on each Series 2022-A Interest Payment Date that is a Deferral Date, without any further action being required by TCPL, the Trust or holders of the Trust Notes — Series 2022-A, the right of the holders of the Trust Notes — Series 2022-A to receive the interest thereon in respect of the relevant Series 2022-A Interest Payment Date shall be automatically set-off against their obligation to pay the cash subscription price for the TCPL Deferral Preferred Shares to the Trust, as assignee, without any payment of cash by the Trust in respect of the interest or by the holders in respect of the subscription price. As a result, pursuant to the Assignment and Set-Off Agreement, a holder’s entitlement in the case of a Deferral Event on a Series 2022-A Interest Payment Date is to the delivery of the TCPL Deferral Preferred Shares.

In acting pursuant to the Assignment and Set-Off Agreement, TCPL shall promptly create, issue and distribute such number of TCPL Deferral Preferred Shares (including fractional shares, if applicable) as are issuable pursuant to the Deferral Event Subscription. If any TCPL Deferral Preferred Shares require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling, approval or consent from any governmental or regulatory authority under any applicable Canadian or U.S. law before such TCPL Deferral Preferred Shares may be issued and delivered by TCPL in connection with a Deferral Event, TCPL shall in good faith, expeditiously take all such actions and do all such things as are necessary to cause such TCPL Deferral Preferred Shares to be duly registered, qualified or approved as and to the extent required for such purpose pursuant to such applicable laws.

Upon a Deferral Event, TCPL reserves the right not to deliver TCPL Deferral Preferred Shares to an Ineligible Person. In such circumstances, the Indenture Trustee will hold all TCPL Deferral Preferred Shares that would otherwise be delivered to Ineligible Persons, as agent for Ineligible Persons, and the Indenture Trustee will deliver such shares to a broker retained by TCPL for the purpose of effecting the sale (to parties other than TCPL and its affiliates or other Ineligible Persons) on behalf of such Ineligible Persons of such TCPL Deferral Preferred Shares. Such sales, if any, may be made at any time and any price. Neither TCPL, the Trust nor the Indenture Trustee will be subject to any liability for failing to sell TCPL Deferral Preferred Shares on behalf of any such Ineligible Persons or at any particular price on any particular day. The net proceeds received by the Indenture Trustee from the sale of any TCPL Deferral Preferred Shares will be divided among the Ineligible Persons in proportion to the number of TCPL Deferral Preferred Shares that would otherwise have been deliverable to them, after deducting the costs of sale and any applicable withholding taxes. The Indenture Trustee will make payment of the aggregate net proceeds to the Clearing Agency (if the Trust Notes — Series 2022-A are then held in the book-entry only system) or to the registrar and transfer agent (in all other cases) for distribution to such Ineligible Persons in accordance with the Clearing Agency Procedures or otherwise.

As a precondition to the delivery of any certificate or other evidence of issuance representing any TCPL Deferral Preferred Shares or related rights following a Deferral Event, TCPL may require the Trust to obtain from any holder of Trust Notes — Series 2022-A (and persons holding Trust Notes — Series 2022-A represented by such holder of Trust Notes — Series 2022-A) a declaration, in form and substance satisfactory to TCPL, confirming compliance with any applicable regulatory requirements to establish that such holder of Trust Notes — Series 2022-A is not, and does not represent, an Ineligible Person.

Dividend Stopper Undertaking

Pursuant to the Assignment and Set-Off Agreement, TCE and TCPL will covenant for the benefit of holders of the Trust Notes — Series 2022-A that, in the event of a Deferral Event, in the period commencing on the relevant Deferral Date to, but excluding, the first day of the applicable Dividend Declaration Resumption Month: (i) neither TCE nor TCPL will declare dividends of any kind on any of the Dividend Restricted Shares, as applicable; and (ii) neither TCE, TCPL nor any subsidiary of TCE or TCPL may redeem any Dividend Restricted Shares (other than TCPL Deferral Preferred Shares) or make any payment to holders of any of the Dividend Restricted Shares in respect of dividends not declared or paid on such Dividend Restricted Shares (other than, for greater certainty, accrued and unpaid dividends on TCPL Deferral Preferred Shares that are redeemed), and neither TCE nor TCPL nor any subsidiary of TCE or TCPL may purchase any Dividend Restricted Shares. It is in the interest of TCPL and TCE to ensure, to the extent within their control, that the Trust pays the interest to holders of the Trust Notes — Series 2022-A in cash on each Series 2022-A Interest Payment Date so as to avoid triggering the Dividend Stopper Undertaking.

Automatic Exchange

The Trust Notes — Series 2022-A, including accrued and unpaid interest thereon, will be exchanged automatically, without the consent of the holders thereof, for the right to be issued newly issued TCPL Exchange Preferred Shares upon the occurrence of an Automatic Exchange Event.

TCPL will mail written notice of the occurrence of the Automatic Exchange Event to the Trustee within 10 days of such event. Following the Automatic Exchange, holders of the Trust Notes — Series 2022-A immediately prior to the Automatic Exchange shall automatically cease to have any claim or entitlement to interest or principal against the Trust or any other rights as holders of Trust Notes — Series 2022-A, including under the guarantee by TCPL.

The TCPL Exchange Preferred Shares will carry the right to receive fixed quarterly cumulative preferential cash dividends, if, as and when declared by the Board of Directors, subject to the Canada Business Corporations Act, at the Perpetual Preferred Share Rate, subject to any applicable withholding tax. See “Description of TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares” in this prospectus supplement.

The Automatic Exchange shall occur at the Exchange Time and will be effected pursuant to the terms of the Share Exchange Agreement. As of the Exchange Time, each holder of Trust Notes — Series 2022-A shall have exchanged and transferred to TCPL all of such holder’s right, title and interest in and to its Trust Notes — Series 2022-A and shall thereupon automatically cease to be a holder thereof and all rights of such holder as a debtholder of the Trust (including under the guarantee by TCPL) shall automatically cease and such person shall therefrom be for all purposes entitled to a right to be issued TCPL Exchange Preferred Shares, which right shall be immediately and automatically exercised. Upon such exercise, holders of the Trust Notes — Series 2022-A will receive one TCPL Exchange Preferred Share for each U.S.$1,000 principal amount of Trust Notes — Series 2022-A previously held together with the number of TCPL Exchange Preferred Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Trust Notes — Series 2022-A, by U.S.$1,000. Holders of the Trust Notes — Series 2022-A will individually be bound by the Automatic Exchange, acting through the Exchange Trustee, on the basis contemplated by the Share Exchange Agreement.

If, following the occurrence of an Automatic Exchange Event, for any reason, any Trust Notes — Series 2022-A remain outstanding and not owned by TCPL or an affiliate of TCPL, the Trust will redeem each U.S.$1,000 principal amount of Trust Notes — Series 2022-A not so exchanged for TCPL Exchange Preferred Shares for consideration consisting of one TCPL Exchange Preferred Share together with the number of TCPL Exchange Preferred Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Trust Notes — Series 2022-A from the immediately preceding Series 2022-A Interest Payment Date to, but excluding, the date the Automatic Exchange Event occurs, by U.S.$1,000. Each holder of Trust Notes — Series 2022-A so redeemed shall automatically cease to be a holder thereof and all rights of such holder as a debtholder of the Trust will automatically cease and such person shall therefrom be entitled only to the right to be issued TCPL Exchange Preferred Shares. It shall not be necessary for the Trust, in such circumstances, to provide any prior written notice of redemption to holders of the Trust Notes — Series 2022-A. The Trust will acquire the TCPL Exchange Preferred Shares required by it for purposes of such redemption, if any, from TCPL pursuant to the Subscription Right.

Upon an Automatic Exchange of the Trust Notes — Series 2022-A for the right to receive TCPL Exchange Preferred Shares and the exercise of such right, or in respect of a redemption of Trust Notes — Series 2022-A as outlined in the paragraph immediately above, TCPL reserves the right not to issue TCPL Exchange Preferred Shares to Ineligible Persons. In such circumstances, the Indenture Trustee will hold all TCPL Exchange Preferred Shares that would otherwise be delivered to Ineligible Persons, as agent for Ineligible Persons, and the Indenture Trustee will deliver such shares to a broker retained by TCPL for the purpose of effecting the sale (to parties other than TCPL, its affiliates or other Ineligible Persons) on behalf of such Ineligible Persons of such TCPL Exchange Preferred Shares. Such sales, if any, may be made at any time and any price. Neither TCPL, the Trust nor the Indenture Trustee will be subject to any liability for failing to sell TCPL Exchange Preferred Shares on behalf of any such Ineligible Persons or at any particular price on any particular day. The net proceeds received by the Indenture Trustee from the sale of any such TCPL Exchange Preferred Shares will be divided among the Ineligible Persons in proportion to the number of TCPL Exchange Preferred Shares that would otherwise have been deliverable to them, after deducting the costs of sale and any applicable withholding taxes. The Indenture Trustee will make payment of the aggregate net proceeds to the Clearing Agency (if the Trust Notes — Series 2022-A are then held in the book-entry only system) or to the registrar and transfer agent (in all other cases) for distribution to such Ineligible Persons in accordance with the Clearing Agency Procedures or otherwise.

As a precondition to the delivery of any certificate or other evidence of issuance representing any TCPL Exchange Preferred Shares or related rights following an Automatic Exchange or redemption of Trust Notes — Series 2022-A following an Automatic Exchange Event as outlined above, TCPL may require the Trust to obtain from any holder of Trust Notes — Series 2022-A (and persons holding Trust Notes — Series 2022-A represented by such holder of Trust Notes — Series 2022-A) a declaration, in form and substance satisfactory to TCPL, confirming compliance with any applicable regulatory requirements to establish that such holder of Trust Notes — Series 2022-A is not, and does not represent, an Ineligible Person.

As the events that give rise to an Automatic Exchange are bankruptcy and related events, it is in the interests of TCPL to ensure that an Automatic Exchange does not occur, although the events that could give rise to an Automatic Exchange, namely the occurrence of an Automatic Exchange Event, may be beyond TCPL’s control.

Trust Redemption Right

The Trust may, at its option, or at the direction of TCPL, redeem the Trust Notes — Series 2022-A in whole at any time or in part from time to time on not less than 10 days nor more than 60 days prior notice to the holders of the Trust Notes — Series 2022-A, without the consent of such holders, and upon such conditions as may be specified in the applicable notice of redemption, at a redemption price per U.S.$1,000 principal amount of the Trust Notes — Series 2022-A equal to par: (i) from December 7, 2031 to March 7, 2032; and (ii) after March 7, 2032, on any Series 2022-A Interest Payment Date or Series 2022-A Interest Reset Date, in each case, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

The redemption price payable by the Trust will be paid from the redemption proceeds it receives from TCPL upon redemption of 2022 TCPL Sub Notes — Series A. Trust Notes — Series 2022-A that are redeemed shall be cancelled and shall not be reissued.

In the event that TCPL causes the Trust to redeem the Trust Notes — Series 2022-A, or in the event TCPL or any of its subsidiaries or other affiliates purchase any of the Trust Notes — Series 2022-A, TCPL and its subsidiaries or other affiliates intend (without thereby assuming a legal obligation) to do so only to the extent the aggregate redemption or purchase price is equal to or less than the net proceeds, if any, received by TCPL or TCE from new issuances by TCPL or TCE or a subsidiary or affiliate of TCPL or TCE (including the Trust) during the period commencing on the 365th or 366th calendar day, depending upon the actual number of days in the applicable year, prior to the date of such redemption or purchase of securities which are assigned by S&P, at the time of sale or issuance, an aggregate “equity credit” (or such similar nomenclature used by S&P from time to time) that is equal to or greater than the “equity credit” assigned to the Trust Notes — Series 2022-A to be redeemed or repurchased at the time of their issuance (but taking into account any changes in hybrid capital methodology or another relevant methodology or the interpretation thereof since the issuance of the Trust Notes — Series 2022-A).

Redemption on Rating Event or Tax Event

The Trust may, at its option, on giving not more than 60 nor less than 10 days notice to the holders of the Trust Notes — Series 2022-A, redeem all (but not less than all) of the Trust Notes — Series 2022-A upon the occurrence of a Rating Event or a Tax Event. The redemption price per U.S.$1,000 principal amount of Trust Notes — Series 2022-A will be equal to par (in the case of a Tax Event) and par plus U.S.$20 (in the case of a Rating Event), together with accrued and unpaid interest to but excluding the date fixed for redemption. Trust Notes — Series 2022-A redeemed by the Trust shall be cancelled and shall not be reissued.

Purchase for Cancellation

The Trust Notes — Series 2022-A may be purchased, in whole or in part, by the Trust, at the direction of TCPL, in the open market or by tender or private contract. Trust Notes — Series 2022-A purchased by the Trust shall be cancelled and shall not be reissued. The purchase price payable by the Trust will be paid in cash. It is anticipated that the purchase price would be par or slightly below par.

Subordination

The Trust Notes — Series 2022-A will be direct unsecured subordinated obligations of the Trust. The payment of principal and interest on the Trust Notes — Series 2022-A, to the extent provided in the Trust Indenture, will be subordinated in right of payment to the prior payment in full of all present and future Issuer Senior Indebtedness, and will be effectively subordinated to all indebtedness and obligations of any subsidiaries of the Trust.

The subordination provisions and the event of default provisions of the Trust Notes — Series 2022-A as described herein are not likely to be relevant to the holders of the Trust Notes — Series 2022-A in their capacity as creditors of the Trust since, upon the occurrence of an Automatic Exchange Event, the Automatic Exchange provisions of the Trust Notes — Series 2022-A will result in the Trust Notes — Series 2022-A being automatically exchanged for the right to be issued TCPL Exchange Preferred Shares effective as of the Exchange Time. See “Risk Factors — Risks Related to the Trust Notes — Series 2022-A” in this prospectus supplement.

Events of Default

An event of default in respect of the Trust Notes — Series 2022-A will occur only if the Trust or TCPL (i) resolves to wind-up or liquidate or is ordered wound-up or liquidated (other than in respect of a transaction of the kind permitted under “— Merger, Consolidation, Sale, Lease or Conveyance” below or in the event of any other dissolution of it, by operation of law) or (ii) makes a general assignment for the benefit of its creditors, or otherwise acknowledges its insolvency, becomes insolvent or is declared bankrupt or consents to the institution of bankruptcy or insolvency proceedings against it under any bankruptcy, insolvency or analogous laws or if a custodian, sequestrator, liquidator, receiver, receiver and manager or any other officer with similar powers is appointed in respect of it or of its property or any part thereof which is, in the opinion of the Indenture Trustee, a substantial part thereof.

The event of default provisions of the Trust Notes — Series 2022-A described herein are not likely to be relevant to holders of the Trust Notes — Series 2022-A in their capacity as creditors of the Trust since the Automatic Exchange provisions of the Trust Notes — Series 2022-A will result in the Trust Notes — Series 2022-A being exchanged for the right to be issued TCPL Exchange Preferred Shares effective as of the Exchange Time. See “— Automatic Exchange” below and “Risk Factors” in this prospectus supplement.

If an event of default has occurred and is continuing, and the Trust Notes — Series 2022-A have not already been automatically exchanged for the right to be issued TCPL Exchange Preferred Shares, the Indenture Trustee may, in its discretion and shall upon the request of holders of not less than one-quarter of the principal amount of Trust Notes — Series 2022-A then outstanding under the Trust Indenture, declare the principal of and interest on all outstanding Trust Notes — Series 2022-A to be immediately due and payable. There will be no right of acceleration in the case of a default in the performance of any covenant of the Trust or TCPL in the Trust Indenture, although a legal action could be brought to enforce such covenant.

Rights on Termination of the Trust

The Trust may only be terminated with the approval of the holder of the Voting Trust Units and may only be terminated if no Trust Notes — Series 2022-A are outstanding or if all Trust Notes — Series 2022-A are held by TCPL or any of its affiliates. The holders of the Trust Notes — Series 2022-A will not be entitled to initiate proceedings for the termination of the Trust.

TCPL will not approve the termination of the Trust unless the Trust has sufficient funds to pay the redemption price of the Trust Notes — Series 2022-A.

Guarantee by TCPL

TCPL will guarantee, on a subordinated basis, the due and punctual payment of the principal amount of and interest on (including, in case of default, interest on the amount in default) the Trust Notes — Series 2022-A and performance by the Trust of all the Trust’s obligations to the holders of the Trust Notes — Series 2022-A pursuant to the Share Exchange Agreement and the Assignment and Set-Off Agreement. The payment of principal and interest under TCPL’s guarantee of the Trust Notes — Series 2022-A, to the extent provided in the Indenture, will be subordinated in right of payment to the prior payment in full of all present and future TCPL Senior Indebtedness, and will be effectively subordinated to all indebtedness and obligations of TCPL’s subsidiaries.

Additional TCPL Covenants

In addition to the Dividend Stopper Undertaking, TCPL will covenant for the benefit of the holders of the Trust Notes — Series 2022-A, pursuant to the Share Exchange Agreement or the Assignment and Set-Off Agreement, as the case may be, that:

(i)	all of the outstanding Voting Trust Units will be held at all times, directly or indirectly, by TCPL;

(ii)	as long as any Trust Notes — Series 2022-A are outstanding and held by any person other than TCPL or an affiliate of TCPL, TCPL will not take any action to cause the termination of the Trust;

(iii)	TCPL will not create or issue any TCPL Preferred Shares which, in the event of insolvency or winding-up of TCPL, would rank in right of payment in priority to the TCPL Exchange Preferred Shares or the TCPL Deferral Preferred Shares;

(iv)	TCPL will not assign or otherwise transfer its obligations under the Share Exchange Agreement or the Assignment and Set-Off Agreement, except in the case of a merger, consolidation, amalgamation or reorganization or a sale of substantially all of the assets of TCPL;

(v)	if the Trust Notes — Series 2022-A have not been exchanged for rights to be issued TCPL Exchange Preferred Shares following the Automatic Exchange, TCPL will not, without the approval by Extraordinary Resolution of the holders of the Trust Notes — Series 2022-A, amend, delete or vary any terms attaching to the TCPL Exchange Preferred Shares other than amendments, deletions or variations which do not negatively impact future holders of TCPL Exchange Preferred Shares and amendments that relate to the first preferred shares of TCPL as a class; and

(vi)	prior to the issuance of any TCPL Deferral Preferred Shares in respect of a Deferral Event, TCPL will not, without the approval by Extraordinary Resolution of the holders of the Trust Notes — Series 2022-A, amend, delete or vary any terms attaching to the TCPL Deferral Preferred Shares other than amendments, deletions or variations which do not negatively impact future holders of TCPL Deferral Preferred Shares and amendments that relate to the first preferred shares of TCPL as a class.

Issue of TCPL Exchange and Deferral Preferred Shares in Connection with Automatic Exchange and Deferral Event

All corporate action necessary to authorize TCPL to issue TCPL Exchange and Deferral Preferred Shares pursuant to the terms of the Trust Notes — Series 2022-A will be completed prior to the closing of the Offering.

Share Exchange Agreement

On the Closing Date, TCPL, the Trust and the Exchange Trustee, as trustee for the holders of the Trust Notes — Series 2022-A, will enter into the Share Exchange Agreement providing for the grant of certain rights and obligations relating to the Automatic Exchange. Pursuant to the Share Exchange Agreement, TCPL will grant to the Exchange Trustee for the benefit of the holders of the Trust Notes — Series 2022-A the right to exchange such Trust Notes — Series 2022-A for the right to be issued TCPL Exchange Preferred Shares upon an Automatic Exchange and the Exchange Trustee on behalf of the holders of the Trust Notes — Series 2022-A will grant to TCPL the right to exchange such Trust Notes — Series 2022-A for the right to be issued TCPL Exchange Preferred Shares upon an Automatic Exchange. Holders of the Trust Notes — Series 2022-A will individually be bound by the Automatic Exchange, acting through the Exchange Trustee, on the basis contemplated by the Share Exchange Agreement. Pursuant to the Share Exchange Agreement, TCPL will covenant to take or refrain from taking certain actions so as to ensure that holders of the Trust Notes — Series 2022-A will receive the benefit of the Automatic Exchange, including obtaining the approval by Extraordinary Resolution of holders of the Trust Notes — Series 2022-A to any amendment to the provisions of the TCPL Exchange Preferred Shares (other than any amendments relating to the TCPL Preferred Shares as a class). See “— Additional TCPL Covenants” above.

Assignment and Set-Off Agreement

On the Closing Date, TCPL, TCE, the Trust and the Indenture Trustee, as bare trustee and nominee for and on behalf of the holders of the Trust Notes — Series 2022-A, will enter into the Assignment and Set-Off Agreement providing for the Dividend Stopper Undertaking and the grant of certain rights and obligations relating to the Deferral Event Subscription.

Capital Reorganizations and Amalgamations

If there is a capital reorganization, merger or amalgamation or sale of substantially all the assets of TCPL or a comparable transaction affecting the TCPL Exchange Preferred Shares, the Share Exchange Agreement will provide that holders of the Trust Notes — Series 2022-A will be entitled to receive, pursuant to the Automatic Exchange provisions, after the capital reorganization, merger or amalgamation or sale of substantially all the assets of TCPL or a comparable transaction affecting the TCPL Exchange Preferred Shares, the number of TCPL Exchange Preferred Shares or other securities or consideration of TCPL or of a corporation resulting, surviving or continuing from the capital reorganization, merger or amalgamation or sale of substantially all the assets of TCPL or a comparable transaction affecting the TCPL Exchange Preferred Shares, that such holder would have received had its Trust Notes — Series 2022-A been exchanged, pursuant to the Automatic Exchange, for TCPL Exchange Preferred Shares immediately prior to the record date of the capital reorganization, merger or amalgamation or sale of substantially all the assets of TCPL or a comparable transaction affecting the TCPL Exchange Preferred Shares.

If there is a capital reorganization, merger or amalgamation or sale of substantially all the assets of TCPL or a comparable transaction affecting the TCPL Deferral Preferred Shares, the Assignment and Set-Off Agreement will provide that holders of the Trust Notes — Series 2022-A will be entitled to receive, upon a Deferral Event, after the capital reorganization, merger or amalgamation or sale of substantially all the assets of TCPL or a comparable transaction affecting the TCPL Deferral Preferred Shares, the number of TCPL Deferral Preferred Shares or other securities or consideration of TCPL or of a corporation resulting, surviving or continuing from the capital reorganization, merger or amalgamation or sale of substantially all the assets of TCPL or a comparable transaction affecting the TCPL Deferral Preferred Shares, that such holder would have received had the TCPL Deferral Preferred Shares been issued immediately prior to the record date of the capital reorganization, merger or amalgamation or sale of substantially all the assets of TCPL or a comparable transaction affecting the TCPL Deferral Preferred Shares.

Merger, Consolidation, Sale, Lease or Conveyance

The Trust Indenture provides that neither the Trust nor TCPL will merge, amalgamate or consolidate with any other person and will not sell, lease or convey all or substantially all its assets to any person, unless the Trust or TCPL, as applicable, shall be the continuing person, or unless the successor corporation or person that acquires all or substantially all the assets of the Trust or TCPL, as applicable, shall expressly assume all of the covenants to be performed and conditions to be observed by the Trust or TCPL, as applicable, under the Trust Indenture, and unless immediately after such merger, amalgamation, consolidation, sale, lease or conveyance, the Trust or TCPL, as applicable, such person or such successor corporation shall not be in default in the performance of the covenants and conditions of such Trust Indenture to be performed or observed by the Trust or TCPL, as applicable.

If such successor corporation or person that acquires all or substantially all the assets of the Trust or TCPL is organized under the laws of a jurisdiction other than the laws of Canada or any province of territory thereof or the United States, any state thereof or the District of Columbia, such successor corporation or person shall assume the Trust’s or TCPL’s obligations, as the case may be, under the Indenture to pay Additional Amounts, with the name of such successor jurisdiction being included in addition to Canada in each place that Canada appears in “Payment of Additional Amounts” in this prospectus supplement.

Payment of Additional Amounts

All payments made by, or on account of, any obligation of the Trust under, or with respect to, the Trust Notes — Series 2022-A, or by, or on account of, any obligation of TCPL under, or with respect to, its guarantee of the Trust Notes — Series 2022-A, shall be made free and clear of, and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (collectively, “Canadian Taxes”), unless the Trust or TCPL is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If the Trust or TCPL is so required to withhold or deduct any amount for, or on account of, Canadian Taxes from any payment made under, or with respect to, the Trust Notes — Series 2022-A or the guarantee thereof, the Trust or TCPL shall pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of the Trust Notes — Series 2022-A (including Additional Amounts) after such withholding or deduction shall not be less than the amount the holder of the Trust Notes — Series 2022-A would have received if such Canadian Taxes had not been withheld or deducted; provided, however, that no Additional Amounts shall be payable with respect to a payment made to a holder of the Trust Notes — Series 2022-A in respect of a beneficial owner (i) with which the Trust or TCPL does not deal at arm’s length (for purposes of the Tax Act) at the time the amount is paid or payable, (ii) where the payment is in respect of a debt or other obligation to pay an amount to a person with whom the payor is not dealing at arm’s length for the purposes of the Tax Act, (iii) which is subject to such Canadian Taxes by reason of the failure to comply with any certification, identification, information, documentation or other reporting requirement by a holder of the Trust Notes — Series 2022-A if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in, the rate of deduction or withholding of, such Canadian Taxes, (iv) where all or any portion of the amount paid to such holder of the Trust Notes — Series 2022-A is deemed to be a dividend paid to such holder pursuant to subsection 214(16) of the Tax Act, (v) which is subject to such Canadian Taxes by reason of its carrying on business in or being connected with Canada or any province or territory thereof (including, without limitation, by being or having been a national, domiciliary or resident, or treated as a resident, of, or physically present in or having had a permanent establishment in, Canada or any province or territory thereof) otherwise than by the mere acquisition, holding or disposition of Trust Notes — Series 2022-A or the receipt of payments or enforcement of rights thereunder, (vi) in respect of any applicable Canadian Taxes that are payable other than by withholding from payments under or with respect to the Trust Notes — Series 2022-A (other than taxes payable pursuant to Regulation 803 of the Tax Act or any similar successor provision), (vii) in respect of any estate, inheritance, gift, sale, transfer, personal property, excise or similar applicable Canadian Taxes, (viii) if the applicable taxes would not have been imposed but for the presentation of such Trust Notes — Series 2022-A (in cases in which presentation is required) more than 30 days after the later of the date on which the relevant payment became due and payable pursuant to the terms thereof or was made or duly provided for (except to the extent such holder would have been entitled to such Additional Amounts had such Trust Notes — Series 2022-A been presented on the last day of such 30-day period), (ix) in respect of any applicable Canadian Taxes to the extent such Canadian Taxes result from the presentation of any Trust Notes — Series 2022-A for payment (where presentation is required for payment) and the payment can be made without such withholding or deduction by the presentation of the Trust Notes — Series 2022-A for payment by at least one other paying agent, (x) for any taxes imposed pursuant to Sections 1471 through 1474 of the Code (or any amended or successor version of such sections) (“FATCA”), any regulations or other official guidance thereunder, any agreement entered into pursuant to Section 1471(b)(1) of the Code, any intergovernmental agreement entered into between a non-U.S. jurisdiction and the U.S. in connection with FATCA or any law, regulation or other official guidance enacted in any jurisdiction implementing FATCA or (xi) in respect of any combination of applicable taxes referred to in the preceding clauses (i) through (x). The Trust or TCPL shall make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required under applicable law.

If a holder of the Trust Notes — Series 2022-A has received a refund or credit for any Canadian Taxes with respect to which the Trust or TCPL has paid Additional Amounts, such holder of the Trust Notes — Series 2022-A shall pay over such refund to the Trust or TCPL (but only to the extent of such Additional Amounts), net of all out of-pocket expenses of such holder of the Trust Notes — Series 2022-A, together with any interest paid by the relevant tax authority in respect of such refund.

If Additional Amounts are required to be paid as a result of a Tax Event, the Trust may elect to redeem the outstanding Trust Notes — Series 2022-A. See “— Redemption on Rating Event or Tax Event” above.

Amendment, Supplement and Waiver

The Trust Indenture or the Trust Notes — Series 2022-A may be amended and any existing default or event of default or compliance with any provision of the Trust Indenture or the Trust Notes — Series 2022-A may be waived by Extraordinary Resolution; provided that, in any case, without the consent of each holder of the outstanding Trust Notes — Series 2022-A affected thereby, the Trust and the Trustee may not (a) extend the stated maturity of the principal of the Trust Notes — Series 2022-A, (b) reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, (c) reduce any amount payable on redemption thereof, (d) change the place at which or currency in which principal and interest payments are to be made, (e) reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or impair the right to institute suit for the enforcement of any payment on any of the Trust Notes — Series 2022-A when due, or (f) reduce the aforesaid percentage in principal amount of the Trust Notes — Series 2022-A.

Issue of Additional Trust Securities

The Trust may, at any time and from time to time, issue additional Voting Trust Units, Trust Notes or other subordinated notes without the authorization of holders of the Trust Notes — Series 2022-A. In the event that the Trust issues additional series of subordinated notes, the rights, privileges, restrictions and conditions attached to such additional series may vary materially from the Trust Notes — Series 2022-A. In such event, the right of the holders of the Trust Notes — Series 2022-A to receive interest or principal may rank pari passu with the rights of the holders of other subordinated notes.

The Trust may from time to time without notice to, or the consent of, the holders of the Trust Notes — Series 2022-A, create and issue additional Trust Notes — Series 2022-A, equal in rank to the Trust Notes — Series 2022-A in all respects so that the new Trust Notes — Series 2022-A may be consolidated and form a single series with the Trust Notes — Series 2022-A, and have the same terms as to status, redemption and otherwise as the Trust Notes — Series 2022-A.

Governing Law

The Indenture is, and the Trust Notes — Series 2022-A will be, governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Book-Entry Only Form

Upon issuance, the Trust Notes — Series 2022-A will be represented by one or more fully registered global securities (the “Global Securities”) registered in the name of Cede & Co. (the nominee of the Clearing Agency), or such other name as may be requested by an authorized representative of the Clearing Agency. The authorized denominations of each Trust Note — Series 2022-A will be U.S.$1,000 and integral multiples thereof. Accordingly, the Trust Notes — Series 2022-A may be transferred or exchanged only through the Clearing Agency and its participants. Except as described below, owners of beneficial interests in the Global Securities will not be entitled to receive the Trust Notes — Series 2022-A in definitive form.

Beneficial interests in the Trust Notes — Series 2022-A will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Clearing Agency. Holders of the Trust Notes — Series 2022-A may elect to hold interests in the Trust Notes — Series 2022-A in global form through either the Clearing Agency in the U.S. or Clearstream Banking, S.A. (“Clearstream”), or Euroclear Bank SA/NV (“Euroclear”), if they are participants in those systems, or indirectly through organizations which are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Clearing Agency.

Each person owning a beneficial interest in a Global Security must rely on the procedures of the Clearing Agency and, if such person is not a participant, on the procedures of the participant through which such person owns its interest in order to exercise any rights of a holder under the Trust Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security representing the Trust Notes — Series 2022-A.

The following is based on information furnished by the Clearing Agency:

The Clearing Agency is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Clearing Agency holds and provides asset servicing for U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments that Participants deposit with the Clearing Agency. The Clearing Agency also facilitates the post-trade settlement among Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Participants’ accounts. These Participants (“Direct Participants”) include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Clearing Agency is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for the Clearing Agency, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Indirect access to the Clearing Agency’s system is also available to other entities such as banks, brokers, dealers and trust companies (“Indirect Participants”) that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. The rules applicable to the Clearing Agency and its Participants are on file with the SEC.

Purchases of the Trust Notes — Series 2022-A under the Clearing Agency’s system must be made by or through Direct Participants, which will receive a credit for such Trust Notes — Series 2022-A on the Clearing Agency’s records. The ownership interest of each actual purchaser of each Trust Note — Series 2022-A represented by a Global Security (“Beneficial Owner”) is in turn to be recorded on the Direct Participants’ and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from the Clearing Agency of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Security representing the Trust Notes — Series 2022-A are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Security representing the Trust Notes — Series 2022-A will not receive the Trust Notes — Series 2022-A in definitive form representing their ownership interests therein, except in the event that use of the book-entry system for such Trust Notes — Series 2022-A is discontinued.

To facilitate subsequent transfers, the Global Securities representing the Trust Notes — Series 2022-A which are deposited with the Clearing Agency are registered in the name of the Clearing Agency’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Clearing Agency. The deposit of Global Securities with the Clearing Agency and their registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. The Clearing Agency has no knowledge of the actual Beneficial Owners of the Global Securities representing the Trust Notes — Series 2022-A; the Clearing Agency’s records reflect only the identity of the Direct Participants to whose accounts such Trust Notes — Series 2022-A are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the Clearing Agency to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither the Clearing Agency nor Cede & Co. (nor such other nominee of the Clearing Agency) will consent or vote with respect to the Global Securities representing the Trust Notes — Series 2022-A. Under its usual procedures, the Clearing Agency mails an “omnibus proxy” to the Trust as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Trust Notes — Series 2022-A are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

Principal, premium, if any, and interest payments on the Global Securities representing the Trust Notes — Series 2022-A will be made to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Clearing Agency). The Clearing Agency’s practice is to credit Direct Participants’ accounts, upon the Clearing Agency’s receipt of funds and corresponding detailed information from the Trust or the Trustee, on the applicable payment date in accordance with their respective holdings shown on the Clearing Agency’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such Participant and not of the Clearing Agency, the applicable Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Clearing Agency) is the responsibility of the Trust or the applicable Trustee (provided it has received funds from the Trust), disbursement of such payments to Direct Participants shall be the responsibility of the Clearing Agency, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

The Clearing Agency may discontinue providing its services as securities depository with respect to the Trust Notes — Series 2022-A at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Trust Notes — Series 2022-A in definitive form are required to be printed and delivered to each holder.

We may decide to discontinue use of the system of book-entry transfers through the Clearing Agency (or a successor securities depositary). In that event, the Trust Notes — Series 2022-A in definitive form will be printed and delivered.

Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream participants”), and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant, either directly or indirectly.

Distributions with respect to interests in the Trust Notes — Series 2022-A held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the Clearing Agency for Clearstream.

Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear participants”), and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank SA/NV under contract with Euroclear plc, a United Kingdom corporation. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Distributions with respect to the Trust Notes — Series 2022-A held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with Euroclear’s terms and conditions and operating procedures and applicable Belgian law, to the extent received by the U.S. depositary for Euroclear.

The information in this section concerning the Clearing Agency and the Clearing Agency’s book-entry system, Clearstream and Euroclear has been obtained from sources that the Trust believes to be reliable, but is subject to any changes to the arrangements between the Trust and the Clearing Agency and any changes to such procedures that may be instituted unilaterally by the Clearing Agency, Clearstream and Euroclear.

Transfers

Transfers of ownership of the Trust Notes — Series 2022-A will be effected only through records maintained by the Clearing Agency for such Trust Notes — Series 2022-A with respect to interests of Participants and on the records of Participants with respect to interests of persons other than Participants. Holders of the Trust Notes — Series 2022-A who are not Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interests in the Trust Notes — Series 2022-A, may do so only through Participants. The ability of a holder to pledge Trust Notes — Series 2022-A or otherwise take action with respect to such holder’s interest in Trust Notes — Series 2022-A (other than through a Participant) may be limited due to the lack of a physical certificate. See “Risk Factors — Risks Related to the Trust Notes — Series 2022-A — Liquidity of and Dealings in Trust Notes — Series 2022-A” in the prospectus.

Payments and Deliveries

As long as the Clearing Agency is the registered owner of the Trust Notes — Series 2022-A, the Clearing Agency will be considered the sole owner of the Trust Notes — Series 2022-A for the purposes of receiving payments on the Trust Notes — Series 2022-A or the delivery of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares upon the occurrence of an Automatic Exchange or Deferral Event, as applicable. Payments of interest in respect of Trust Notes — Series 2022-A will be made by the Trust to the Clearing Agency as the registered holder of the Trust Notes — Series 2022-A and the Trust understands that such payments will be forwarded by the Clearing Agency to Participants in accordance with the Clearing Agency Procedures. Deliveries of TCPL Exchange Preferred Shares in respect of the exercise or operation of the Automatic Exchange or TCPL Deferral Preferred Shares in connection with a Deferral Event in the limited circumstances described under “— Automatic Exchange” and “— Deferral Right” will be made by TCPL or the Trust, as the case may be, to the Clearing Agency as the registered holder of the Trust Notes — Series 2022-A and TCPL and the Trust understand that such shares will be forwarded by the Clearing Agency to Participants in accordance with the Clearing Agency Procedures. As long as the Trust Notes — Series 2022-A are held in the Clearing Agency book-entry only system, the responsibility and liability of the Trustee and/or TCPL in respect of the Trust Notes — Series 2022-A is limited to making payment of any amount due on the Trust Notes — Series 2022-A and/or making delivery of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares in respect thereof to the Clearing Agency.

The Voting Trust Units

Pursuant to the Declaration of Trust, the Trust may issue an unlimited number of Voting Trust Units. TCPL will at all times own, directly or indirectly, all of the Voting Trust Units. See the prospectus for a description of the rights, privileges, restrictions and conditions attaching to the Voting Trust Units.

Description of TCPL Exchange Preferred Shares and

TCPL Deferral Preferred Shares

The following is a summary of the rights, privileges, restrictions and conditions attaching to the TCPL Exchange Preferred Shares and the TCPL Deferral Preferred Shares. For a complete description of the terms of the TCPL Exchange Preferred Shares and the TCPL Deferral Preferred Shares, prospective investors should refer to the articles and by-laws of TCPL and the actual terms and conditions of the applicable series of TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares.

Issue Price

The TCPL Exchange and Deferral Preferred Shares will have an issue price of U.S.$1,000 per share.

Dividends

Holders of TCPL Exchange and Deferral Preferred Shares will be entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors, subject to the Canada Business Corporations Act, equal to the Perpetual Preferred Share Rate, payable on each quarterly dividend payment date, subject to applicable withholding tax. If the Board of Directors does not declare the dividends, or any part thereof, on the TCPL Exchange and Deferral Preferred Shares on or before the dividend payment date for a particular quarterly period, such dividend or the unpaid part thereof shall be paid on a subsequent date or dates to be determined by the Board of Directors on which TCPL shall have sufficient monies properly available, under the provisions of applicable law and under the provisions of any trust indenture governing bonds, debentures or other securities of TCPL, for the payment of the same.

Redemption of the TCPL Exchange Preferred Shares

The TCPL Exchange Preferred Shares will not be redeemable by TCPL on or prior to the date that is 10 years from the Closing Date. After that date, but subject to the provisions of the Canada Business Corporations Act and the provisions described below under “— Restrictions on Dividends and Retirement of TCPL Exchange Preferred Shares”, TCPL may redeem at any time all, or from time to time any part, of the outstanding TCPL Exchange Preferred Shares, without the consent of the holders, on not more than 60 days and not less than 10 days’ prior notice, by the payment of an amount in cash for each such share so redeemed of U.S.$1,000 per share together with an amount equal to all accrued and unpaid dividends thereon, subject to any applicable withholding tax.

Redemption of the TCPL Deferral Preferred Shares

Subject to the provisions of the Canada Business Corporations Act and the provisions described below under “— Restrictions on Dividends and Retirement of TCPL Deferral Preferred Shares”, TCPL may redeem at any time all, or from time to time any part, of the outstanding TCPL Deferral Preferred Shares, without the consent of the holders, on not more than 60 days and not less than 10 days’ prior notice, by the payment of an amount in cash for each such share so redeemed of U.S.$1,000 per share together with an amount equal to all accrued and unpaid dividends thereon, subject to any applicable withholding tax.

Presentation for Redemption or Sale

A redemption or sale to TCPL of TCPL Exchange Preferred Shares and/or TCPL Deferral Preferred Shares, as applicable, will be effected by the holder transferring such holder’s TCPL Exchange Preferred Shares and/or TCPL Deferral Preferred Shares to be redeemed or sold, as the case may be, to the account of TCPL in the Clearing Agency (or, in the event that the TCPL Exchange Preferred Shares and/or TCPL Deferral Preferred Shares are not then issued in book-entry only form, by depositing with the transfer agent for the TCPL Exchange Preferred Shares and/or TCPL Deferral Preferred Shares, at one of its principal offices, certificates representing such TCPL Exchange Preferred Shares and/or TCPL Deferral Preferred Shares).

Purchase for Cancellation

On or after the date that is ten years after the Closing Date in the case of the TCPL Exchange Preferred Shares, and at any time after the date of issuance of such shares in the case of the TCPL Deferral Preferred Shares, but, in either case, subject to the provisions described below under “— Restrictions on Dividends and Retirement of TCPL Exchange Preferred Shares” and “— Restrictions on Dividends and Retirement of TCPL Deferral Preferred Shares”, respectively, TCPL may purchase for cancellation any TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares in the open market or by tender or private contract at any price, subject to any applicable withholding tax. Any such shares purchased by TCPL shall be cancelled and shall not be reissued.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of TCPL, the holders of the TCPL Exchange and Deferral Preferred Shares shall be entitled to receive U.S.$1,000 per share (less any amount that may have been returned to holders as a return of capital), together with all accrued and unpaid dividends thereon, subject to any applicable withholding tax, before any amount shall be paid or any assets of TCPL distributed to the holders of TCPL Common Shares or any shares ranking junior to the TCPL Exchange and Deferral Preferred Shares. The holders of the TCPL Exchange and Deferral Preferred Shares shall not be entitled to share in any further distribution of the property or assets of TCPL.

Restrictions on Dividends and Retirement of TCPL Exchange Preferred Shares

So long as any of the TCPL Exchange Preferred Shares are outstanding, TCPL will not, without the approval of the holders of the TCPL Exchange Preferred Shares, given as specified below:

(i)	declare any dividend on the TCPL Common Shares or any other shares ranking junior to the TCPL Exchange Preferred Shares (other than stock dividends on shares ranking junior to the TCPL Exchange Preferred Shares); or

(ii)	redeem, purchase or otherwise retire any TCPL Common Shares or any other shares ranking junior to the TCPL Exchange Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the TCPL Exchange Preferred Shares); or

(iii)	redeem, purchase or otherwise retire: (i) less than all the TCPL Exchange Preferred Shares; or (ii) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of TCPL, any other shares ranking on a parity with the TCPL Exchange Preferred Shares;

unless, in each case, all dividends on the TCPL Exchange Preferred Shares and on all other shares ranking prior to or on a parity with the TCPL Exchange Preferred Shares, have been declared and paid or set apart for payment.

Restrictions on Dividends and Retirement of TCPL Deferral Preferred Shares

So long as any of the TCPL Deferral Preferred Shares are outstanding, TCPL shall not, without the approval of the holders of the TCPL Deferral Preferred Shares, given as specified below:

(i)	declare any dividend on the TCPL Common Shares or any other shares ranking junior to the TCPL Deferral Preferred Shares (other than stock dividends on shares ranking junior to the TCPL Deferral Preferred Shares); or

(ii)	redeem, purchase or otherwise retire any TCPL Common Shares or any other shares ranking junior to the TCPL Deferral Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the TCPL Deferral Preferred Shares).

In addition, so long as any of the TCPL Deferral Preferred Shares are outstanding TCPL shall not, without the approval of the holders of the TCPL Deferral Preferred Shares, redeem, repurchase or otherwise retire: (i) less than all of the TCPL Deferral Preferred Shares; or (ii) except pursuant to any purchase obligation, sinking fund, retraction privilege, or mandatory redemption provisions attaching to any series of preferred shares of TCPL, any other shares ranking pari passu with the TCPL Deferral Preferred Shares, unless, in each case, all dividends payable on the TCPL Deferral Preferred Shares, and on all other shares ranking prior to or pari passu with the TCPL Deferral Preferred Shares, have been declared and paid or set apart for payment.

Issue of Additional Series of TCPL Preferred Shares

TCPL may issue other series of TCPL Preferred Shares without the authorization of the holders of the TCPL Exchange and Deferral Preferred Shares, as applicable.

Shareholder Approvals

The approval of any amendments to the rights, privileges, restrictions and conditions attaching to the TCPL Exchange and Deferral Preferred Shares, respectively, may be given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of holders of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares, as applicable, at which at least a majority of the outstanding TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares, as applicable, is represented or, if no quorum is present at such meeting, at a meeting following such adjourned meeting at which no quorum requirement would apply. Pursuant to the Share Exchange Agreement and the Assignment and Set-Off Agreement, TCPL will covenant that for so long as the Trust Notes — Series 2022-A are outstanding no amendment will be made to the rights, privileges, restrictions and conditions of the TCPL Exchange Preferred Shares and the TCPL Deferral Preferred Shares, respectively, (other than any amendments relating to the TCPL Preferred Shares as a class) without the prior approval of the holders of the Trust Notes — Series 2022-A by Extraordinary Resolution.

Voting Rights

The holders of the TCPL Exchange and Deferral Preferred Shares, as applicable, will not be entitled to receive notice of or to attend or to vote at any meeting of the shareholders of TCPL unless and until TCPL shall fail to pay in aggregate six quarterly dividends on the TCPL Exchange and Deferral Preferred Shares, as applicable, whether or not consecutive and whether or not dividends have been declared and whether or not there are any monies of TCPL properly applicable to the payment of dividends. In that event, the holders of the TCPL Exchange and Deferral Preferred Shares, as applicable, will be entitled to receive notice of, and to attend, all meetings of shareholders and will be entitled to one vote for each share held. The voting rights of the holders of the TCPL Exchange and Deferral Preferred Shares shall forthwith cease upon payment by TCPL of all arrears of dividends on any outstanding TCPL Exchange and Deferral Preferred Shares, as applicable, unless and until six quarterly dividends on the TCPL Exchange and Deferral Preferred Shares shall again be in arrears and unpaid.

Tax Election

The TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares will be “taxable preferred shares” as defined in the Tax Act for purposes of the tax under Part IV.1 of the Tax Act. The terms of the TCPL Exchange and Deferral Preferred Shares will require TCPL to make the necessary election under Part VI.1 of the Tax Act so that corporate holders will not be subject to the tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the TCPL Exchange and Deferral Preferred Shares.

Book-Entry Only Form

Unless TCPL elects otherwise, the TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares will be issued in “book-entry only” form and, subject to the limitations applicable to the TCPL Deferral Preferred Shares described under “Description of the Trust Notes — Trust Notes — Series 2022-A — Deferral Right”, may be purchased, held and transferred in substantially the same manner as the Trust Notes — Series 2022-A. See “Description of the Trust Notes — Trust Notes — Series 2022-A — Book-Entry Only Form” in this prospectus supplement.

Description of the 2022 TCPL Sub Notes Series-A

The following is a summary of the terms and conditions attaching to the 2022 TCPL Sub Notes — Series-A. For a complete description of the terms of the 2022 TCPL Sub Notes — Series-A, prospective investors should refer to the actual terms and conditions of the 2022 TCPL Sub Notes — Series-A.

Interest and Maturity

Each 2022 TCPL Sub Notes — Series-A will be dated as of the Closing Date and will mature on March 7, 2082. From the Closing Date until March 7, 2082, TCPL will pay interest on the 2022 TCPL Sub Notes — Series-A in equal semi-annual installments on March 7 and September 7 of each year to the persons in whose names the 2022 TCPL Sub Notes — Series-A are registered at the close of business on the preceding February 21 or August 24, respectively.

From the Closing Date to, but excluding, March 7, 2032, the interest rate on the 2022 TCPL Sub Notes — Series-A will be fixed at 5.850% per annum, payable in arrears. Starting on March 7, 2032, and on each TCPL Sub Notes Interest Reset Date thereafter, the interest rate on the 2022 TCPL Sub Notes — Series-A will reset for the applicable Subsequent Fixed Rate Period to a rate per annum equal to the Five-Year Treasury Rate as of the most recent Interest Reset Determination Date, plus: (a) for the period from, and including, March 7, 2032 to, but excluding, March 7, 2052, 4.236%; and (b) for the period from, and including, March 7, 2052 to, but excluding, March 7, 2082, 4.986%, in each case, payable in arrears.

In addition to the 2022 TCPL Sub Notes — Series-A, the Trust may acquire other assets from time to time. To the extent required from time to time, the Trust will borrow the necessary amount from TCPL under the Credit Facility.

Redemption at the Option of TCPL

TCPL may, at its option, redeem the 2022 TCPL Sub Notes — Series-A in whole at any time or in part from time to time on not less than 10 days nor more than 60 days prior notice to the holder of the 2022 TCPL Sub Notes — Series-A, without the consent of such holder, and upon such conditions as may be specified in the applicable notice of redemption, at a redemption price per U.S.$1,000 principal amount of the 2022 TCPL Sub Notes — Series-A equal to par: (i) from December 7, 2031 to March 7, 2032; and (ii) after March 7, 2032, on any TCPL Sub Note Interest Payment Date or TCPL Sub Note Interest Reset Date, in each case, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. The 2022 TCPL Sub Notes — Series-A redeemed shall be cancelled and shall not be reissued.

If TCPL has redeemed the 2022 TCPL Sub Notes — Series-A, in whole or in part, the Trust will be required to redeem a corresponding principal amount of the Trust Notes — Series 2022-A. It is the intention of the Trust to use the proceeds of redemption received in respect of the 2022 TCPL Sub Notes — Series-A to make payment to the holders of the Trust Notes — Series 2022-A to be redeemed, as required.

Notwithstanding the foregoing, in the event that the Trust elects to redeem the Trust Notes — Series 2022-A as a result of a Rating Event or Tax Event, TCPL shall redeem a corresponding amount of 2022 TCPL Sub Notes — Series-A, at a redemption price per U.S.$1,000 principal amount of 2022 TCPL Sub Notes — Series-A equal to par (in the case of a Tax Event) or par plus U.S.$20 (in the case of a Rating Event), together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Redemption on Tax or Rating Event

TCPL may, at its option, on giving not more than 60 nor less than 10 days notice to the holder of the 2022 TCPL Sub Notes — Series-A, redeem all (but not less than all) of the 2022 TCPL Sub Notes — Series-A upon the occurrence of a Rating Event or Tax Event. The redemption price per U.S.$1,000 principal amount of the 2022 TCPL Sub Notes — Series-A will be equal to par (in the case of a Tax Event) or par plus U.S.$20 (in the case of a Rating Event), together with accrued and unpaid interest to but excluding the date fixed for redemption.

Events of Default

An event of default in respect of the 2022 TCPL Sub Notes — Series-A will occur only if TCPL (i) resolves to wind-up or liquidate or is ordered wound-up or liquidated (other than in respect of certain transactions permitted under the TCPL Sub Note Trust Indenture similar to the transactions described under “Description of the Trust Notes — Merger, Consolidation, Sale, Lease or Conveyance” above, or in the event of any other dissolution of TCPL, by operation of law) or (ii) makes a general assignment for the benefit of its creditors, or otherwise acknowledges its insolvency, becomes insolvent or is declared bankrupt or consents to the institution of bankruptcy or insolvency proceedings against it under any bankruptcy, insolvency or analogous laws or if a custodian, sequestrator, liquidator, receiver, receiver and manager or any other officer with similar powers is appointed in respect of TCPL or of the property of TCPL or any part thereof which is, in the opinion of the trustee under the TCPL Sub Note Trust Indenture, a substantial part thereof.

The event of default provisions of the 2022 TCPL Sub Notes — Series-A described herein are not likely to be relevant to holders of the Trust Notes — Series 2022-A since the Automatic Exchange provisions of the Trust Notes — Series 2022-A will result in the Trust Notes — Series 2022-A being exchanged for the right to be issued TCPL Exchange Preferred Shares effective as of the Exchange Time. Failure by TCPL to make payments or to satisfy its other obligations under the 2022 TCPL Sub Notes — Series-A will not entitle the Trust to accelerate the 2022 TCPL Sub Notes — Series-A.

Priority of the 2022 TCPL Sub Notes — Series-A

The 2022 TCPL Sub Notes — Series-A are junior unsecured subordinated obligations of TCPL. The payment of principal and interest on the 2022 TCPL Sub Notes — Series-A, to the extent provided in the Indenture, will be subordinated in right of payment to the prior payment in full of all present and future TCPL Senior Indebtedness, and will be effectively subordinated to all indebtedness and obligations of TCPL’s subsidiaries. See “Risk Factors — Risks Related to the Trust Notes — Series 2022-A” in this prospectus supplement.

Certain Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, Canadian counsel to the Trust and TCPL, and Norton Rose Fulbright Canada LLP, Canadian counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a beneficial holder of Trust Notes — Series 2022-A who acquires Trust Notes — Series 2022-A under the Offering and who, for purposes of the Tax Act and at all relevant times, (i) is not, and is not deemed to be, resident in Canada, (ii) deals at arm’s length with and is not affiliated with TCPL or the Trust or any of their respective affiliates, (iii) deals at arm’s length with any transferee resident (or deemed to be resident) in Canada to whom the holder disposes of a Trust Note — Series 2022-A, (iv) is not a financial institution, (v) holds Trust Notes — Series 2022-A and any TCPL Exchange and Deferral Preferred Shares as capital property, (vi) is not a "specified non-resident shareholder" of TCPL for purposes of the Tax Act nor a non-resident person not dealing at arm's length with a "specified shareholder" of TCPL for purposes of the "thin capitalization" rules contained in the Tax Act, and (vii) does not use or hold the Trust Notes — Series 2022-A and any TCPL Exchange and Deferral Preferred Shares in a business carried on in Canada (a “Non-Resident Holder”). Generally, Trust Notes — Series 2022-A and TCPL Exchange and Deferral Preferred Shares will be considered to constitute capital property to a Non-Resident Holder provided that the Non-Resident Holder does not hold Trust Notes — Series 2022-A or TCPL Exchange and Deferral Preferred Shares in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Special rules, which are not discussed in this summary, may apply to certain Non-Resident Holders that are (i) insurers carrying on an insurance business in Canada and elsewhere or (ii) an “authorized foreign bank” (as defined in the Tax Act).

This summary assumes that no interest paid on the Trust Notes — Series 2022-A will be in respect of a debt or other obligation to pay an amount to a person with whom the Trust or TCPL does not deal at arm’s length within the meaning of the Tax Act. This summary is based upon the current provisions of the Tax Act and the regulations issued thereunder in force as of the date hereof, and all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and counsel’s understanding of the administrative policies and assessing practices of the CRA published in writing by the CRA and publicly available prior to the date hereof. This summary is not exhaustive of all Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or CRA administrative policies and assessing practices, whether by way of legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign tax considerations, which may differ from the federal tax considerations discussed herein. While this summary assumes that the Tax Proposals will be enacted in the form proposed, no assurance can be given that such proposals will be enacted in their current form, or at all.

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Trust Notes — Series 2022-A, TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares must be determined in Canadian dollars. Any such amount that is expressed or denominated in a currency other than Canadian dollars must be converted into Canadian dollars using the relevant exchange rate determined in accordance with the Tax Act on the relevant day or such other rate of exchange acceptable to the Minister of National Revenue (Canada).

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Non-Resident Holder and no representation with respect to the income tax consequences to any particular Non-Resident Holder is made. Prospective purchasers of Trust Notes — Series 2022-A should consult their own tax advisors with respect to the tax consequences of acquiring, holding and disposing of Trust Notes — Series 2022-A.

Trust Notes — Series 2022-A

Interest on and Disposition of the Trust Notes — Series 2022-A

Under the Tax Act, interest, principal and premium, if any, paid or credited, or deemed to be paid or credited to a Non-Resident Holder on Trust Notes — Series 2022-A, including any interest that is applied on behalf of a Non-Resident Holder to acquire TCPL Deferral Preferred Shares upon a Deferral Event and any interest that is paid to the Non-Resident Holder by the issuance of rights to acquire TCPL Exchange Preferred Shares upon an Automatic Exchange, will be exempt from Canadian non-resident withholding tax. No other taxes on income (including taxable capital gains) will be payable under the Tax Act in respect of the acquisition, holding, redemption or disposition of Trust Notes — Series 2022-A, or the receipt of interest, premium or principal thereon by a Non-Resident Holder solely as a consequence of such acquisition, holding, redemption or disposition of Trust Notes — Series 2022-A.

Rights under Automatic Exchange and Deferral Event Subscription

TCPL and the Exchange Trustee have been advised by Deutsche Bank Securities Inc. and MUFG Securities Americas Inc. that the value to Non-Resident Holders of the rights granted to Non-Resident Holders on the Closing Date under each of the Automatic Exchange and the Deferral Event Subscription is nominal and, therefore, TCPL is of the view that no amount should be allocated to such rights. However, this determination is not binding on the CRA.

Deferral Event

A Non-Resident Holder may acquire TCPL Deferral Preferred Shares upon the occurrence of a Deferral Event. The cost to a Non-Resident Holder of the TCPL Deferral Preferred Share received will be equal to the amount of interest that is applied on behalf of such Non-Resident Holder to acquire such share.

Automatic Exchange

An exchange of Trust Notes — Series 2022-A by a Non-Resident Holder for rights to acquire TCPL Exchange Preferred Shares pursuant to an Automatic Exchange will result in a disposition of such Trust Notes — Series 2022-A for purposes of the Tax Act for proceeds equal to the fair market value of the TCPL Exchange Preferred Shares which the Non-Resident Holder has the right to acquire, not including any amount considered to be interest. A Non-Resident Holder will not generally be subject to tax under the Tax Act in respect of such disposition or the exercise of such rights to acquire TCPL Exchange Preferred Shares. The aggregate cost to a Non-Resident Holder of the TCPL Exchange Preferred Shares ultimately received on an Automatic Exchange will be equal to the fair market value thereof at the time received.

TCPL Exchange and Deferral Preferred Shares

Dividends

A dividend (including a deemed dividend) received on TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares by a Non-Resident Holder will generally be subject to Canadian non-resident withholding tax under the Tax Act at a rate of 25%, subject to any reduction in the rate of such withholding under the provisions of an income tax treaty or convention. For a Non-Resident Holder who is a resident of the United States and qualifies for the benefits of the Canada-United States Tax Convention, the rate of withholding will generally be reduced to 15% or such other applicable rate pursuant to the income tax treaty.

Dispositions

A Non-Resident Holder of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares who disposes of or is deemed to dispose of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares (other than as discussed under “Redemption or Other Acquisition by TCPL”) will not be subject to tax in respect of any capital gain realized on a disposition of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares unless the TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares constitute “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. The TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares will be considered taxable Canadian property if such shares are not listed on a designated stock exchange and, at any time during the 60-month period immediately preceding the disposition, the TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares derived (directly or indirectly) more than 50% of their fair market value from real or immovable property situated in Canada, Canadian resource properties, timber resource properties or options or interests in respect of any such property, all as defined for the purposes of the Tax Act.

If the TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares are considered taxable Canadian property to the Non-Resident Holder, a disposition or deemed disposition of such TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares (other than as discussed under “Redemption or Other Acquisition by TCPL”) will generally give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares to the Non-Resident Holder. Generally, one half of any such capital gain must be included in the Non-Resident Holder’s income for that year and one half of any such capital loss must be deducted against taxable capital gains realized in that year from dispositions of taxable Canadian property. Certain excess allowable capital losses from the dispositions of taxable Canadian property may be claimed in any of the three preceding taxation years or any subsequent taxation year subject to the rules contained in the Tax Act.

An applicable income tax treaty or convention may apply to exempt a Non-Resident Holder from tax under the Tax Act in respect of a disposition of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares, as the case may be, notwithstanding that such shares may constitute taxable Canadian property.

Redemption or Other Acquisition by TCPL

If TCPL redeems for cash or otherwise acquires the TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares, other than by a purchase in the manner in which shares are normally purchased by a member of the public in the open market, the Non-Resident Holder will be deemed to have received a dividend equal to the amount, if any, paid by TCPL in excess of the paid-up capital of such shares for purposes of the Tax Act at such time. Such deemed dividend will be subject to the treatment described above under “Dividends”. The difference between the amount paid and the amount of the deemed dividend will be treated as proceeds of disposition for the purposes of computing the capital gain or capital loss arising on a disposition of such shares. In the case of a corporate shareholder, it is possible that in certain circumstances all or part of the amount so deemed to be a dividend may be treated as proceeds of disposition and not as a dividend.

Certain U.S. Federal Income Tax Considerations

The following is a general discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Trust Notes — Series 2022-A. Except where noted, this discussion only applies to Trust Notes — Series 2022-A that are held as capital assets within the meaning of Section 1221 of the Code, by holders who purchase the Trust Notes — Series 2022-A upon their original issuance at their initial offering price. This discussion does not describe all of the material tax considerations that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, tax-exempt entities, certain former citizens or residents of the United States, dealers and certain traders in securities, persons holding the Trust Notes — Series 2022-A as part of a hedge, straddle or other integrated transaction, persons whose functional currency is not the U.S. dollar, regulated investment companies, real estate investment trusts, U.S. expatriates, persons that mark their securities to market or that purchase or dispose of notes as part of a wash sale. In addition, this discussion does not address the effect of any state, local, foreign or other tax laws or any U.S. federal estate, gift or alternative minimum tax considerations. This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below.

As used in this prospectus supplement, the term “U.S. Holder” means a beneficial owner of Trust Notes — Series 2022-A that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust with respect to which (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) a valid election is in effect under applicable Treasury regulations to be treated as a U.S. person.

The term “Non-U.S. Holder” means a beneficial owner of Trust Notes — Series 2022-A that is not a U.S. Holder or a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Trust Notes — Series 2022-A, the tax treatment of the partnership and its partners will generally depend on the status of the partner and the activities of the partnership and its partners. If you are a partner in a partnership (or other entity that is treated as a partnership for U.S. federal income tax purposes), you are urged to consult your own tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of Trust Notes — Series 2022-A.

U.S. Holders that use an accrual method of accounting for tax purposes generally will be required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements. The application of this rule thus may require the accrual of income earlier than would be the case under the general tax rules described below, although the precise application of this rule is unclear at this time. This rule generally will be effective for tax years beginning after December 31, 2020 or, for debt securities issued with original issue discount, for tax years beginning after December 31, 2021. U.S. Holders that use an accrual method of accounting should consult with their tax advisors regarding the potential applicability of this legislation to their particular situation.

Persons considering the purchase of Trust Notes — Series 2022-A are urged to consult their own tax advisors regarding the U.S. federal income tax considerations relating to the purchase, ownership and disposition of Trust Notes — Series 2022-A in light of their particular circumstances, as well as the effect of any state, local, foreign or other tax laws.

Trust Notes — Series 2022-A

Characterization of the 2022TCPL Sub Notes — Series-A

The characterization of instruments such as the 2022TCPL Sub Notes — Series-A as debt or equity is based on a variety of factors, none of which are determinative. While the Corporation believes that the Trust Notes should be treated as debt and intends to take that position, there is no certainty that the Internal Revenue Service (the “IRS”) or a court will agree with that position. If the Trust Notes were treated as equity then the holders would be treated as owning an interest in the Trust. Because the Trust will be a pass-through for U.S. federal income tax purposes the holders would be allocated income from the property owned by the Trust in lieu of the treatment described below. Thus, the holders would recognize dividend income to the extent that the Trust receives dividends from any TCPL Deferral Preferred Shares or any TCPL Exchange Preferred Shares. The treatment of such dividend income is discussed below.

Interest on the Trust Notes — Series 2022-A

Under applicable Treasury regulations, the possibility that interest on the Trust Notes — Series 2022-A might be deferred could result in the Trust Notes — Series 2022-A being treated as issued with original issue discount (“OID”), notwithstanding that the Trust Notes — Series 2022-A are issued at par, unless the likelihood of such deferral is remote. We believe that the likelihood of interest deferral on the Trust Notes — Series 2022-A is remote within the meaning of the Treasury regulations and therefore that the possibility of such deferral will not result in the Trust Notes — Series 2022-A being treated as issued with OID. Based on the foregoing, we believe that, although the matter is not free from doubt, the Trust Notes — Series 2022-A will not be considered to be issued with OID.

Accordingly, interest paid on the Trust Notes — Series 2022-A will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes. Interest on Trust Notes — Series 2022-A will be treated as arising from foreign sources and will be “passive category” or, in the hands of certain holders, “general category” income for foreign tax credit purposes. The rules relating to foreign tax credits and the timing thereof are complex. U.S. Holders are urged to consult their own tax advisers regarding the availability of a foreign tax credit and the application of the foreign tax credit limitations to their particular circumstances.

However, there can be no assurance that the IRS or a court will agree with this position. If the possibility of interest deferral were determined not to be remote, the Trust Notes — Series 2022-A would be treated as issued with OID at the time of issuance and all stated interest would be treated as OID. In such case, a U.S. Holder would be required to include stated interest in income as it accrues, regardless of its method of accounting, using a constant yield method, and actual cash payments of interest on the Trust Notes — Series 2022-A would not be reported as taxable income.

Further, during any deferral period, the Trust Notes — Series 2022-A will be treated as issued with OID at the time of such deferral and all stated interest due after such deferral will be treated as OID. Consequently, a U.S. Holder of Trust Notes — Series 2022-A would be required to include OID in its gross income in the manner described above even though the Trust would not make any actual cash payments to holders of Trust Notes — Series 2022-A during a deferral period.

Dispositions

Upon the sale, exchange, redemption or retirement of a note, a U.S. Holder will generally recognize gain or loss equal to the difference between the amount realized (less any accrued interest not previously included in the U.S. Holder’s income, which will be taxable as ordinary income) on the sale, exchange, redemption or retirement and such U.S. Holder’s adjusted tax basis in the note. Assuming that we do not exercise our option to require deferral of payment of interest on the Trust Notes — Series 2022-A and that a Deferral Event or Automatic Exchange does not otherwise occur and that the Trust Notes — Series 2022-A are not deemed to be issued with OID, a U.S. Holder’s adjusted tax basis in the Trust Notes — Series 2022-A generally will be its initial purchase price. If the Trust Notes — Series 2022-A are deemed to be issued with OID, a U.S. Holder’s tax basis in the Trust Notes — Series 2022-A generally will be its initial purchase price, increased by OID previously includible in that U.S. Holder’s gross income to the date of disposition and decreased by payments received on the Trust Notes — Series 2022-A since and including the date that the Trust Notes — Series 2022-A were deemed to be issued with OID. That gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the Trust Notes — Series 2022-A have been held for more than one year. A U.S. Holder that is an individual is generally entitled to preferential treatment for net long-term capital gains. The ability of a U.S. Holder to deduct capital losses is limited. Gain or loss recognized by a U.S. Holder on a sale or other disposition of Trust Notes — Series 2022-A generally will be U.S. source gain or loss for foreign tax credit purposes.

Automatic Exchange

The exchange of Trust Notes — Series 2022-A for TCPL Exchange Shares pursuant to the Automatic Exchange should be treated as a tax free recapitalization for U.S. federal income tax purposes. Thus, no income, gain or loss will be recognized on the exchange except to the extent that there is accrued but unpaid interest at the time of the exchange. Any TCPL Exchange Shares will be treated as first being received for the accrued but unpaid interest and the remainder of such U.S. Holder’s TCPL Exchange Shares will be treated as received in exchange for the Trust Notes — Series 2022-A. The holding period for the TCPL Exchange Shares received in the exchange will include the holding period for the Trust Notes — Series 2022-A.

Deferral Note Subscription

The acquisition of Deferral Preferred Shares upon the occurrence of a Deferral Event will be treated as a purchase of the Deferral Preferred Shares for an amount equal to the interest income that was deferred with respect to such Deferral Event.

TCPL Exchange and Deferral Preferred Shares

Dividends

U.S. Holders of TCPL Exchange and Deferral Preferred Shares will include in gross income the gross amount of any distributions paid, before reduction for Canadian withholding taxes, by TCPL out of its current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, as dividend income when the dividend is actually or constructively received by the U.S. Holder. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder’s basis in its TCPL Exchange and Deferral Preferred Shares and thereafter as capital gain.

Currently, dividends paid by a “qualified foreign corporation” to individual U.S. Holders who also meet certain holding period requirements will be taxable at a maximum tax rate of 20%. TCPL expects that it will constitute a qualified foreign corporation for U.S. federal income tax purposes and that distributions it makes to individual U.S. Holders that are treated as dividends for U.S. federal income tax purposes will be treated as qualified dividend income eligible for such reduced maximum rates, provided the applicable holding period requirements are met. If distributions by TCPL do not qualify for this reduced maximum rate, U.S. Holders will be subject to tax on such distributions at ordinary income rates.

Distributions by TCPL that are treated as dividends for U.S. federal income tax purposes generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from certain other corporations. The amount of such distributions included in income of a U.S. Holder of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/U.S. dollar exchange rate on the date such distribution is included in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date such a distribution is included in income to the date such distribution is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss will generally be income from sources within the U.S. for foreign tax credit limitation purposes.

Distributions by TCPL that are treated as dividends for U.S. federal income tax purposes will be income from sources outside the U.S. for foreign tax credit limitation purposes. Depending on the U.S. Holder’s circumstances, such dividends may be “passive category” or “general category” income for foreign tax credit limitation purposes. Subject to certain limitations, Canadian tax withheld with respect to distributions by TCPL to a U.S. Holder of TCPL Deferral Preferred Shares and paid over to Canada will generally be creditable against the U.S. Holder’s U.S. federal income tax liability. As discussed above, withholding of Canadian tax is imposed at a 25% rate (reduced to 15% for recipients that are residents of the U.S. eligible for benefits under the Canada-United States Tax Convention) both on cash and non-cash distributions by TCPL to persons that are not Canadian residents. However, as any non-cash distributions by TCPL generally will not be included in income for U.S. federal income tax purposes, such Canadian tax withholding may exceed a U.S. Holder’s allowable foreign tax credit for the taxable year of the distribution. To the extent a refund of the tax withheld is available to a U.S. Holder under the laws of Canada or under the income tax treaty between the U.S. and Canada, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability, whether or not the refund is actually obtained. The foreign tax credit limitation rules are complex and dependent on the specific factual circumstances particular to each U.S. Holder of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares. Consequently, each U.S. Holder of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares is urged to consult its tax advisor as to the U.S. federal income tax consequences relevant to such U.S. Holder.

Dispositions

A U.S. Holder of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares that sells or otherwise disposes of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares, as applicable, generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the holder’s tax basis, determined in U.S. dollars, in the TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares. Any capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder had a holding period for the TCPL Deferral Preferred Shares of more than one year at the time of the sale or other disposition. Long-term capital gain recognized by an individual generally is subject to a maximum U.S. federal income tax rate of 20%. Other capital gains generally are subject to a maximum U.S. federal income tax rate of 37%. The deductibility of capital losses is subject to limitations. Gain realized by a U.S. Holder from a sale or other disposition of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares will generally be treated as income from U.S. sources for foreign tax credit limitation purposes.

Redemption or Other Acquisition by TCPL

A redemption of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares will be treated under section 302 of the Code as a dividend to the extent of current and accumulated earnings and profits, unless the redemption satisfies the test set forth in section 302(b) of the Code enabling the redemption to be treated as a sale or exchange. The redemption will satisfy this test only if it (1) is “substantially disproportionate,” (2) constitutes a “complete termination of the holder’s stock interest” in TCPL or (3) is “not essentially equivalent to a dividend,” each within the meaning of section 302(b). In determining whether any of these tests are met, shares considered to be owned by the U.S. Person by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of section 302(b) of the Code is satisfied with respect to a particular holder of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares will depend on the facts and circumstances as of the time the determination is made, U.S. Holders are advised to consult their own tax advisors to determine their tax treatment in light of their own particular investment circumstances.

Medicare Tax

A tax of 3.8% generally is imposed on the “net investment income” of certain U.S. Holders that are individuals, trusts and estates. Among other items, net investment income generally includes gross income from interest (including any OID) and dividend as well as net gain attributable to the disposition of certain property, less certain deductions. U.S. Holders are urged to consult their own tax advisors regarding the possible implications of this legislation in their particular circumstances.

Reporting and Backup Withholding

A U.S. Holder that is an exempt recipient will not be subject to information reporting requirements with respect to payments of principal or interest on, and proceeds from the sale, retirement or other taxable disposition of, Trust Notes — Series 2022-A or dividends received with respect to the TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares or proceeds from the disposition of those shares. A U.S. Holder that is not an exempt recipient may be subject to information reporting requirements. Such U.S. Holder can satisfy this requirement by providing the issuer or its paying agent with a duly completed and executed copy of an IRS Form W-9 or a substantially similar form. In general, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. If a U.S. Holder subject to the information reporting requirement fails to provide the Trust or its paying agent with a duly completed and executed copy of an IRS Form W-9 or a substantially similar form, or the information on such form, including the U.S. Holder’s U.S. taxpayer identification number, is incorrect, or the IRS notifies the Trust or its paying agent that the U.S. Holder has failed to report or under-reported payments of interest or dividends, the Trust or its paying agent will be required to withhold a portion of certain payments it makes to the U.S. Holder and pay to the IRS as a backup against the U.S. Holder’s potential U.S. federal income tax liability. Backup withholding is not an additional tax and will be credited against the U.S. Holder’s U.S. federal income tax liability or refunded to the U.S. Holder, provided that the holder timely files a tax return with the IRS. A U.S. Holder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Prospective purchasers are urged to consult their own tax advisers regarding the applicability of the information reporting and backup withholding rules to them.

Tax Return Disclosure Requirements

Certain U.S. Holders that hold “specified foreign financial assets” with an aggregate value in excess of certain thresholds are generally required to attach to their annual returns a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets (and can be subject to substantial penalties for failure to file). The definition of “specified foreign financial assets” includes not only a financial account maintained by a non-U.S. financial institution, such as a financial account in which notes are held, but also, if held for investment and not held in an account maintained by a financial institution, any securities issued by a non-U.S. person, such as the 2022TCPL Sub Notes — Series-A. You may be subject to these reporting requirements with respect to your notes or the account in which your notes are held unless your notes are held in an account at a U.S. financial institution. You are urged to consult your own tax advisors regarding the possible reporting requirements with respect to your investment in the 2022TCPL Sub Notes — Series-A and the penalties for non-compliance.

The above summary is not intended to constitute a complete analysis of all U.S. income tax consequences relating to U.S. Holders of their acquisition, ownership and disposition of the Trust Notes — Series 2022-A. U.S. Holders are urged to consult their own tax advisers concerning the tax consequences to them of the acquisition, ownership and disposition of the Trust Notes — Series 2022-A in light of their particular circumstances under the U.S. federal, state, local, foreign and other laws.

Certain ERISA Matters

Subject to the restrictions described below, the Trust Notes — Series 2022-A may be held by (i) plans that are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or the provisions of Section 4975 of the Code and entities deemed to hold plan assets of the foregoing, such plans and entities referred to herein as “Plans,” and (ii) plans that are subject to provisions under federal, state or other laws, referred to as “Similar Law,” that are substantially similar to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and/or Section 4975 of the Code, such plans referred to herein as “Similar Law Plans.” A fiduciary of any Plan or Similar Law Plan must determine that the purchase and holding of the Trust Notes — Series 2022-A or an interest therein is consistent with its fiduciary duties and will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or a violation under any applicable Similar Law. Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of Plans (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code) and certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. There can be no assurance that any administrative or statutory exemption will be available with respect to any particular transaction involving the Trust Notes — Series 2022-A. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code.

Under a regulation issued by the U.S. Department of Labor, 29 CFR Section 2510.3-101 (as effectively modified by Section 3(42) of ERISA) (the “Regulation”), the assets of the Trust would be treated as plan assets of a Plan for the purposes of ERISA and the Code only if the Plan acquired an “equity interest” in the Trust and none of the exceptions to “plan assets” contained in the Regulation was applicable. An equity interest is defined under the Regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is little guidance on the subject, the Corporation believes that, at the time of their issuance, the Trust Notes — Series 2022-A should be treated as indebtedness of the Trust without substantial equity features for purposes of the Regulation, but there is no certainty that the U.S. Department of Labor or a court would agree with that position. This determination is based upon the traditional debt features of the Trust Notes — Series 2022-A, including the reasonable expectation of purchasers of the Trust Notes — Series 2022-A that the notes will be repaid when due. The debt treatment of the Trust Notes — Series 2022-A for ERISA purposes could change subsequent to their issuance if the Trust incurs losses. In the event of a withdrawal or downgrade to below investment grade of the rating of the Trust Notes — Series 2022-A or a characterization of the Trust Notes — Series 2022-A as other than indebtedness under applicable local law, the subsequent acquisition of the Trust Notes — Series 2022-A or interest therein by a Plan is prohibited.

However, without regard to whether the Trust Notes — Series 2022-A are treated as an equity interest in the Trust for purposes of the Regulation, unless a statutory or administrative exemption is applicable, the purchase and, in certain cases, the holding of securities by a Plan with respect to which (i) we or any of our affiliates or (ii) any underwriter, dealer or agent selling the securities or any of their affiliates is a “party in interest” or “disqualified person” could constitute a prohibited transaction. Accordingly, each purchaser and subsequent transferee of the Trust Notes — Series 2022-A or any interest therein will be deemed to have represented by its purchase and holding thereof that either (i) it is not, and is not acting on behalf of, any Plan or Similar Law Plan or (ii) its purchase, holding, redemption or exchange of the Trust Notes — Series 2022-A or any interest therein will not constitute or result in a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code because such purchaser or holder relied on an available prohibited transaction exemption, all of the conditions of which are satisfied, or is not in violation of any applicable Similar Law. Neither Plans nor Similar Law Plans may acquire the 2022 TCPL Sub Notes — Series-A at any time that the ratings on the Trust Notes — Series 2022-A are below investment grade or the Trust Notes — Series 2022-A have been characterized as other than indebtedness for applicable local law purposes.

The sale of any securities to a Plan or Similar Law Plan is in no respect a representation by us, or by any underwriter, dealer or agent selling the securities, that such an investment meets all of the legal requirements with respect to investments by any particular Plan or Similar Law Plan or that such an investment is appropriate for any particular Plan or Similar Law Plan.

Underwriting

Pursuant to an underwriting agreement (the “Underwriting Agreement”) dated March 2, 2022 between the Trust, TCPL and the Underwriters, for whom Deutsche Bank Securities Inc. and MUFG Securities Americas Inc. are acting as representatives, the Trust has agreed to sell to the Underwriters, and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase from the Trust, as principals, subject to the terms and conditions of the Underwriting Agreement, the following respective principal amounts of Trust Notes — Series 2022-A listed opposite their names below.

Underwriters	Principal Amount of Trust Notes — Series 2022-A
Deutsche Bank Securities Inc.	U.S.$	148,000,000
MUFG Securities Americas Inc.	U.S.$	148,000,000
Citigroup Global Markets Inc.	U.S.$	80,000,000
HSBC Securities (USA) Inc.	U.S.$	80,000,000
J.P. Morgan Securities LLC	U.S.$	80,000,000
SMBC Nikko Securities America, Inc.	U.S.$	80,000,000
BofA Securities, Inc.	U.S.$	52,000,000
Mizuho Securities USA LLC	U.S.$	52,000,000
Barclays Capital Inc.	U.S.$	32,000,000
Truist Securities, Inc.	U.S.$	24,000,000
Wells Fargo Securities, LLC	U.S.$	24,000,000
Total	U.S.$	800,000,000

The Underwriting Agreement provides that, in consideration of the services of the Underwriters in connection with the Offering, the Trust will pay the Underwriters a fee equal to 1% of the principal amount of Trust Notes — Series 2022-A sold pursuant to the Offering, for an aggregate fee payable by the Trust of U.S.$8,000,000. The Underwriters’ fee is payable on the Closing Date. The Offering expenses of the Trust, other than the Underwriting fee, are estimated to be U.S.$2,000,000 and will be paid by the Trust from cash on hand and funds borrowed under the Credit Facility.

The terms of the Offering were established through negotiations between the Trust, TCPL and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated at their discretion, subject to certain conditions, following a suspension of trading on certain stock exchanges, a banking moratorium, an outbreak or escalation of hostilities or a declaration by the U.S. or Canada of a national emergency or war, or other calamity or crisis affecting financial markets such as to make it, in the sole judgment of the representatives of the Underwriters, impractical or inadvisable to proceed with the offering, sale or delivery of the Trust Notes — Series 2022-A as contemplated by this prospectus supplement, and upon the occurrence of certain stated events.

If an Underwriter fails to purchase the Trust Notes — Series 2022-A which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Trust Notes — Series 2022-A, provided that, if the aggregate principal amount of Trust Notes — Series 2022-A not purchased is less than or equal to 10% of the aggregate principal amount of Trust Notes — Series 2022-A agreed to be purchased by the Underwriters, then each of the Underwriters is obligated to purchase severally the aggregate principal amount of Trust Notes — Series 2022-A not taken up, on a pro rata basis or as they may otherwise agree as between themselves. The Underwriters are, however, obligated to take up and pay for all Trust Notes — Series 2022-A if any Trust Notes — Series 2022-A are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and TCPL will indemnify the Underwriters and their respective directors, officers, shareholders, agents and employees against certain liabilities and expenses.

Subscriptions for the Trust Notes — Series 2022-A will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The representatives of the Underwriters have advised the Trust and TCPL that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

This prospectus supplement qualifies the distribution of the Trust Notes — Series 2022-A in each of the provinces and territories of Canada solely for the purpose of registering the Trust Notes — Series 2022-A in the United States pursuant to the multi-jurisdictional disclosure system adopted in the United States and Canada. This prospectus supplement does not qualify the Trust Notes — Series 2022-A for distribution to purchasers in Canada, or to residents of Canada. Each Underwriter has agreed in the Underwriting Agreement that it will only, directly or indirectly, offer, sell or deliver Trust Notes — Series 2022-A in Canada or to residents of Canada pursuant to an available exemption from Canadian prospectus requirements.

Commissions and Discounts

The representatives of the Underwriters have advised the Trust and TCPL that the Underwriters propose to offer the Trust Notes — Series 2022-A to the public initially at the public offering price specified on the cover page of this prospectus supplement and to dealers at a price that represents a concession not in excess of 0.60% of the principal amount of the Trust Notes — Series 2022-A. The Underwriters may allow, and these dealers may re-allow, a concession of not more than 0.40% of the principal amount of the Trust Notes — Series 2022-A to other dealers. After the Underwriters have made a reasonable effort to sell all of the Trust Notes — Series 2022-A offered by this prospectus supplement at the price specified herein, the offering price may be decreased and may be further changed from time to time to an amount not greater than the price specified on the cover page of this prospectus supplement. Thus, the prices paid for Trust Notes — Series 2022-A may vary from purchaser to purchaser and may vary during the period of distribution. In the event the offering price of the Trust Notes — Series 2022-A is reduced, the compensation received by the Underwriters will be decreased by the amount by which the aggregate price paid by the purchasers for the Trust Notes — Series 2022-A is less than the gross proceeds paid by the Underwriters to the Trust for the Trust Notes — Series 2022-A. Any such reduction will therefore not affect the proceeds received by the Trust.

New Issue of Notes

The Trust Notes — Series 2022-A are a new issue of securities with no established trading market. The Trust Notes — Series 2022-A will not be listed on any securities exchange or on any automated dealer quotation system. The Underwriters may make a market in the Trust Notes — Series 2022-A after completion of the Offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Trust Notes — Series 2022-A or that an active public market for the Trust Notes — Series 2022-A will develop. If an active public trading market for the Trust Notes — Series 2022-A does not develop, the market price and liquidity of such Trust Notes —Series 2022-A may be adversely affected.

Price Stabilization and Short Positions

In connection with the Offering, the Underwriters may purchase and sell the Trust Notes — Series 2022-A in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the Underwriters of a greater principal amount of Trust Notes — Series 2022-A than they are required to purchase in the Offering. The Underwriters may close out any short position by purchasing Trust Notes — Series 2022-A in the open market. A short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Trust Notes — Series 2022-A in the open market prior to the completion of the Offering. Stabilizing transactions consist of various bids for or purchases of the Trust Notes — Series 2022-A made by the Underwriters in the open market prior to the completion of the Offering. The Underwriters may also impose a penalty bid, which occurs when a particular Underwriter repays to the other Underwriters a portion of the underwriting commission received by it because the representatives of the Underwriters have repurchased Trust Notes — Series 2022-A sold by or for the account of that Underwriter in stabilizing or short covering transactions. Purchases to cover short positions and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the Trust Notes — Series 2022-A. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Trust Notes — Series 2022-A. As a result, the price of the Trust Notes — Series 2022-A may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over-the-counter market or otherwise. Such transactions, if commenced, may be discontinued at any time.

Relationship Between Us and Certain Underwriters

Certain of the Underwriters and their respective affiliates have, from time to time, performed, and in the future may perform, commercial and investment banking and advisory services for us for which they have received or will receive customary fees and expenses. The Underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

Each of the Underwriters is, directly or indirectly, a subsidiary or an affiliate of a lender (collectively, the “Lenders”) which has extended credit facilities (collectively, the “Facilities”) to TCPL or its subsidiaries and to which TCPL or its subsidiaries are currently indebted. Accordingly, we may be considered to be a “connected issuer” of each of the Underwriters under applicable Canadian securities legislation. As at March 2, 2022, TCPL and its subsidiaries were indebted to the Lenders under the Facilities in the aggregate amount of approximately $5,389.8 million and U.S.$168.9 million. As of the date hereof, TCPL and its subsidiaries are in compliance with all material terms of the agreements governing the Facilities and none of the Lenders has waived any breach by TCPL or its subsidiaries of those agreements since the Facilities were established. The financial position of TCPL has not changed substantially and adversely since the indebtedness under the Facilities was incurred.

As a consequence of their participation in the Offering, the Underwriters will be entitled to share in the underwriting commissions relating to the Offering.

The decision to distribute the Trust Notes — Series 2022-A hereunder and the determination of the terms of the Offering were made through negotiations between the Trust, TCPL and the Underwriters. None of the Lenders has been or will be involved in the decision to offer the Trust Notes — Series 2022-A and none has been or will be involved in the determination of the terms of any distribution of the Trust Notes — Series 2022-A.

Conflicts of Interest

Proceeds from the sale of Trust Notes — Series 2022-A may be used to reduce indebtedness which TCPL or its subsidiaries may have with one or more Lenders which are related to an Underwriter or may be invested in short-term deposits or securities, including of or with the Underwriters or their affiliates. See “Use of Proceeds” in this prospectus supplement. As a result, one or more of such Underwriters or their affiliates may receive more than 5% of the net proceeds from the Offering in the form of the repayment of such indebtedness. Accordingly, the Offering is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, because the conditions of Rule 5121(a)(1)(C) are satisfied.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

The Trust Notes — Series 2022-A are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (a) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Trust Notes — Series 2022-A or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Trust Notes — Series 2022-A or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Each person in a Member State of the EEA who receives any communication in respect of, or who acquires any Trust Notes — Series 2022-A under, the offers to the public contemplated in this prospectus supplement, or to whom the Trust Notes — Series 2022-A are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each Underwriter and us that it and any person on whose behalf it acquires the Trust Notes — Series 2022-A is not a “retail investor” as defined above.

This prospectus supplement has been prepared on the basis that any offer of Trust Notes — Series 2022-A in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Trust Notes — Series 2022-A. Accordingly, any person making or intending to make an offer in that Member State of Trust Notes — Series 2022-A which are the subject of the Offering may only do so to legal entities which are qualified investors as defined in Article 2 of the Prospectus Regulation, provided that no such offer of Trust Notes — Series 2022-A shall require us or any of the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer. Neither we nor the Underwriters have authorised, nor do we or they authorise, the making of any offer of Trust Notes — Series 2022-A to any legal entity which is not a qualified investor as defined in Article 2 of the Prospectus Regulation. Neither we nor the Underwriters have authorised, nor do we or they authorise, the making of any offer of Trust Notes — Series 2022-A through any financial intermediary, other than offers made by the Underwriters, which constitute the final placement of the Trust Notes — Series 2022-A contemplated in this prospectus supplement. This prospectus supplement is not a prospectus for the purposes of the Prospectus Regulation.

Any distributor subject to MiFID II (for the purposes of this paragraph, a “distributor”) subsequently offering, selling or recommending the Trust Notes — Series 2022-A is responsible for undertaking its own target market assessment in respect of the Trust Notes — Series 2022-A and determining the appropriate distribution channels for the purposes of the MiFID II product governance rules under Commission Delegated Directive (EU) 2017/593 (the “Delegated Directive”). Neither we nor any of the Underwriters make any representations or warranties as to a distributor’s compliance with the Delegated Directive.

Notice to Prospective Investors in the United Kingdom

This document is for distribution only to persons who: (a) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (b) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (c) are outside the United Kingdom (the “UK”), or (d) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

The Trust Notes — Series 2022-A are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); (b) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (c) not a qualified investor as defined in Article 2(e) of Regulation (EU) 2017/1129 as it forms part of domestic law (the “UK Prospectus Regulation”) by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Trust Notes — Series 2022-A or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Trust Notes — Series 2022-A or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Each person in the UK who receives any communication in respect of, or who acquires any Trust Notes — Series 2022-A under, the offers contemplated in this prospectus supplement, or to whom the Trust Notes — Series 2022-A are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each Underwriter and us that it and any person on whose behalf it acquires Trust Notes — Series 2022-A is not a “retail investor” (as defined above).

This prospectus supplement has been prepared on the basis that any offer of Trust Notes — Series 2022-A in the UK will be made pursuant to an exemption under the UK Prospectus Regulation and the FSMA from the requirement to publish a prospectus for offers of Trust Notes — Series 2022-A in the UK. Accordingly, any person making or intending to make an offer in the UK of Trust Notes — Series 2022-A which are the subject of the Offering may only do so to legal entities which are qualified investors as defined in Article 2(e) of the UK Prospectus Regulation, provided that no such offer of Trust Notes — Series 2022-A shall require us or any of the Underwriters to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation, in each case in relation to such offer. Neither we nor the Underwriters have authorised, nor do we or they authorise, the making of any offer of Trust Notes — Series 2022-A to any legal entity which is not a qualified investor as defined in Article 2(e) of the UK Prospectus Regulation. Neither we nor the Underwriters have authorised, nor do we or they authorise, the making of any offer of Trust Notes — Series 2022-A through any financial intermediary, other than offers made by the Underwriters, which constitute the final placement of the Trust Notes — Series 2022-A contemplated in this prospectus supplement. This prospectus supplement is not a prospectus for the purposes of the UK Prospectus Regulation. There will be no offer of Trust Notes — Series 2022-A to the public in the UK.

Any distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) (for the purposes of this paragraph, a “distributor”) subsequently offering, selling or recommending the Trust Notes — Series 2022-A is responsible for undertaking its own target market assessment in respect of the Trust Notes — Series 2022-A and determining the appropriate distribution channels. Neither we nor any of the Underwriters make any representations or warranties as to a distributor’s compliance with the UK MiFIR Product Governance Rules.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Trust Notes — Series 2022-A may not be circulated or distributed, nor may the Trust Notes — Series 2022-A be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where Trust Notes — Series 2022-A are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Trust Notes — Series 2022-A under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law. Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of Trust Notes — Series 2022-A, the Trust has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA) that the Trust Notes — Series 2022-A are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the Trust Notes — Series 2022-A. The Trust Notes — Series 2022-A may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act ("FinSA") and no application has or will be made to admit the Trust Notes — Series 2022-A to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the Trust Notes — Series 2022-A constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the Trust Notes — Series 2022-A may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Japan

The Trust Notes — Series 2022-A have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each Underwriter has agreed that it will not offer or sell any Trust Notes — Series 2022-A, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Taiwan

The Trust Notes — Series 2022-A have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”), pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering or sale of the Trust Notes — Series 2022-A in Taiwan.

Notice to Prospective Investors in Australia

No placement document, offering memorandum, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the Offering. This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Trust Notes — Series 2022-A may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Trust Notes — Series 2022-A without disclosure to investors under Chapter 6D of the Corporations Act.

The Trust Notes — Series 2022-A applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the Offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act.

Any person acquiring securities must observe such Australian on-sale restrictions. This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the United Arab Emirates

The Trust Notes — Series 2022-A have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus supplement does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus supplement has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in the Abu Dhabi Global Market

This prospectus supplement is for distribution only to persons who (a) are outside the Abu Dhabi Global Market, or (b) are Authorised Persons or Recognised Bodies (as such terms are defined in the Financial Services and Markets Regulations 2015 (“FSMR”)), or (c) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 18 of FSMR) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons. This document relates to an “Exempt Offer” within the meaning of section 61(3)(a) of the FSMR and Rule 4.3.1 of the Market Rules of the Financial Services Regulatory Authority or otherwise in circumstances which do not require the publication of an “Approved Prospectus” (as defined in section 61(2) of the FSMR).

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is for distribution only to persons who (a) are outside the Dubai International Financial Centre, (b) are Professional Clients (as such term is defined under Rule 2.3.4 of the Conduct of Business Module of the DFSA), or (c) are persons to whom an invitation or inducement to: (a) enter into an agreement in relation to the provision of financial services or (b) exercise any rights conferred by a financial product or acquire, dispose of, underwrite or convert a financial product (within the meaning of Article 41A of the Regulatory Law) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The Trust Notes — Series 2022-A to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Trust Notes — Series 2022-A offered should conduct their own due diligence on the Trust Notes — Series 2022-A. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Korea

The Trust Notes — Series 2022-A have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the Trust Notes — Series 2022-A have been and will be offered in Korea as a private placement under the FSCMA. None of the Trust Notes — Series 2022-A may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The Trust Notes — Series 2022-A have not been listed on any securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the Trust Notes — Series 2022-A shall comply with all applicable regulatory requirements (including, but not limited to, requirements under the FETL) in connection with the purchase of the Trust Notes — Series 2022-A. By the purchase of the Trust Notes — Series 2022-A, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the Trust Notes — Series 2022-A pursuant to the applicable laws and regulations of Korea.

Material Contracts

The material contracts entered into or to be entered into by the Trust and/or TCPL and/or TCE in respect of the Trust Notes — Series 2022-A are as follows:

1.	the Trust Indenture described under “Description of the Trust Notes — Trust Notes — Series 2022-A” in this prospectus supplement;

2.	the Seventh Supplemental Indenture described under “Description of the Trust Notes — Trust Notes — Series 2022-A” in this prospectus supplement;

3.	the Administration Agreement described under “The Trust — The Administrative Agent” in the prospectus;

4.	the Declaration of Trust described under “The Trust” in this prospectus supplement;

5.	the TCPL Sub Note Purchase Agreement;

6.	the TCPL Sub Note Trust Indenture described under “Description of the 2022 TCPL Sub Notes Series-A” in this prospectus supplement;

7.	the Seventh Supplemental Sub Note Indenture;

8.	the Share Exchange Agreement described under “Description of the Trust Notes — Trust Notes — Series 2022-A — Share Exchange Agreement” in this prospectus supplement;

9.	the Assignment and Set-Off Agreement described under “Description of the Trust Notes — Trust Notes — Series 2022-A — Assignment and Set-Off Agreement” in this prospectus supplement;

10.	the Credit Facility described under “The Trust — Liquidity” in the prospectus;

11.	the Subscription Agreements; and

12.	the Underwriting Agreement described under “Underwriting” in this prospectus supplement.

Legal Matters

Certain matters relating to the issue and sale of the Trust Notes — Series 2022-A will be passed upon on behalf of the Trust and TCPL by Blake, Cassels & Graydon LLP, as to matters of Canadian law and by Mayer Brown LLP, as to matters of U.S. law. Mayer Brown LLP will rely upon the opinion of Blake, Cassels & Graydon LLP as to matters of Canadian law. The statements under “Certain U.S. Federal Income Tax Considerations” and “Certain ERISA Matters” are set forth in reliance upon the opinion of Mayer Brown LLP. In addition certain legal matters in connection with the Offering will be passed upon on behalf of the Underwriters by their Canadian legal counsel, Norton Rose Fulbright Canada LLP, as to matters of Canadian law, and by their U.S. legal counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, as to matters relating to U.S. law.

Experts

The audited consolidated financial statements of TCE as of December 31, 2021 and 2020 and for each of the years in the three year period ended December 31, 2021, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2021, have been incorporated by reference in the prospectus and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference in the prospectus and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

Interests of Experts

As at the date of this prospectus supplement, the partners and associates of Blake, Cassels & Graydon LLP, as a group, the partners and associates of Norton Rose Fulbright Canada LLP, as a group, and the partners and associates of Mayer Brown LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Trust, TCPL or TCE. In connection with the audit of TCE’s annual financial statements for the year ended December 31, 2021, KPMG LLP confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to TCE under all relevant U.S. professional and regulatory standards.

Transfer Agent and Registrar and Exchange Trustee

TSX Trust Company will be appointed as transfer agent, registrar, Indenture Trustee and Exchange Trustee in respect of the Trust Notes — Series 2022-A. The Trust Notes — Series 2022-A will be issued in book-entry only form through the Clearing Agency. See “Description of the Trust Notes — Trust Notes — Series 2022-A — Book-Entry Only Form” in this prospectus supplement.

Documents Filed as Part of the Registration Statement

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus supplement forms a part: the documents referred to under “Documents Incorporated by Reference”; consent of KPMG LLP; consent of Blake, Cassels & Graydon LLP; consent of Mayer Brown LLP; consent of Norton Rose Fulbright Canada LLP; powers of attorney from directors and officers of TCPL; and copies of the form of each of the agreements listed under the heading “Material Contracts”.

Enforcement of Civil Liabilities

The Trust is organized and TCPL is incorporated in Canada. Some of the directors and officers of TCPL, and some of the experts named in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, are residents of Canada or otherwise reside outside the U.S., and all or a substantial portion of their assets, and a substantial portion of the assets of TCPL, are located outside the U.S. The Trust and TCPL have appointed an agent for service of process in the U.S., but it may be difficult for holders of the Trust Notes — Series 2022-A who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for holders of the Trust Notes — Series 2022-A who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon the civil liability of the Trust or TCPL and the civil liability of the directors and officers of TCPL and experts under U.S. federal securities laws.

The Trust and TCPL have been advised by their Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Trust and TCPL have also been advised by Blake, Cassels & Graydon LLP, however, that there is real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

The Trust and TCPL filed with the SEC, concurrently with their registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, TCPL and the Trust appointed TransCanada PipeLine USA Ltd. as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Trust or TCPL in a U.S. court arising out of or related to or concerning an offering of securities under this prospectus supplement.

Base Shelf Prospectus

TRANSCANADA TRUST

(a unit trust established under the laws of Ontario)

$2,000,000,000

Trust Notes

guaranteed on a subordinated basis by

TRANSCANADA PIPELINES LIMITED

TransCanada Trust (the “Trust”) is a unit trust established under the laws of Ontario by Computershare Trust Company of Canada (the “Trustee”), as successor trustee to Valiant Trust Company, pursuant to a declaration of trust dated as of September 16, 2014 (the “Declaration of Trust”). The Trust may from time to time offer and issue unsecured, subordinated trust notes (the “Trust Notes”) pursuant to the terms of the Trust Indenture (as defined herein) up to an aggregate initial offering price of $2,000,000,000 or the equivalent in other currencies, based on the applicable exchange rate at the time of offering, at any time during the 25 month period that this short form base shelf prospectus, including any amendments hereto (the “prospectus”), remains valid, as shall be designated by the Trust at the time of offering.

The Trust’s objective is to acquire and hold the Trust Assets (as defined herein), comprised primarily of subordinated notes (the “TCPL Sub Notes”) issued by TransCanada PipeLines Limited (“TCPL”) to the Trust in respect of each series of Trust Notes issued by the Trust, in order to generate funds for payment of the principal, interest, the redemption price and the amount payable on purchase for cancellation, if any, and any other amounts, in respect of its debt securities, including the Trust Notes. The Trust has also issued voting trust units (the “Voting Trust Units”) to TCPL, or subsidiaries of TCPL, and certain series of Trust Notes as outlined in this prospectus and any applicable Prospectus Supplement (as defined herein). TCPL will at all times own, directly or indirectly, all of the Voting Trust Units. See “Description of the Trust Notes and Related Agreements and Securities — The Voting Trust Units”. The Trust may, at any time and from time to time, issue additional Voting Trust Units or subordinated notes of any series, including additional Trust Notes, without the authorization of holders of the Trust Notes. See “Description of the Trust Notes and Related Agreements and Securities — Trust Notes and Related Agreements — Issue of Additional Trust Securities”.

Certain terms of the Trust Notes that are generally consistent across each series of Trust Notes are set forth in this prospectus, and the specific terms of any offering of the Trust Notes will be set forth in one or more shelf prospectus supplements (each, a “Prospectus Supplement”). The Trust Notes of each series shall bear such date or dates and mature on such date or dates, shall bear interest at such rate or rates, may be issued in such denominations, may be redeemable before maturity in such manner, may be payable as to principal, interest and premium, if any, at such place or places, in such currency or currencies, may be guaranteed by other persons, may provide for such sinking fund, conversion rights or obligations, exchange rights or obligations and share purchase rights or obligations, if any, may contain such provisions for the interchange or transfer of Trust Notes of different denominations and forms and may contain such other provisions, not inconsistent with the provisions of the Trust Indenture, as may be expressed in a supplemental indenture to the Trust Indenture providing for the issuance of the Trust Notes of such series and as described in the applicable Prospectus Supplement relating to the offering of such series of Trust Notes.

The Trust is permitted, under the multi-jurisdictional disclosure system adopted by the United States (“U.S.”), to prepare this prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S. Financial statements incorporated by reference herein have been prepared in accordance with U.S. generally accepted accounting principles, which is referred to as “U.S. GAAP”.

You should be aware that the acquisition of the Trust Notes described herein may have tax consequences both in the U.S. and in Canada. Such tax consequences for investors who are residents in, or citizens of, the U.S. may not be described fully herein or in any applicable Prospectus Supplement. You should read the discussion of tax consequences in any applicable Prospectus Supplement, however, this prospectus or any applicable Prospectus Supplement may not fully describe these tax consequences.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Trust and TCPL are formed under the laws of Canada, that some or all of the officers and directors of TCPL may be residents of Canada, that some or all of the experts named in the registration statement may be residents of Canada and that all or a substantial portion of TCPL’s assets and the assets of said persons are located outside of the U.S.

The Trust Notes have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence.

All shelf information permitted under applicable securities laws to be omitted from this prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this prospectus. Each Prospectus Supplement will be incorporated by reference into this prospectus for the purposes of applicable securities laws as of the date of such Prospectus Supplement and only for the purposes of the distribution of the securities to which such Prospectus Supplement pertains.

TCPL will guarantee, on a subordinated basis, the due and punctual payment of the principal amount of and interest on (including interest on any amount in default) the Trust Notes and performance by the Trust of all the Trust’s obligations to the holders of the Trust Notes pursuant to the applicable Share Exchange Agreement (as defined herein) and the applicable Assignment and Set-Off Agreement (as defined herein).

The Trust Notes, including accrued and unpaid interest thereon, will be exchanged automatically (the “Automatic Exchange”), without the consent of the holders thereof, for the right to be issued newly issued TCPL Exchange Preferred Shares (as defined herein) upon the occurrence of an Automatic Exchange Event (as defined herein), which right will be immediately and automatically exercised. Each series of Trust Notes will be exchanged for a specific series of TCPL Exchange Preferred Shares, pursuant to such right, upon the occurrence of an Automatic Exchange Event, and the specific terms of the Automatic Exchange Event and the series of TCPL Exchange Preferred Shares applicable to each series of Trust Notes will be described in the applicable Prospectus Supplement relating to the issuance of such Trust Notes. Following the Automatic Exchange, holders of the Trust Notes immediately prior to the Automatic Exchange will cease to have any claim or entitlement for interest or principal against the Trust or any other rights as holders of the Trust Notes, including under the guarantee by TCPL. Holders of the Trust Notes will individually be bound by the Automatic Exchange, acting through the Exchange Trustee (as defined herein), on the basis contemplated by the applicable Share Exchange Agreement. As the events that give rise to an Automatic Exchange are bankruptcy and related events, it is in the interest of TCPL to ensure that an Automatic Exchange does not occur, although the events that could give rise to an Automatic Exchange, namely the occurrence of an Automatic Exchange Event, may be beyond the control of TCPL. See “Description of the Trust Notes and Related Agreements and Securities — Trust Notes and Related Agreements — Automatic Exchange”, “Description of the Trust Notes and Related Agreements and Securities —TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares” and “Risk Factors”.

The holders of Trust Notes may, in certain prescribed circumstances as described in the applicable Prospectus Supplement relating to the offering of a series of Trust Notes, be deemed to apply interest payable on such Trust Notes to acquire a series of newly-issued TCPL Deferral Preferred Shares (as defined herein) with fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors (as defined herein) pursuant to a Deferral Event Subscription (as defined herein) that occurs automatically in such prescribed circumstances. The specific terms of the Deferral Event Subscription and the series of TCPL Deferral Preferred Shares applicable to each series of Trust Notes, if any, will be described in the applicable Prospectus Supplement relating to the issuance of such Trust Notes. This prospectus also qualifies for distribution the Automatic Exchange, the Deferral Event Subscription and the Subscription Right (as defined herein) in respect of each series of Trust Notes distributed hereunder, as will be specified in the applicable Prospectus Supplement for each such series of Trust Notes.

It is expected that the Trust Assets will be acquired primarily from TCPL and/or its affiliates and shall consist of the TCPL Sub Notes and investments using the proceeds thereof. TCPL is the Administrative Agent (as defined herein) to the Trust. See “The Trust — The Administrative Agent”.

2

The Trust may sell the Trust Notes to or through underwriters or dealers purchasing as principals and may also sell the Trust Notes to one or more purchasers directly or through agents. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Trust Notes will identify each underwriter, dealer, or agent, as the case may be, engaged by the Trust in connection with the offering and sale of Trust Notes, and will set forth the terms of the offering of such Trust Notes, including the method of distribution of such Trust Notes, the proceeds to the Trust, any fees, discounts or other compensation payable to underwriters, dealers, or agents, and any other material terms of the plan of distribution. Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Trust Notes will be a new issue of Trust Notes with no established trading market. The Trust Notes may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Trust Notes may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If the Trust Notes are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for the Trust Notes by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to the Trust. See “Plan of Distribution”.

Subject to applicable securities laws, and unless otherwise specified in the applicable Prospectus Supplement, in connection with any offering of Trust Notes, the underwriters or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Trust Notes at a level above that which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”.

The Trust’s head office is located at 450 - 1 Street S.W., Calgary, Alberta, T2P 5H1.

There is no market through which the Trust Notes which may be offered under this prospectus may be sold and purchasers may not be able to resell any Trust Notes purchased under this prospectus. This may affect the pricing of the Trust Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Trust Notes and the extent of issuer regulation. See “Risk Factors” as well as the “Risk Factors” section of the applicable Prospectus Supplement.

No underwriter, dealer or agent has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

Investing in the securities offered by this prospectus and any applicable Prospectus Supplement involves risks. See “Risk Factors”.

Stéphan Crétier, Randy Limbacher, John E. Lowe, Mary Pat Salomone and Thierry Vandal are directors of TCPL, the Administrative Agent of the Trust, who reside outside of Canada and each of these directors have appointed TCPL as agent for service of process at 450 - 1 Street, S.W., Calgary, AB T2P 5H1. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

The date of this prospectus is February 26, 2021

3

FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference in this prospectus include “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of securities laws, including the “safe harbour” provisions of the Securities Act (Ontario), the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”). The words “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “outlook”, “forecast”, “intend”, “target”, “plan” or similar words are used to identify such forward-looking information. Forward-looking information in this prospectus and in the documents incorporated by reference herein is intended to provide you with information regarding us, including management’s assessment of our future plans and financial outlook. Forward-looking information in this prospectus includes statements under the headings “Use of Proceeds” and “Plan of Distribution”. Forward-looking information in this prospectus and the documents incorporated by reference herein may include, but is not limited to, statements regarding:

•	our financial and operational performance, including the performance of our subsidiaries;
•	expectations about strategies and goals for growth and expansion;
•	expected cash flows and future financing options available to us, including portfolio management;
•	expected dividend growth;
•	expected access to and cost of capital;
•	expected costs and schedules for planned projects, including projects under construction and in development;
•	expected capital expenditures, contractual obligations, commitments and contingent liabilities;
•	expected regulatory processes and outcomes;
•	expected outcomes with respect to legal proceedings, including arbitration and insurance claims;
•	the expected impairment charge for Keystone XL in first quarter 2021;
•	the expected impact of future tax and accounting changes;
•	expected industry, market and economic conditions;
•	the liquidity of the Trust Notes; and
•	the expected impact of COVID-19.

This forward-looking information reflects our beliefs and assumptions based on information available at the time the information was stated and, as such, is not a guarantee of future performance. By its nature, forward looking information is subject to various assumptions, risks and uncertainties which could cause our actual results and achievements to differ materially from the anticipated results or expectations expressed or implied in such information.

Key assumptions on which our forward-looking information is based include, but are not limited to, assumptions about:

•	regulatory decisions and outcomes;
•	planned and unplanned outages and the use of our pipeline, power and storage assets;
•	integrity and reliability of our assets;
•	anticipated construction costs, schedules and completion dates;
•	access to capital markets, including portfolio management;
•	expected industry, market and economic conditions;
•	inflation rates and commodity prices;
•	interest, tax and foreign exchange rates;
•	nature and scope of hedging; and
•	expected impact of COVID-19.

The risks and uncertainties that could cause actual results or events to differ materially from current expectations include, but are not limited to:

•	our ability to successfully implement our strategic priorities and whether they will yield the expected benefits;
•	our ability to implement a capital allocation strategy aligned with maximizing shareholder value;
•	the operating performance of our pipeline, power and storage assets;

•	amount of capacity sold and rates achieved in our pipeline businesses;
•	the amount of capacity payments and revenues from our power generation assets due to plant availability;
•	production levels within supply basins;
•	construction and completion of capital projects;
•	cost and availability of labour, equipment and materials;
•	the availability and market prices of commodities;
•	access to capital markets on competitive terms;
•	interest, tax and foreign exchange rates;
•	performance and credit risk of our counterparties;
•	regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims;
•	our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment and COVID-19;
•	our ability to realize the value of tangible assets and contractual recoveries from impaired assets, including Keystone XL;
•	competition in the businesses in which we operate;
•	unexpected or unusual weather;
•	acts of civil disobedience;
•	cyber security and technological developments;
•	economic conditions in North America as well as globally; and
•	global health crises, such as pandemics and epidemics, including COVID-19 and the unexpected impacts related thereto.

Additional information on these and other factors is discussed in this prospectus and the documents incorporated by reference herein including in the 2020 MD&A (as defined herein) under the headings “Natural Gas Pipelines — Business Risks”, “Liquids Pipelines — Business Risks”, “Power and Storage — Business Risks” and “Other Information — Enterprise Risk Management”, and in the Annual Information Form (as defined herein) under the heading “Risk Factors”, as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in this prospectus.

Readers are cautioned against placing undue reliance on forward-looking information, which is given as of the date it is expressed in this prospectus or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. We undertake no obligation to publicly update or revise any forward-looking information in this prospectus or otherwise, whether as a result of new information, future events or otherwise, except as required by law.

DOCUMENTS INCORPORATED BY REFERENCE

Pursuant to the Decision (as defined herein), the Trust and TCPL are not subject to certain continuous disclosure requirements, provided, among other things, that TCE (as defined herein), the company which owns all of the outstanding common shares of TCPL, complies with its continuous disclosure requirements, including filing its own continuous disclosure documents. The Decision further permits TCPL and the Trust to incorporate by reference in this short form prospectus all information or documents that would be required to be incorporated by reference in a short form prospectus filed by TCE. See “The Trust — Certain Continuous Disclosure Requirements”.

Accordingly, the documents of TCE listed below are incorporated by reference in this prospectus, which were filed with the securities commission or other similar authority in each of the provinces and territories of Canada and the SEC in U.S.:

(a)	annual information form of TCE for the year ended December 31, 2020 dated February 17, 2021 (the “Annual Information Form”);

(b)	management information circular of TCE dated February 27, 2020 for the annual meeting of shareholders held on May 1, 2020;

(c)	audited comparative consolidated financial statements of TCE as at December 31, 2020 and 2019 and for each of the years in the three-year period ended December 31, 2020, the notes thereto and the auditors’ report thereon; and

(d)	management’s discussion and analysis of financial condition and results of operations of TCE as at and for the year ended December 31, 2020 (the “2020 MD&A”).

Any documents of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and management’s discussion and analysis relating thereto, all material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports disclosing additional or updated information subsequently filed by TCE, TCPL or the Trust with securities regulatory authorities in Canada after the date of this prospectus and prior to the date on which this prospectus ceases to be effective shall be deemed to be incorporated by reference into this prospectus. These documents will be available through the internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com. In addition, any similar documents filed by TCE with the SEC in TCE’s periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus, shall be deemed to be incorporated by reference into the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such reports. TCE’s periodic reports on Form 6-K and TCE’s annual reports on Form 40-F are available on the SEC’s Electronic Data Gathering and Retrieval (“EDGAR”) system website at www.sec.gov.

Any statement contained in this prospectus or in a document incorporated, or deemed to be incorporated, by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.

Upon a new annual information form and related annual audited comparative consolidated financial statements and accompanying management’s discussion and analysis being filed by TCE with the applicable securities regulatory authorities during the term of this prospectus, the previous annual information form, the previous annual audited comparative consolidated financial statements and accompanying management’s discussion and analysis, all interim comparative condensed consolidated financial statements and accompanying management’s discussion and analysis and all material change reports filed by the Trust, TCPL or TCE prior to the commencement of the financial year of TCE in which the new annual information form and the related annual audited comparative consolidated financial statements and accompanying management’s discussion and analysis are filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Trust Notes hereunder. Upon interim comparative condensed consolidated financial statements and the accompanying management’s discussion and analysis being filed by TCE with the applicable securities regulatory authorities during the term of this prospectus, all interim comparative condensed consolidated financial statements and accompanying management’s discussion and analysis filed prior to the filing of the new interim comparative condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Trust Notes hereunder. Upon a new information circular relating to an annual general meeting of TCE’s shareholders being filed by TCE with the applicable securities regulatory authorities during the term of this prospectus, the information circular for the preceding annual general meeting of TCE’s shareholders shall no longer be deemed to be incorporated by reference into this prospectus for purposes of future offers of Trust Notes hereunder. In addition, upon a new annual information form being filed by TCE with the applicable securities regulatory authorities during the term of this prospectus for which the related annual comparative consolidated financial statements include at least nine months of financial results of an acquired business for which a business acquisition report was filed by TCE and incorporated by reference into this prospectus, such business acquisition report shall no longer be deemed to be incorporated into this prospectus for the purpose of future offers and sales of Trust Notes hereunder.

One or more Prospectus Supplements containing the specific variable terms of an offering of Trust Notes will be delivered to purchasers of such Trust Notes together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such Prospectus Supplement(s) solely for the purposes of the offering of Trust Notes thereunder.

Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) pertaining to a distribution of Trust Notes will be filed on SEDAR. In the event that such “marketing materials” are filed subsequent to the date of the filing of the applicable Prospectus Supplement(s) pertaining to the distribution of the Trust Notes that such “marketing materials” relate to and prior to the termination of such distribution, such filed versions of the “marketing materials” will be deemed to be incorporated by reference into the applicable Prospectus Supplement(s) for the purposes of the distribution of the Trust Notes to which the Prospectus Supplement(s) pertain.

We will provide without charge to each person to whom this prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to TC Energy Corporation, 450 — 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1, Attention: Corporate Secretary, telephone number (403) 920-2000.

You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable Prospectus Supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. The Trust is not making an offer of the Trust Notes in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

ABOUT THIS PROSPECTUS

In this prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to “dollars” or “$” are to lawful currency of Canada, and references to “U.S. dollars” or “U.S.$” are to lawful currency of the U.S. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus has been prepared in accordance with U.S. GAAP.

One or more Prospectus Supplements containing the specific variable terms of an offering of the Trust Notes will be prepared and delivered to purchasers of such Trust Notes together with this prospectus. Each Prospectus Supplement will be deemed to be incorporated by reference into this prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Trust Notes offered thereunder.

Except on the cover page and under “Description of the Trust Notes and Related Agreements and Securities”, and unless the context otherwise requires, all references in this prospectus and any Prospectus Supplement to “we”, “us”, “our” or “TCE” shall mean TC Energy Corporation and its subsidiaries, partnership interests and joint venture investments, including TCPL and the Trust.

WHERE TO FIND MORE INFORMATION

TCPL and the Trust have filed with the SEC, under the Securities Act, a registration statement on Form F-10 relating to the Trust Notes. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Under the registration statement, we may, from time to time, sell any combination of the Trust Notes described in this prospectus in one or more offerings up to an aggregate principal amount of $2,000,000,000. Each time the Trust sells Trust Notes under the registration statement, we will provide one or more Prospectus Supplements that will contain specific information about the terms of that offering. A Prospectus Supplement may also add, update or change information contained in this prospectus.

The Trust Notes will be guaranteed by TCPL on a subordinated basis as described herein and TCE is the sole shareholder of TCPL. Subject to the exemptive relief in the Decision, we file annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or similar regulatory authority in each of the provinces and territories of Canada and with the SEC. Under the multi-jurisdictional disclosure system adopted by the U.S., documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. Prospective investors may read and download any public document that we have filed with the securities commission or similar regulatory authority in each of the provinces and territories of Canada on SEDAR at www.sedar.com. Additionally, prospective investors may read and download the documents we have filed with the SEC on EDGAR at www.sec.gov.

GLOSSARY

In this prospectus, unless the context otherwise requires:

Administration Agreement means the agreement between the Trust and TCPL pursuant to which TCPL, or any successor thereto, serves as Administrative Agent to the Trust.

Administrative Agent means TCPL, or any successor thereto, in its capacity as administrative agent to the Trust pursuant to the Administration Agreement.

Assignment and Set-Off Agreement means the agreement to be entered into, in respect of each series of Trust Notes, among the Trust, TCE, TCPL and the Indenture Trustee, as bare trustee and nominee on behalf of the holders of the applicable series of Trust Notes, pursuant to which, among other things, the Deferral Event Subscription is granted.

Automatic Exchange means the automatic exchange of each series of Trust Notes for the right to be issued newly issued TCPL Exchange Preferred Shares upon the occurrence of an Automatic Exchange Event.

Automatic Exchange Event means an event giving rise to the Automatic Exchange, being, unless otherwise specified in a Prospectus Supplement relating to a specific series of Trust Notes, the occurrence of any one of the following: (i) the making by TCE or TCPL of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada); (ii) any proceeding instituted by TCE or TCPL seeking to adjudicate it a bankrupt or insolvent or seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy, insolvency or reorganization, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for TCE or TCPL or any substantial part of its property and assets in circumstances where TCE or TCPL, as applicable, is adjudged a bankrupt or insolvent; (iii) a receiver, interim receiver, trustee or other similar official is appointed over TCE or TCPL or for any substantial part of its property and assets by a court of competent jurisdiction in circumstances where TCE or TCPL, as applicable, is adjudged a bankrupt or insolvent; or (iv) any proceeding is instituted against TCE or TCPL seeking to adjudicate it a bankrupt or insolvent or seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy, insolvency or reorganization, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for TCE or TCPL or any substantial part of its property and assets in circumstances where TCE or TCPL, as applicable, is adjudged a bankrupt or insolvent, and either such proceeding has not been stayed or dismissed within 60 days of the institution of any such proceeding or the actions sought in such proceedings occur (including the entry of an order for relief against TCE or TCPL or the appointment of a receiver, interim receiver, trustee, or other similar official for it or for any substantial part of its property and assets).

Board of Directors means the board of directors of TCPL.

Credit Facility means the U.S.$50,000,000 unsecured credit facility, dated May 19, 2015, between TCPL and the Trust.

Decision means the decision, Re TransCanada Corporation, 2019 ABASC 1, dated January 3, 2019 granted by the Alberta Securities Commission (as principal regulator) and the Ontario Securities Commission pursuant to National Policy 11-203 Process for Exemptive Relief Applications in Multiple Jurisdictions.

Declaration of Trust means the declaration of trust made by the Trustee dated September 16, 2014 to establish the Trust, as amended and restated from time to time.

Deferral Event Subscription means the right and obligation of TCPL to issue TCPL Deferral Preferred Shares, and the corresponding right and obligation of holders of the applicable series of Trust Notes, pursuant to the applicable Assignment and Set-Off Agreement, to subscribe for TCPL Deferral Preferred Shares, in each case, using interest paid on the Trust Notes or the right to receive a payment of interest on the Trust Notes.

Dividend Stopper Undertaking means the undertaking of TCE and TCPL, pursuant to the applicable Assignment and Set-Off Agreement, that they will not declare dividends on their respective outstanding preferred shares or, if no such preferred shares are outstanding, their respective common shares, in certain circumstances relating to a Deferral Event Subscription in respect of a series of Trust Notes.

Exchange Time means the time at which the Automatic Exchange will be effective, being 8:00 a.m. (Eastern time) on the date that an Automatic Exchange Event occurs.

Exchange Trustee means AST Trust Company (Canada) which will act as trustee for the holders of the Trust Notes, pursuant to a Share Exchange Agreement or such other successor trustee as may be appointed from time to time pursuant to a Share Exchange Agreement.

Extraordinary Resolution means (i) the written consent of holders of not less than a majority of the aggregate principal amount of the applicable series of Trust Notes; or (ii) an extraordinary resolution proposed at a meeting of holders of an applicable series of Trust Notes where holders of not less than a majority of the aggregate principal amount of such Trust Notes are represented in person or by proxy (or a lesser amount of holders if such meeting has been dissolved and reconvened due to failure to achieve quorum in the manner specified in the Trust Indenture) and passed by the favourable votes of such holders of the Trust Notes representing not less than 662/3% of the aggregate principal amount of the Trust Notes represented at the meeting.

Indenture Trustee means AST Trust Company (Canada), acting as trustee for the holders of the Trust Notes pursuant to the Trust Indenture or such other successor trustee as may be appointed from time to time pursuant to the Trust Indenture.

Issuer Senior Indebtedness means obligations (other than non-recourse obligations, trust notes issued under the Trust Indenture or any other obligations specifically designated as being subordinate in right of payment to Issuer Senior Indebtedness) of, or guaranteed or assumed by, the Trust for borrowed money or evidenced by bonds, debentures or notes or obligations of the Trust for or in respect of bankers’ acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the foregoing) or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation.

SEC means the United States Securities and Exchange Commission.

Securities Act means the United States Securities Act of 1933, as amended.

Share Exchange Agreement means the share exchange agreement to be entered into in respect of each series of Trust Notes among the Trust, TCPL and the Exchange Trustee providing for, among other things, the respective rights and obligations of the Trust, TCPL and the holders of the applicable series of Trust Notes with respect to the automatic exchange of such Trust Notes for rights to be issued TCPL Exchange Preferred Shares upon an Automatic Exchange.

Subscription Agreements means the agreements entered into on December 15, 2014 and May 19, 2015 between TCPL and the Trust pursuant to which TCPL directly or indirectly subscribed for Voting Trust Units.

Subscription Right means the right granted by TCPL to the Trust pursuant to the applicable Share Exchange Agreement to subscribe for TCPL Exchange Preferred Shares for the sole benefit of the holders of the Trust Notes of a particular series so as to enable the Trust to redeem the Trust Notes of such series, if any, remaining outstanding and that are not owned by TCPL or an affiliate of TCPL following an Automatic Exchange Event in exchange for TCPL Exchange Preferred Shares.

Tax Act means the Income Tax Act (Canada).

TCE means TC Energy Corporation, a corporation existing under the Canada Business Corporations Act.

TCPL means TransCanada PipeLines Limited, a corporation existing under the Canada Business Corporations Act.

TCPL Common Shares means the common shares of TCPL.

TCPL Deferral Preferred Shares means shares of the applicable series of first preferred shares of TCPL, as authorized by the Board of Directors, to be issued to holders of the Trust Notes in respect of the Deferral Event Subscription.

TCPL Exchange and Deferral Preferred Shares means, collectively, the TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares.

TCPL Exchange Preferred Shares means shares of the applicable series of first preferred shares of TCPL, as authorized by the Board of Directors, to be issued by TCPL following an Automatic Exchange under the Share Exchange Agreement.

TCPL Preferred Shares means the preferred shares of TCPL (including the TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares).

TCPL Senior Indebtedness means obligations (other than non-recourse obligations, the TCPL Sub Notes or any other obligations specifically designated as being subordinate in right of payment to TCPL Senior Indebtedness) of, or guaranteed or assumed by, TCPL for borrowed money or evidenced by bonds, debentures or notes or obligations of TCPL for or in respect of bankers’ acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the forgoing) or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation.

TCPL Sub Note Trust Indenture means the trust indenture entered into between TCPL and Computershare Trust Company of Canada on May 20, 2015 providing for the issuance of the TCPL Sub Notes, as amended, restated or supplemented from time to time.

TCPL Sub Notes means the junior subordinated unsecured notes issued by TCPL from time to time to the Trust pursuant to the TCPL Sub Note Trust Indenture in order to generate funds for payment of the principal, interest, the redemption price and the amount payable on purchase for cancellation, if any, and any other amounts, in respect of the Trust’s debt securities, including the Trust Notes.

Trust means TransCanada Trust, the issuer of the Trust Notes.

Trust Assets means the TCPL Sub Notes and any other cash, securities and other property held by the Trustee on behalf of the Trust from time to time.

Trust Indenture means the trust indenture entered into on May 20, 2015 between the Trust and the Indenture Trustee, providing for the issuance of debt securities by the Trust as amended, restated or supplemented from time to time.

Trust Notes — Series 2015—A means the Trust Notes— Series 2015-A in the principal amount of U.S.$750,000,000 previously issued by the Trust.

Trust Notes — Series 2016—A means the Trust Notes— Series 2016-A in the principal amount of U.S.$1,200,000,000 previously issued by the Trust.

Trust Notes — Series 2017—A means the Trust Notes— Series 2017-A in the principal amount of U.S.$1,500,000,000 previously issued by the Trust.

Trust Notes — Series 2017-B means the Trust Notes — Series 2017-B in the principal amount of $1,500,000,000 previously issued by the Trust.

Trust Notes — Series 2019-A means the Trust Notes — Series 2019-A in the principal amount of U.S.$1,100,000,000 previously issued by the Trust.

Trustee means Computershare Trust Company of Canada, as successor trustee to Valiant Trust Company, as trustee of the Trust or such other successor trustee as may be appointed from time to time pursuant to the Declaration of Trust.

Voting Trust Units mean the voting trust units issued by the Trust to TCPL or affiliates of TCPL.

THE TRUST

General

The Trust is a unit trust established under the laws of Ontario by the Trustee pursuant to the Declaration of Trust on September 16, 2014. The Trust has been formed for the purpose of issuing debt securities, including the Trust Notes, and acquiring and holding the Trust Assets in order to generate funds for payment of principal, interest, the redemption price and the amounts payable on purchase for cancellation, if any, and any other amounts, in respect of its debt securities, including the Trust Notes.

The Trust’s head office is located at 450 — 1 Street S.W., Calgary, Alberta, T2P 5H1.

The Trust is not a trust company and does not carry on business as a trust company and, accordingly, the Trust is not registered under the trust company legislation of any jurisdiction. The Trust Notes are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that act or any other legislation.

Activities of the Trust

The Trust’s objective is to acquire and hold the Trust Assets that will generate funds for payment of principal, interest, the redemption price and the amounts payable on purchase for cancellation, if any, and any other amounts, in respect of its debt securities, including the Trust Notes. The Trust Assets primarily consist of the TCPL Sub Notes. Each TCPL Sub Note is a junior subordinated unsecured obligation of TCPL. It is anticipated that the Trust will subscribe for and purchase additional TCPL Sub Notes in respect of each issuance of Trust Notes as will be described in the applicable Prospectus Supplement relating to each issuance of Trust Notes. See “Use of Proceeds”. The Trust may also acquire and hold other assets, including money, debt obligations and contractual rights in respect of the activities and operations of the Trust from time to time.

Conflicts of Interest

Due to the nature of the Trust’s relationship with TCPL and its affiliates, it is possible that conflicts of interest will arise with respect to certain transactions, including the Trust’s acquisition of Trust Assets from TCPL and/or its affiliates. It is the Trust’s policy that the terms of any financial dealings with TCPL or any of its affiliates will be consistent with those available from third parties.

Conflicts of interest between the Trust and TCPL and its affiliates may also arise in connection with actions taken by TCPL, as direct or indirect holder of the Voting Trust Units. It is intended that any agreements and transactions between the Trust, on the one hand, and TCPL and its affiliates, on the other hand, including the Administration Agreement, the Assignment and Set-Off Agreement and the Share Exchange Agreement, will be fair to the parties and consistent with market terms for such types of transactions. However, there can be no assurance that any such agreement or transaction will be on terms as favourable to the Trust as would have been obtained from unaffiliated third parties.

The Administrative Agent

The Trustee has entered into the Administration Agreement with TCPL, pursuant to which the Trustee has delegated to TCPL certain of its obligations in relation to the administration of the Trust. TCPL, in its role as Administrative Agent will, at the request of the Trustee, administer the day-to-day operations of the Trust and perform such other matters as may be requested by the Trustee from time to time. The Administrative Agent may, from time to time, delegate or sub-contract all or a portion of its obligations under the Administration Agreement to one or more of its qualified affiliates. The Administrative Agent will not, in connection with the delegation or sub-contracting of any of such obligations, be discharged or relieved in any respect from its obligations under the Administration Agreement. The Administrative Agent will be entitled to receive an annual administration fee.

The Administration Agreement has an initial 10-year term and will be automatically renewed each year thereafter subject to the right of the Trustee to replace the Administrative Agent and/or terminate the Administration Agreement at any time upon written notice if performance of the Administrative Agent’s duties is not permitted by law; the Administrative Agent ceases to be resident in Canada for purposes of the Tax Act; the Trustee is directed to do so by holders of Voting Trust Units; or upon the occurrence of one or more events generally related to the failure of the Administrative Agent to perform its obligations under the Administration Agreement in a proper and timely manner which is not remedied within 90 days of notice.

Liquidity

The Trust will only borrow funds from TCPL or its affiliates pursuant to the Credit Facility and will use borrowed funds only for the purposes of ensuring liquidity in the normal course of the Trust’s activities and to facilitate the payment by the Trust of its expenses.

Certain Continuous Disclosure Requirements

The Trust is a reporting issuer in all of the provinces and territories of Canada where such concept exists. As such, the Trust is required, among other things, to make continuous disclosure filings with applicable Canadian securities regulatory authorities; however, the Trust relies on exemptions provided for in the Decision that allow it to rely on TCE’s interim unaudited and annual audited financial statements, annual information form, management information circular and other continuous disclosure documents required to be filed by TCE from time to time. So long as these exemptions are applicable, the Trust will not be required to file interim unaudited and annual audited financial statements, including management’s discussion and analysis of the financial condition and results of operation of the Trust, interim and annual certificates signed by the chief executive officer and chief financial officer, an information circular or an annual information form of the Trust, and holders of the Trust Notes will not receive such financial statements and other continuous disclosure documents of the Trust. It is expected, however, that the Trust will remain subject to the requirement to file material change reports in the event of any material change in the affairs of the Trust. The Trust will also file these documents with the SEC on EDGAR until such time as it is eligible to cease reporting with the SEC.

TC ENERGY CORPORATION AND TCPL

TCE was incorporated pursuant to the provisions of the Canada Business Corporations Act on February 25, 2003 in connection with a plan of arrangement which established TCE as the parent company of TCPL. All of the outstanding common shares of TCPL are owned by TCE.

TCE and TCPL operate in three core businesses — Natural Gas Pipelines, Liquids Pipelines and Power and Storage. In order to provide information that is aligned with how management decisions about our businesses are made and how performance of our businesses is assessed, our results are reflected in five operating segments: Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines, Mexico Natural Gas Pipelines, Liquids Pipelines and Power and Storage. We also have a Corporate segment consisting of corporate and administrative functions that provide governance, financing and other support to our business segments.

TCE’s principal subsidiaries as of December 31, 2020 are indicated in the diagram under the heading “TC Energy Corporation — Intercorporate Relationships” in the Annual Information Form.

CONSOLIDATING SUMMARY FINANCIAL INFORMATION

Pursuant to the Decision, TCPL is exempt from filing its own annual and interim financial statements and incorporates TCE’s annual and interim financial statements into this prospectus.

The table below contains selected summary financial information as at and for the years ended December 31, 2020 and 2019 for (i) TCE, (ii) TCPL, (iii) TCPL’s subsidiaries, other than the Trust, on a combined basis, (iv) consolidating adjustments and (v) TCE and all of its subsidiaries on a consolidated basis, and (vi) the Trust. This summary financial information should be read in conjunction with TCE’s audited comparative consolidated financial statements as at December 31, 2020 and 2019 and for each of the years in the three-year period ended December 31, 2020, the notes thereto and the auditors’ report thereon, which are incorporated by reference in this prospectus.

As at and for the years ended December 31, 2020 and 2019(1)

(in billions of Canadian dollars, except	TCE(2)		TCPL(2)		Subsidiaries of TCPL other than the Trust(3)		Consolidating adjustments(4)		TCE (consolidated)(5)		The Trust(6) (millions of Canadian dollars)
the Trust)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Revenues	—	—	1.9	1.7	15.3	16.5	(4.2)	(4.9)	13.0	13.3	428.1	364.5
Net income/(loss) attributable to common shares or trust units interests	4.5	4.0	4.6	4.0	4.2	3.8	(8.8)	(7.8)	4.5	4.0	19.3	15.5
Current assets	4.7	4.7	0.6	0.3	9.0	9.3	(9.1)	(6.6)	5.2	7.7	126.5	124.8
Non-current assets	29.2	28.5	91.8	90.3	143.8	121.7	(169.7)	(148.9)	95.1	91.6	7,302.8	7,397.9
Current liabilities	0.8	0.8	15.9	16.0	7.7	4.7	(12.4)	(8.6)	12.0	12.9	120.5	118.8
Non-current liabilities	—	—	47.3	46.1	92.5	80.6	(85.0)	(72.7)	54.8	54.0	7,302.8	7,397.9

(1)	The consolidating summary financial information presented in this table is unaudited and does not give effect to any transactions subsequent to the dates shown. TCE’s independent auditors have not performed a review of this consolidating summary financial information.

(2)	TCE and TCPL are each presented on the basis of accounting for investments in all its subsidiaries using the equity method.

(3)	These columns account for the consolidated direct subsidiaries of TCPL, other than the Trust, on a combined basis.

(4)	These columns include the necessary amounts to eliminate the intercompany balances and transactions between TCE, TCPL and its direct subsidiaries and other adjustments.

(5)	TCE (consolidated) is presented in accordance with U.S. GAAP.

(6)	The Trust’s financial results are not included in TCE (consolidated) financial statements under U.S. GAAP.

CAPITALIZATION OF THE TRUST

The following table sets forth the capitalization of the Trust as of the date of this prospectus.

	Outstanding as at February 25, 2021 (in thousands of U.S. dollars)
Trust Notes — Series 2019-A	U.S.$	1,100,000
Trust Notes — Series 2017-B(1)	1,197,150
Trust Notes — Series 2017-A	1,500,000
Trust Notes — Series 2016-A	1,200,000
Trust Notes — Series 2015-A	750,000
Voting Trust Units	5,001
Original Settlement Amount	1
Trust Capital	U.S.$	5,752,152

(1)	Converting applicable Canadian dollar amounts into U.S. dollars based on the inverse of the Bank of Canada daily average exchange rate on February 25, 2021 of U.S. $0.7981 per Cdn.$1.00.

EARNINGS COVERAGE

Information regarding earnings coverage ratios will be provided in the applicable Prospectus Supplement relating to an offering of the Trust Notes.

USE OF PROCEEDS

Unless otherwise indicated in a Prospectus Supplement relating to the offering of a particular series of the Trust Notes, the gross proceeds to the Trust from the offering of a series of Trust Notes will be used to acquire TCPL Sub Notes from TCPL, and TCPL, in turn, intends to use the proceeds from the issue of TCPL Sub Notes to reduce or repay indebtedness and/or to, directly or indirectly, finance our long-term investment program. The net proceeds cannot be estimated as the amount thereof will depend on the extent to which the Trust Notes are issued during the 25 month period that this prospectus, including any amendments hereto, remains valid. Specific information about the use of net proceeds will be set forth in the applicable Prospectus Supplement. TCPL may invest funds which it does not immediately require in short-term marketable investment grade securities. The Trust may, from time to time, issue Trust Notes other than pursuant to this prospectus.

DESCRIPTION OF THE TRUST NOTES AND RELATED AGREEMENTS AND SECURITIES

As used in this section, the term “TCPL” means TransCanada PipeLines Limited, and does not include the affiliates or subsidiaries of TransCanada PipeLines Limited through which particular business operations are conducted. In addition, the term “Trust” means TransCanada Trust, and does not include the affiliates of TransCanada Trust. The following description sets forth the general terms and provisions of the securities qualified for distribution pursuant to this prospectus, with the exception of certain terms and provisions which may be omitted from this prospectus pursuant to National Instrument 44-102 - Shelf Distributions. The Trust will provide the particular terms and provisions of a series of Trust Notes and the other related agreements and securities, including the Share Exchange Agreement and the Assignment and Set-Off Agreement to be entered into with respect of each such series of Trust Notes, and a description of how the general terms and provisions described below may apply thereto in the applicable Prospectus Supplement.

Trust Notes and Related Agreements

The following is a summary of the rights, privileges, restrictions, obligations and conditions attaching to the Trust Notes and certain provisions of the Trust Indenture and related agreements to be entered into with respect to each series of Trust Notes issued pursuant to this prospectus that are generally consistent across each series of Trust Notes. The statements made in this prospectus relating to the Trust Notes and related agreements are summaries of certain anticipated provisions thereof. The Prospectus Supplement filed in respect of an offering of Trust Notes will describe the material terms of such Trust Notes and related agreements. For a complete description of the terms of any Trust Notes, prospective investors should also refer to the Trust Indenture and these related agreements. A copy of the Trust Indenture and such related agreements may be inspected during normal business hours at the principal office of the Administrative Agent in Calgary, Alberta, during the course of the distribution of the Trust Notes. Additionally, a copy of the Trust Indenture and such related agreements is available, or will be available following the completion of an offering of each series of Trust Notes pursuant to this prospectus, as applicable, on SEDAR at www.sedar.com.

The Trust Notes will be issued pursuant to the terms of the Trust Indenture and will be subordinated obligations of the Trust. Holders of the Trust Notes shall have no recourse to the assets of the Trustee in connection with any payments in respect of the Trust Notes. The Trust Indenture provides that the Trust Notes may be issued in one or more series subject to the conditions set forth in the Trust Indenture. The Trust Notes of each series shall bear such date or dates and mature on such date or dates, shall bear interest at such rate or rates, may be issued in such denominations, may be redeemable before maturity in such manner, may be payable as to principal, interest and premium, if any, at such place or places, in such currency or currencies, may be guaranteed by other persons, may provide for such sinking fund, conversion rights or obligations, exchange rights or obligations and share purchase rights or obligations, if any, may contain such provisions for the interchange or transfer of Trust Notes of different denominations and forms and may contain such other provisions, not inconsistent with the provisions of the Trust Indenture, as may be expressed in a supplemental indenture to the Trust Indenture providing for the issuance of the Trust Notes of such series and as described in the applicable Prospectus Supplement relating to the offering of such series of Trust Notes. The Trust Notes issued hereunder will be offered and sold during the 25 months from the date the receipt was issued for this prospectus.

Automatic Exchange

The Trust Notes, including accrued and unpaid interest thereon, will be exchanged automatically, without the consent of the holders thereof, for the right to be issued newly issued TCPL Exchange Preferred Shares upon the occurrence of an Automatic Exchange Event, which right will be immediately and automatically exercised. Each series of Trust Notes will be exchanged for a specific series of TCPL Exchange Preferred Shares, pursuant to such right, upon the occurrence of an Automatic Exchange Event, and the specific terms of the Automatic Exchange and the series of TCPL Exchange Preferred Shares applicable to each series of Trust Notes will be described in the applicable Prospectus Supplement relating to the issuance of such Trust Notes. Following the Automatic Exchange, holders of the Trust Notes immediately prior to the Automatic Exchange will cease to have any claim or entitlement for interest or principal against the Trust or any other rights as holders of the Trust Notes, including under the guarantee by TCPL. Holders of the Trust Notes will individually be bound by the Automatic Exchange, acting through the Exchange Trustee, on the basis contemplated by the applicable Share Exchange Agreement. As the events that give rise to an Automatic Exchange are bankruptcy and related events, it is in the interest of TCPL to ensure that an Automatic Exchange does not occur, although the events that could give rise to an Automatic Exchange, namely the occurrence of an Automatic Exchange Event, may be beyond the control of TCPL.

If, following the occurrence of an Automatic Exchange Event, for any reason, any Trust Notes remain outstanding and not owned by TCPL or an affiliate of TCPL, the Trust will redeem such Trust Notes for consideration consisting of TCPL Exchange Preferred Shares, in accordance with the Subscription Right and the specific terms of each series of Trust Notes then outstanding as described in the applicable Prospectus Supplement relating to the offering of each such applicable series of Trust Notes. Each holder of Trust Notes so redeemed shall automatically cease to be a holder thereof and all rights of such holder as a debtholder of the Trust will automatically cease and such person shall therefrom be entitled only to the right to be issued TCPL Exchange Preferred Shares. It shall not be necessary for the Trust, in such circumstances, to provide any prior written notice of redemption to holders of the Trust Notes. The Trust will acquire the TCPL Exchange Preferred Shares required by it for purposes of such redemption, if any, from TCPL pursuant to the Subscription Right.

Deferral Right

The holders of Trust Notes may, in certain prescribed circumstances as described in the applicable Prospectus Supplement relating to the offering of a series of Trust Notes, be deemed to apply interest payable on such Trust Notes to acquire a series of newly-issued TCPL Deferral Preferred Shares with fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors, pursuant to the Deferral Event Subscription that occurs automatically in such prescribed circumstances. The specific terms of the Deferral Event Subscription and the series of TCPL Deferral Preferred Shares applicable to each series of Trust Notes, if any, will be described in the applicable Prospectus Supplement relating to the offering of such Trust Notes.

The issuance of TCPL Deferral Preferred Shares upon the occurrence of any of the circumstances noted above will be effected pursuant to the applicable Assignment and Set-Off Agreement.

Redemption Rights

The redemption provisions applicable to a particular series of Trust Notes will be described in the applicable Prospectus Supplement relating to the offering of such Trust Notes.

Purchase for Cancellation

The Trust Notes may be purchased, in whole or in part, by the Trust, at the direction of TCPL, in the open market or by tender or private contract. Trust Notes purchased by the Trust shall be cancelled and shall not be reissued. The purchase price payable by the Trust will be paid in cash. It is anticipated that the purchase price would be par or slightly below par.

Subordination

The Trust Notes will be direct unsecured subordinated obligations of the Trust. The payment of principal and interest on the Trust Notes, will be subordinated in right of payment to the prior payment in full of all present and future Issuer Senior Indebtedness, and will be effectively subordinated to all indebtedness and obligations of any subsidiaries of the Trust.

The subordination provisions of the Trust Notes as described herein are not likely to be relevant to the holders of the Trust Notes in their capacity as creditors of the Trust since, upon the occurrence of an Automatic Exchange Event, the Automatic Exchange provisions of the Trust Notes will result in the Trust Notes being automatically exchanged for the right to be issued TCPL Exchange Preferred Shares effective as of the Exchange Time. See “Risk Factors — Risks Related to the Trust Notes”.

Events of Default

An event of default in respect of the Trust Notes will occur only if the Trust or TCPL (i) resolves to wind-up or liquidate or is ordered wound-up or liquidated (other than in respect of a transaction of the kind permitted under “— Merger, Consolidation, Sale, Lease or Conveyance” below or in the event of any other dissolution of it, by operation of law) or (ii) makes a general assignment for the benefit of its creditors, or otherwise acknowledges its insolvency, becomes insolvent or is declared bankrupt or consents to the institution of bankruptcy or insolvency proceedings against it under any bankruptcy, insolvency or analogous laws or if a custodian, sequestrator, liquidator, receiver, receiver and manager or any other officer with similar powers is appointed in respect of it or of its property or any part thereof which is, in the opinion of the Indenture Trustee, a substantial part thereof.

The event of default provisions of the Trust Notes described herein are not likely to be relevant to holders of the Trust Notes in their capacity as creditors of the Trust since the Automatic Exchange provisions of the Trust Notes will result in the Trust Notes being exchanged for the right to be issued TCPL Exchange Preferred Shares effective as of the Exchange Time. See “— Automatic Exchange” and “Risk Factors”.

If an event of default has occurred and is continuing, and the Trust Notes have not already been automatically exchanged for the right to be issued TCPL Exchange Preferred Shares, the Indenture Trustee may, in its discretion and shall upon the request of holders of not less than one-quarter of the principal amount of a particular series of Trust Notes then outstanding under the Trust Indenture, declare the principal of and interest on all outstanding Trust Notes of such series to be immediately due and payable. There will be no right of acceleration in the case of a default in the performance of any covenant of the Trust or TCPL in the Trust Indenture, although a legal action could be brought to enforce such covenant.

Rights on Termination of the Trust

The Trust may only be terminated with the approval of the holder of the Voting Trust Units and may only be terminated if no Trust Notes are outstanding or if all Trust Notes are held by TCPL or any of its affiliates. The holders of the Trust Notes will not be entitled to initiate proceedings for the termination of the Trust.

TCPL will not approve the termination of the Trust unless the Trust has sufficient funds to pay the redemption price of the Trust Notes.

Guarantee by TCPL

TCPL will guarantee, on a subordinated basis, the due and punctual payment of the principal amount of and interest on (including, in case of default, interest on any amount in default) the Trust Notes and performance by the Trust of all the Trust’s obligations to the holders of the Trust Notes pursuant to the applicable Share Exchange Agreements and the applicable Assignment and Set-Off Agreements. The payment of principal and interest under TCPL’s guarantee of the Trust Notes, to the extent provided in the Trust Indenture, will be subordinated in right of payment to the prior payment in full of all present and future TCPL Senior Indebtedness, and will be effectively subordinated to all indebtedness and obligations of TCPL’s subsidiaries.

Additional TCPL Covenants

In addition to the Dividend Stopper Undertaking, TCPL will covenant for the benefit of the holders of the Trust Notes of each series, pursuant to the applicable Share Exchange Agreements or the applicable Assignment and Set-Off Agreements, as the case may be, that:

(i)	all of the outstanding Voting Trust Units will be held at all times, directly or indirectly, by TCPL;

(ii)	as long as any Trust Notes of such series are outstanding and held by any person other than TCPL or an affiliate of TCPL, TCPL will not take any action to cause the termination of the Trust;

(iii)	TCPL will not create or issue any TCPL Preferred Shares which, in the event of insolvency or winding-up of TCPL, would rank in right of payment in priority to the TCPL Exchange Preferred Shares or the TCPL Deferral Preferred Shares;

(iv)	TCPL will not assign or otherwise transfer its obligations under the applicable Share Exchange Agreement or the applicable Assignment and Set-Off Agreement, except in the case of a merger, consolidation, amalgamation or reorganization or a sale of substantially all of the assets of TCPL;

(v)	if such series of Trust Notes have not been exchanged for rights to be issued the applicable series of TCPL Exchange Preferred Shares following the Automatic Exchange, TCPL will not, without the approval by Extraordinary Resolution of the holders of such series of Trust Notes, amend, delete or vary any terms attaching to such series of TCPL Exchange Preferred Shares other than amendments, deletions or variations which do not negatively impact future holders of such series of TCPL Exchange Preferred Shares and amendments that relate to the preferred shares of TCPL as a class; and

(vi)	prior to the issuance of any TCPL Deferral Preferred Shares relating to such series of Trust Notes, TCPL will not, without the approval by Extraordinary Resolution of the holders of such series of Trust Notes, amend, delete or vary any terms attaching to such TCPL Deferral Preferred Shares other than amendments, deletions or variations which do not negatively impact future holders of such TCPL Deferral Preferred Shares and amendments that relate to the preferred shares of TCPL as a class.

Issue of TCPL Exchange and Deferral Preferred Shares in Connection with Automatic Exchange and Deferral Event Subscription

All corporate action necessary to authorize TCPL to issue the applicable TCPL Exchange and Deferral Preferred Shares pursuant to the terms of a series of Trust Notes will be completed prior to the closing of the offering of each such series of Trust Notes.

Share Exchange Agreement

On closing of each series of Trust Notes, TCPL, the Trust and the Exchange Trustee, as trustee for the holders of such series of Trust Notes, will enter into a Share Exchange Agreement providing for the grant of certain rights and obligations relating to the Automatic Exchange applicable to the particular series of Trust Notes. Pursuant to each Share Exchange Agreement, TCPL will grant to the Exchange Trustee for the benefit of the holders of the applicable series of Trust Notes the right to exchange such Trust Notes for the right to be issued TCPL Exchange Preferred Shares upon an Automatic Exchange and the Exchange Trustee on behalf of the holders of such series of Trust Notes will grant to TCPL the right to exchange such Trust Notes for the right to be issued TCPL Exchange Preferred Shares upon an Automatic Exchange. Holders of the Trust Notes will individually be bound by the Automatic Exchange, acting through the Exchange Trustee, on the basis contemplated by the applicable Share Exchange Agreement. Pursuant to the applicable Share Exchange Agreement, TCPL will covenant to take or refrain from taking certain actions so as to ensure that holders of the applicable series of Trust Notes will receive the benefit of the Automatic Exchange, including obtaining the approval by Extraordinary Resolution of holders of such series of Trust Notes to any amendment to the provisions of the applicable series of TCPL Exchange Preferred Shares (other than any amendments relating to the TCPL Preferred Shares as a class). See “— Additional TCPL Covenants” above.

Assignment and Set-Off Agreement

At the closing of the applicable offering of each series of Trust Notes, TCPL, TCE, the Trust and the Indenture Trustee, as bare trustee and nominee for and on behalf of the holders of such series of Trust Notes, will enter into an Assignment and Set-Off Agreement providing for, among other things, the Dividend Stopper Undertaking and the grant of certain rights and obligations relating to the Deferral Event Subscription.

Capital Reorganizations and Amalgamations

If there is a capital reorganization, merger or amalgamation or sale of substantially all the assets of TCPL or a comparable transaction affecting the TCPL Exchange Preferred Shares, the applicable Share Exchange Agreement will provide that holders of the applicable series of Trust Notes will be entitled to receive, pursuant to the Automatic Exchange provisions, after the capital reorganization, merger or amalgamation or sale of substantially all the assets of TCPL or a comparable transaction affecting the TCPL Exchange Preferred Shares, the number of TCPL Exchange Preferred Shares or other securities or consideration of TCPL or of a corporation resulting, surviving or continuing from the capital reorganization, merger or amalgamation or sale of substantially all the assets of TCPL or a comparable transaction affecting the TCPL Exchange Preferred Shares, that such holder would have received had such series of Trust Notes been exchanged, pursuant to the Automatic Exchange, for TCPL Exchange Preferred Shares immediately prior to the record date of the capital reorganization, merger or amalgamation or sale of substantially all the assets of TCPL or a comparable transaction affecting the TCPL Exchange Preferred Shares.

If there is a capital reorganization, merger or amalgamation or sale of substantially all the assets of TCPL or a comparable transaction affecting the TCPL Deferral Preferred Shares, the applicable Assignment and Set-Off Agreement will provide that holders of the applicable series of Trust Notes will be entitled to receive, pursuant to the Deferral Event Subscription, after the capital reorganization, merger or amalgamation or sale of substantially all the assets of TCPL or a comparable transaction affecting the TCPL Deferral Preferred Shares, the number of TCPL Deferral Preferred Shares or other securities or consideration of TCPL or of a corporation resulting, surviving or continuing from the capital reorganization, merger or amalgamation or sale of substantially all the assets of TCPL or a comparable transaction affecting the TCPL Deferral Preferred Shares, that such holder would have received had the TCPL Deferral Preferred Shares been issued immediately prior to the record date of the capital reorganization, merger or amalgamation or sale of substantially all the assets of TCPL or a comparable transaction affecting the TCPL Deferral Preferred Shares.

Merger, Consolidation, Sale, Lease or Conveyance

The Trust Indenture provides that neither the Trust nor TCPL will merge, amalgamate or consolidate with any other person and will not sell, lease or convey all or substantially all its assets to any person, unless the Trust or TCPL, as applicable, shall be the continuing person, or unless the successor corporation or person that acquires all or substantially all the assets of the Trust or TCPL, as applicable, shall expressly assume all of the covenants to be performed and conditions to be observed by the Trust or TCPL, as applicable, under the Trust Indenture, and unless immediately after such merger, amalgamation, consolidation, sale, lease or conveyance, the Trust or TCPL, as applicable, such person or such successor corporation shall not be in default in the performance of the covenants and conditions of such Trust Indenture to be performed or observed by the Trust or TCPL, as applicable.

Withholding Tax

The Trust or TCPL may deduct or withhold (or such amount shall be deducted or withheld in accordance with the customary practice and procedures of the Trustee) from any payment to any holder of Trust Notes, including any payment made by TCPL under the guarantee, amounts required to be deducted by law from such holder’s payment and shall remit such amounts to the relevant tax authority in the manner and within the time required by law.

Amendment, Supplement and Waiver

The Trust Indenture or a series of Trust Notes may be amended and any existing default or event of default or compliance with any provision of the Trust Indenture or the applicable series of Trust Notes may be waived by Extraordinary Resolution; provided that, in any case, without the consent of each holder of the outstanding Trust Notes affected thereby, the Trust and the Trustee may not (a) extend the stated maturity of the principal of the Trust Notes, (b) reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, (c) reduce any amount payable on redemption thereof, (d) change the place at which or currency in which principal and interest payments are to be made, (e) reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or impair the right to institute suit for the enforcement of any payment on any of the Trust Notes when due, or (f) reduce the aforesaid percentage in principal amount of the Trust Notes.

Issue of Additional Trust Securities

The Trust may, at any time and from time to time, issue additional Voting Trust Units, Trust Notes or other subordinated notes without the authorization of holders of the Trust Notes then outstanding. In the event that the Trust issues additional series of subordinated notes, the rights, privileges, restrictions and conditions attached to such additional series may vary materially from the Trust Notes. In such event, the right of the holders of the Trust Notes to receive interest or principal will rank pari passu with the rights of the holders of other subordinated notes.

Governing Law

The Trust Indenture and the Trust Notes will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Book-Entry Only Form

Upon issuance, each series of Trust Notes will be represented by one or more fully registered global securities registered in the name of a depository, as will be described in the applicable Prospectus Supplement relating to the offering of such series of Trust Notes.

The Voting Trust Units

Pursuant to the Declaration of Trust, the Trust may issue an unlimited number of Voting Trust Units. TCPL will at all times own, directly or indirectly, all of the Voting Trust Units. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Voting Trust Units. The statements made in this prospectus relating to the Voting Trust Units are summaries of the material provisions thereof. For a complete description of the terms of the Voting Trust Units, prospective investors should also refer to the Declaration of Trust.

Voting Rights

The Declaration of Trust provides that a holder of Voting Trust Units is entitled to vote in respect of, among other things: (i) the termination of the Trust; (ii) the removal and replacement of the Trustee; and (iii) the removal and replacement of the Administrative Agent.

Distributions

TCPL or affiliates of TCPL, as holders of the Voting Trust Units, shall be entitled to receive the net distributable funds on all assets of the Trust, if any, of the Trust remaining after discharge of the obligations of the Trust to creditors, including the holders of the Trust Notes.

Redemption, Repurchase

The Trust, with the consent of the holder of the Voting Trust Units, may redeem all or part of the Voting Trust Units at any time but will not redeem all of the Voting Trust Units unless there are no Trust Notes outstanding and held by any person other than TCPL or any of its affiliates. In addition, TCPL may require the Trust to repurchase at any time all, or from time to time part, of the Voting Trust Units but TCPL may not require the Trust to repurchase all of the Voting Trust Units unless there are no Trust Notes outstanding and held by any person other than TCPL or any of its affiliates.

Rights on Termination of the Trust

In the event of a termination of the Trust, after the discharge of the obligations of the Trust to creditors, TCPL and/or its affiliates, as holders of the Voting Trust Units, will be entitled to the remaining property of the Trust.

TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares

The following is a summary of the rights, privileges, restrictions and conditions attaching to the TCPL Exchange Preferred Shares and the TCPL Deferral Preferred Shares generally as classes of first preferred shares of TCPL (collectively, the “TCPL Exchange and Deferral Preferred Shares”). The specific rights, privileges, restrictions and conditions attaching to each series of TCPL Exchange and Deferral Preferred Shares relating to a particular series of Trust Notes, if any, will be described in the applicable Prospectus Supplement relating to the issuance of such series of Trust Notes. The statements made in this prospectus relating to the TCPL Exchange Preferred Shares and the TCPL Deferral Preferred Shares are summaries of certain anticipated provisions thereof. The Prospectus Supplement filed in respect of an offering of Trust Notes will describe the material terms of such TCPL Exchange Preferred Shares and the TCPL Deferral Preferred Shares. For a complete description of the terms of the TCPL Exchange Preferred Shares and the TCPL Deferral Preferred Shares, prospective investors should also refer to the articles and by-laws of TCPL and the actual terms and conditions of the applicable series of TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares.

Dividends

Holders of TCPL Exchange and Deferral Preferred Shares will be entitled to receive fixed cumulative preferential cash dividends pursuant to the rights, privileges, restrictions and conditions attaching to such series of TCPL Exchange and Deferral Preferred Shares, if, as and when declared by the Board of Directors, subject to the Canada Business Corporations Act, subject to applicable withholding tax. If the Board of Directors does not declare the dividends, or any part thereof, on the TCPL Exchange and Deferral Preferred Shares on or before the dividend payment date for a particular period, such dividend or the unpaid part thereof shall be paid on a subsequent date or dates to be determined by the Board of Directors on which TCPL shall have sufficient monies properly available, under the provisions of applicable law and under the provisions of any trust indenture governing bonds, debentures or other securities of TCPL, for the payment of the same. Given the circumstances in which TCPL Exchange Preferred Shares (following an Automatic Exchange which occurs in the context of bankruptcy and related events) and TCPL Deferral Preferred Shares would be issued, it may be unlikely that the Board of Directors would be permitted to declare or pay dividends under the foregoing limitations.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of TCPL, the holders of the TCPL Exchange and Deferral Preferred Shares shall be entitled to receive an amount equal to the paid-up capital per share, which will be equal to the issue price per share (less any amount that may have been returned to holders as a return of capital), together with all accrued and unpaid dividends thereon, subject to any applicable withholding tax, before any amount shall be paid or any assets of TCPL distributed to the holders of TCPL Common Shares or any shares ranking junior to the TCPL Exchange and Deferral Preferred Shares. The holders of the TCPL Exchange and Deferral Preferred Shares shall not be entitled to share in any further distribution of the property or assets of TCPL.

Voting Rights

The holders of the TCPL Exchange and Deferral Preferred Shares, as applicable, will not be entitled to receive notice of or to attend or to vote at any meeting of the shareholders of TCPL except as provided in the specific rights, privileges, restrictions and conditions attaching to such shares and as described in the applicable Prospectus Supplement.

Redemption Rights

The redemption provisions applicable to a particular series of TCPL Exchange and Deferral Preferred Shares will be described in the applicable Prospectus Supplement relating to the issuance of the related series of Trust Notes.

PRIOR SALES

No Trust Notes have been sold or issued during the twelve-month period preceding the date of this prospectus.

PLAN OF DISTRIBUTION

The Trust may offer and sell the Trust Notes (i) through underwriters or dealers purchasing as principals; (ii) directly to one or more purchasers in accordance with applicable securities laws; or (iii) through agents. The distribution of the Trust Notes may be effected from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Trust Notes may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If the Trust Notes are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for the Trust Notes by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to the Trust.

The Prospectus Supplement relating to each offering of Trust Notes will identify each underwriter, dealer or agent, as the case may be, and will also set forth the terms of that offering, including the type of security being offered, the public offering price (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to the Trust and any underwriting fees or commissions, any fees or commissions to be paid to any agents and any fees, commissions or concessions allowed or reallowed or paid by any underwriters to other dealers. Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Trust Notes offered thereby.

If underwriters purchase Trust Notes as principals, the Trust Notes will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, as described in the applicable Prospectus Supplement. The obligations of the underwriters to purchase those Trust Notes will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Trust Notes offered by the Prospectus Supplement if any of such Trust Notes are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time. The Prospectus Supplement will also set forth the intention of any underwriters, agents or dealers to engage in stabilizing, to syndicate short covering transactions or penalty bids, or to undertake any other transactions during the offering that may stabilize, maintain, or otherwise affect the Trust Notes’ price. Such transactions, if commenced, may be interrupted or discontinued at any time without notice. Any underwriters or agents to or through whom the Trust Notes are sold by the Trust for public offering and sale may make a market in the Trust Notes, but such underwriters or agents will not be obligated to do so and may interrupt or discontinue any market making at any time without notice. No assurance can be given that a trading market in any of the Trust Notes will develop or as to the liquidity of any trading market for such Trust Notes.

Under agreements which may be entered into by the Trust, underwriters, dealers and agents who participate in the distribution of the Trust Notes may be entitled to indemnification by the Trust against certain liabilities, including liabilities under the Securities Act or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

The Trust Notes may be offered and sold by the Trust directly or through agents designated by the Trust from time to time. Any agent participating in the distribution of the Trust Notes may be deemed to be an “underwriter”, as that term is defined in the Securities Act, of the Trust Notes so offered and sold. The Trust Notes also may be sold to dealers at the applicable price to the public set forth in the applicable Prospectus Supplement for resale to purchasers. Such dealers may be deemed to be “underwriters” within the meaning of the Securities Act.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of the Trust Notes will be a new issue of securities with no established trading market and will not be listed on any securities or stock exchange.

If so indicated in the Prospectus Supplement relating to a particular offering of Trust Notes, the Trust will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase such Trust Notes from the Trust pursuant to delayed delivery contracts providing for payment and delivery at a future date. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitations of such contracts.

ENFORCEABILITY OF CIVIL LIABILITIES

The Trust is formed pursuant to the laws of Ontario and TCPL is a corporation incorporated under and governed by the Canada Business Corporations Act. Some of the directors and officers of TCPL, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside the U.S., and all or a substantial portion of their assets, and a substantial portion of the assets of TCPL, are located outside the U.S. The Trust and TCPL have appointed an agent for service of process in the U.S., but it may be difficult for holders of the Trust Notes who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for holders of the Trust Notes who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon the civil liability of the Trust or TCPL and the civil liability of the directors and officers of TCPL and experts under U.S. federal securities laws.

The Trust and TCPL have been advised by their Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Trust and TCPL have also been advised by Blake, Cassels & Graydon LLP, however, that there is real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

The Trust and TCPL filed with the SEC, concurrently with their registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, TCPL and the Trust appointed TransCanada PipeLine USA Ltd. as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Trust or TCPL in a U.S. court arising out of or related to or concerning an offering of securities under this prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain material Canadian federal income tax consequences to an investor who is a resident of Canada or who is a non-resident of Canada of the acquisition, ownership and disposition of any Trust Notes and related securities offered thereunder, including whether the payment of interest and dividends will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement may also describe certain material United States federal income tax consequences of the purchase, ownership and disposition of any Trust Notes and related securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, any such consequences relating to the Trust Notes payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

RISK FACTORS

Investment in the Trust Notes is subject to various risks including those risks affecting TCPL and inherent in the pipeline, power and natural gas storage industries. You should consider carefully the risk factors contained in and incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of the Trust Notes.

Discussions of certain risks affecting TCPL in connection with its business are provided in TCE’s annual and interim disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus.

Risks Related to the Trust Notes

Dependence on Performance of TCPL and TCE

The purchase of Trust Notes involves risk with respect to the performance of TCPL and TCE. An investment in Trust Notes could be replaced in certain circumstances without the consent of the holder, by an investment in TCPL Exchange Preferred Shares and holders may in certain circumstances, including at the option of TCPL, be required to apply interest payable on the Trust Notes to acquire TCPL Deferral Preferred Shares. An investment in TCPL equity capital is subject to certain risks that are distinct from the risks associated with an investment in the Trust.

In the event of decline in the performance of TCPL or TCE, or TCPL or TCE becoming insolvent or bankrupt or resolving to wind-up or liquidate or being ordered wound-up or liquidated or the occurrence of any other event constituting an Automatic Exchange Event, the Trust Notes will be automatically exchanged for rights to be issued TCPL Exchange Preferred Shares, which will be immediately and automatically exercised, without the consent of the holders thereof, which shares would be an investment in TCPL and not in the Trust. As a result, holders of the Trust Notes could become shareholders of TCPL at a time when TCPL’s and/or TCE’s financial condition is deteriorating or when TCPL and/or TCE has become insolvent or bankrupt or resolved to wind-up or has been ordered wound-up or liquidated or upon the occurrence of any other event constituting an Automatic Exchange Event. In addition, if a Deferral Event Subscription is triggered, holders of the Trust Notes will be paid interest but will not receive cash as interest payable on Trust Notes will be applied on behalf of holders of Trust Notes to acquire TCPL Deferral Preferred Shares. In the event of a liquidation of TCPL, the claims of creditors of TCPL would be entitled to a priority of payment over the claims of holders of equity interests such as the TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares. See “— Risks Related to an Investment in TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares — Insolvency or Winding Up”.

Rights only as an Equity Holder in the Event of Insolvency

If TCPL were to become insolvent or bankrupt or resolved to wind-up or was ordered wound-up or liquidated after the Automatic Exchange or if the Automatic Exchange were to occur after the insolvency of TCPL, the holders of the TCPL Exchange Preferred Shares may receive, if anything, substantially less than the holders of the Trust Notes would have received had the Trust Notes not been so exchanged. In the event of the occurrence of the Automatic Exchange, with the result that the holder of a Trust Note receives a right to receive TCPL Exchange Preferred Shares in exchange for such Trust Note and ultimately TCPL Exchange Preferred Shares, such holder shall thereupon cease to have any direct claim or entitlement with respect to the assets of the Trust or under the guarantee by TCPL and the only claim or entitlement of such holder will be in its capacity as a shareholder of TCPL. Holders of the Trust Notes will individually be bound by the Automatic Exchange, acting through the Exchange Trustee, on the basis contemplated by the Share Exchange Agreement. In addition, holders of TCPL Deferral Preferred Shares, if any, would also be subject to these risks in respect of their TCPL Deferral Preferred Shares. Potential investors in the Trust Notes should carefully consider the description of TCPL set forth under “TC Energy Corporation and TCPL”. See also “Description of the Trust Notes and Related Agreements and Securities — Trust Notes and Related Agreements — Automatic Exchange” and “— Risks Related to an Investment in TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares — Insolvency or Winding Up”.

Dependence on Payments on the TCPL Sub Notes

Although the obligations of the Trust are guaranteed on an unsecured subordinated basis by TCPL, the ability of the Trust to make timely payments on the Trust Notes is dependent on TCPL making the corresponding payments on the TCPL Sub Notes. Other than the TCPL Sub Notes, the Trust does not have as of the date of this prospectus, and is not expected to have in the future, other significant assets available to satisfy its obligations on the Trust Notes.

Liquidity of and Dealings in Trust Notes

It is not expected that Trust Notes will be listed on any stock exchange. This may affect the pricing of the Trust Notes in the secondary market, the transparency and availability of trading prices, and the liquidity of the Trust Notes. There can be no assurance that an active trading market will develop or be sustained or that the Trust Notes may be resold at or above the initial public offering price. The ability of a holder to pledge Trust Notes or otherwise take action with respect to such holder’s interest in Trust Notes may be limited due to the lack of a physical certificate.

Dependence Upon TCPL and its Affiliates and Potential Conflicts of Interest

The Trust will be dependent on the diligence and skill of the employees of TCPL, as Administrative Agent. In addition, potential conflicts of interest may arise between the Trust and TCPL and its affiliates. See “The Trust — Activities of the Trust” and “Interests of TCPL and its Affiliates in Material Transactions”. The Administrative Agent may also delegate or subcontract all or a portion of its obligations under the Administration Agreement to one or more affiliates, and under certain conditions to non-affiliates, involved in the business of managing assets such as the Trust Assets. In the event that the Administrative Agent delegates or subcontracts its obligations in such a manner, the Trust will be dependent upon the subcontractor to provide services. See “The Trust — The Administrative Agent”.

Ratings

Credit ratings may not reflect all risks associated with an investment in the Trust Notes. Any credit ratings applied to the Trust Notes are an assessment of TCPL’s and the Trust’s ability to pay their respective obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the Trust Notes. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the Trust Notes. There is no assurance that any credit rating assigned to the Trust Notes will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Subordination

The Trust’s obligations under the Trust Notes (and TCPL’s obligations under its guarantee of the Trust Notes and TCPL’s obligations under the TCPL Sub Notes) are subordinated in right of payment to all of the Trust’s (TCPL’s) current and future senior indebtedness (including TCPL’s outstanding senior notes and other senior indebtedness), other than non-recourse obligations or any other obligations specifically designated as being subordinate in right of payment to such senior indebtedness. This means that the Trust (and TCPL) will not be permitted to make any payments on the Trust Notes (or under TCPL’s guarantee of the Trust Notes or on the TCPL Sub Notes) if the Trust (TCPL) defaults on a payment of principal or interest on any such senior indebtedness or there shall occur an event of default under such senior indebtedness and the Trust (TCPL) does not cure the default within the applicable grace period, if the holders of the senior indebtedness have the right to accelerate the maturity of such indebtedness or if the terms of such senior indebtedness otherwise restrict the Trust (TCPL) from making payments to junior creditors. See “Description of the Trust Notes and Related Agreements and Securities — Trust Notes and Related Agreements — Subordination”, “Description of the Trust Notes and Related Agreements and Securities — Trust Notes and Related Agreements — Guarantee by TCPL”.

Due to these subordination provisions, in the event of the Trust’s (or TCPL’s) insolvency, funds that the Trust (or TCPL) would otherwise use to make payments under the Trust Notes (or under TCPL’s guarantee thereof) will be used to pay the holders of the indebtedness ranking senior in right of payment to the Trust Notes (or under TCPL’s guarantee thereof) to the extent necessary to pay such senior indebtedness in full. As a result of those payments, the holders of such senior indebtedness may recover more, ratably, than holders of the Trust Notes. In addition, the holders of such senior indebtedness may under certain circumstances restrict or prohibit the Trust (or TCPL) from making payments on the Trust Notes (or under TCPL’s guarantee thereof).

In addition to the contractual subordination described above, the payment of principal and interest on the Trust Notes will be structurally subordinated to all indebtedness and other obligations of any subsidiaries of the Trust, and the payment of principal and interest under TCPL’s guarantee of the Trust Notes will be structurally subordinated to all indebtedness and other obligations of TCPL’s subsidiaries.

TCPL’s indebtedness as of December 31, 2020 was approximately $36.9 billion, all of which would be senior in right of payment to TCPL’s guarantee of the Trust Notes and to the TCPL Sub Notes.

Furthermore, in the event of an insolvency or liquidation of TCPL, the claims of creditors of TCPL would be entitled to a priority payment over the claims of holders of equity interests of TCPL, such as the TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares. See “— Rights only as an Equity Holder in the Event of Insolvency” and “— Risks Related to an Investment in TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares — Insolvency or Winding-up”.

No Limit on Debt

Although the Trust does not intend to issue any additional securities other than Voting Trust Units, Trust Notes or other subordinated debt securities, the Trust Indenture does not contain any provision limiting the Trust’s ability to incur indebtedness generally. Any such indebtedness could rank in priority to the Trust Notes. In addition, the Trust Indenture does not limit the incurrence of indebtedness by TCPL, and TCPL’s current indebtedness and any future indebtedness of TCPL rank in priority to TCPL’s guarantee of the Trust Notes and the TCPL Sub Notes. TCPL currently has substantial indebtedness and the Trust and TCPL may incur substantial additional indebtedness in the future.

Risks Related to an Investment in TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares

Ratings of TCPL Preferred Shares

The credit ratings, if any, applied to the TCPL Exchange and Deferral Preferred Shares are an assessment of TCPL’s ability to pay its obligations. The credit ratings are based on certain assumptions about the future performance and capital structure of TCPL that may or may not reflect the actual performance or capital structure of TCPL. Changes in credit ratings of the TCPL Exchange and Deferral Preferred Shares may affect the market price or value and the liquidity of the TCPL Exchange and Deferral Preferred Shares. There is no assurance that any credit rating will be assigned to the TCPL Exchange and Deferral Preferred Shares, or that any credit rating assigned to the TCPL Exchange and Deferral Preferred Shares will remain in effect for any given period of time, or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Dividends

Holders of TCPL Exchange and Deferral Preferred Shares do not have a right to dividends on such shares unless declared by the Board of Directors. The declaration of dividends is in the discretion of the Board of Directors even if TCPL has sufficient funds, net of its liabilities, to pay such dividends. TCPL may not declare or pay a dividend if there are reasonable grounds for believing that (i) TCPL is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realizable value of TCPL’s assets would thereby be less than the aggregate of its liabilities and stated capital of its outstanding shares. Liabilities of TCPL will include those arising in the course of its business, indebtedness, including inter-company debt, and amounts, if any, that are owing by TCPL under guarantees in respect of which a demand for payment has been made. In addition, a dividend (including a deemed dividend) received on TCPL Exchange and Deferral Preferred Shares may be subject to Canadian non-resident withholding tax and, if any such dividends are so subject, no additional amounts will be payable to holders of TCPL Exchange and Deferral Preferred Shares in respect of such withholding tax.

Insolvency or Winding-Up

The TCPL Exchange and Deferral Preferred Shares do not constitute indebtedness and are equity capital of TCPL which rank junior to all indebtedness and other non-equity claims and equally with the other first preferred shares of TCPL, if any, in the event of an insolvency or winding-up of TCPL. If TCPL becomes insolvent or is wound up, TCPL’s assets must be used to pay liabilities and other debt before payments may be made on the TCPL Exchange and Deferral Preferred Shares and other first preferred shares, if any.

No Fixed Maturity

The TCPL Exchange and Deferral Preferred Shares do not have a fixed maturity date and are not redeemable at the option of the holders of the TCPL Exchange and Deferral Preferred Shares. The ability of a holder to liquidate its holdings of TCPL Exchange and Deferral Preferred Shares may be limited.

Voting Rights

Holders of TCPL Exchange and Deferral Preferred Shares will not have any voting rights except as described in the applicable Prospectus Supplement or otherwise required by law.

Secondary Market and Liquidity

There can be no assurance that an active trading market will develop for the TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares following the issuance of any of those shares, or if developed, that such a market will be liquid or sustained at the issue price of such shares. TCPL is under no obligation to list the TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares on any stock exchange or other market.

The ability of a holder to pledge TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares or otherwise take action with respect to such holder’s interest therein may be limited due to the lack of a physical certificate.

Market Value

The market value of the TCPL Exchange and Deferral Preferred Shares may fluctuate due to a variety of factors relative to TCPL’s business, including announcements of new developments, fluctuations in TCPL’s operating results, sales of TCPL Preferred Shares, failure to meet analysts’ expectations, the impact of various tax laws or rates and general market conditions or the worldwide economy. There can be no assurance that the market value of the TCPL Exchange and Deferral Preferred Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to TCPL’s performance. Prevailing yields on similar securities will affect the market value of the TCPL Exchange and Deferral Preferred Shares. Assuming all other factors remain unchanged, the market value of the TCPL Exchange and Deferral Preferred Shares would be expected to decline as prevailing yields for similar securities rise and would be expected to increase as prevailing yields for similar securities decline. In addition, the market value of the TCPL Exchange and Deferral Preferred Shares will be significantly adversely affected in the event that dividends are not paid on such shares. See “— Dividends” above.

PRINCIPAL HOLDERS OF SECURITIES

It is intended that, at all times, TCPL and/or its affiliates will own all of the Voting Trust Units. See “Capitalization of the Trust”.

INTERESTS OF TCPL AND ITS AFFILIATES IN MATERIAL TRANSACTIONS

Pursuant to the Administration Agreement, TCPL administers the day-to-day operations of the Trust. TCPL and its affiliates may have interests which are not identical to those of the Trust. Consequently, conflicts of interest may arise with respect to transactions, including, the sale of the Trust Assets, future acquisitions of the Trust Assets from TCPL and/or its affiliates, and the renewal, termination or modification of the Administration Agreement. It is the intention of the Trust and TCPL that any agreements and transactions between the Trust, on the one hand, and TCPL and/or its affiliates, on the other hand, are fair to all parties and consistent with market terms and conditions.

LEGAL MATTERS

Certain matters relating to the issue and sale of the Trust Notes will be passed upon on behalf of the Trust and TCPL by Blake, Cassels & Graydon LLP, as to matters of Canadian law, and Mayer Brown LLP, as to matters of U.S. law. As to matters of Canadian law, Mayer Brown LLP will rely upon the opinion of Blake, Cassels & Graydon LLP.

EXPERTS

The consolidated financial statements of TCE as of December 31, 2020 and 2019, and for the years in the three-year period ended December 31, 2020, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2020 have been incorporated by reference in this prospectus and in the registration statement, as applicable, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference in this prospectus and in the registration statement, as applicable, and upon the authority of said firm as experts in accounting and auditing.

INTERESTS OF EXPERTS

As at the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and the partners and associates of Mayer Brown LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Trust, TCPL or TCE. In connection with the audit of TCE’s annual financial statements for the year ended December 31, 2020, KPMG LLP confirmed that they are independent with respect to the Trust, TCPL, and TCE within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Trust, TCPL and TCE under all relevant U.S. professional and regulatory standards.

TRANSFER AGENT AND REGISTRAR AND EXCHANGE TRUSTEE

AST Trust Company (Canada) is transfer agent, registrar, Indenture Trustee and Exchange Trustee in respect of the Trust Notes outstanding on the date hereof.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; consent of KPMG LLP; consent of Blake, Cassels & Graydon LLP; consent of Mayer Brown LLP; powers of attorney from directors and officers of TCPL; the Administration Agreement; the Credit Facility; the Declaration of Trust; the Trust Indenture; the TCPL Sub Note Trust Indenture; and the Subscription Agreements.

U.S.$800,000,000

TRANSCANADA TRUST

Fixed-to-Fixed Rate Subordinated Trust Notes — Series 2022-A
guaranteed on a subordinated basis by
TRANSCANADA PIPELINES LIMITED

PROSPECTUS SUPPLEMENT

March 2, 2022

Joint Book-Running Managers
Deutsche Bank Securities		MUFG

Co-Managers
Citigroup	HSBC	J.P. Morgan	SMBC Nikko
BofA Securities		Mizuho Securities

Barclays
Truist Securities		Wells Fargo Securities